As filed with the Securities and Exchange Commission on June 12, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COLUMBUS McKINNON CORPORATION
(Exact name of registrant as specified in its charter)

New York	3536	16-0547600
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification Number)
140 John James Audubon Parkway
Amherst, New York 14228-1197
(716) 689-5400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert L. Montgomery, Jr.
Executive Vice President
and Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228-1197
(716) 689-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Robert J. Olivieri, Esq.	John M. Gherlein, Esq.
Hodgson Russ LLP	Baker & Hostetler LLP
One M&T Plaza, Suite 2000	3200 National City Center, 1900 East Ninth Street
Buffalo, New York 14203-2391	Cleveland, Ohio 44114-3495
(716) 856-4000	(216) 621-0200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock ($.01 par value)	6,037,500 shares(2)	$9.04	$54,579,000	$5,022

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high and low prices of the common stock as quoted on the Nasdaq National Market on June 10, 2002.

(2)	Includes up to 787,500 shares which may be issued upon exercise of the Underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 12, 2002

5,250,000 Shares

Common Stock

We are selling 5,000,000 shares of our common stock and the selling shareholder named in this prospectus is selling 250,000 shares. We will not receive any proceeds from the sale of the shares by the selling shareholder.

Our common stock is quoted on the Nasdaq National Market under the symbol “CMCO.” The last reported sale price of our common stock on the Nasdaq National Market on June 10, 2002 was $9.29 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Columbus McKinnon, before expenses	$	$
Proceeds to the selling shareholder, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to 787,500 additional shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about                 , 2002.

McDonald Investments Inc.	Robert W. Baird & Co.

The date of this Prospectus is            , 2002

COFFING

Yale

Dixie Industries

COFFING HOISTS

American Lifts

BUDGIT

Columbus McKinnon Corporation

CM

CM

SHAW-BOX

CHESTER HOIST

Duff-Norton

UNIVEYOR
CONVEYOR SYSTEMS

TROLLEY

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

FORWARD LOOKING STATEMENTS

This prospectus contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by us and, conditions affecting our customers and suppliers, competitor responses to our products and services, the overall market acceptance of such products and services, the integration of acquisitions and other factors set forth herein under “Risk Factors.” We use words like “will,” “may,” “should,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “future” and other similar expressions to identify forward looking statements. Purchasers of our common stock should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under “Risk Factors” and elsewhere in this prospectus. Our actual operating results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward looking statements may not actually occur.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Accordingly, it is not complete and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references to “we,” “us” or “our” refer collectively to Columbus McKinnon Corporation and its subsidiaries. Unless otherwise stated, all financial information contained in this prospectus reflects the continuing operations of our company giving effect to the May 2002 sale of substantially all of the assets of our subsidiary, Automatic Systems, Inc. (“ASI”). Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Our Company

We are a leading manufacturer and marketer of hoists, cranes, chain and component parts serving a wide variety of commercial and industrial end markets. Our products are used to efficiently and ergonomically move, lift, position or secure objects and loads. We are the domestic market leader in hoists, our principal line of products, which we believe provides us with a strategic advantage in selling our other products. We have achieved our leadership position through strategic acquisitions, our extensive and well-established distribution channels and our commitment to product innovation and quality. We have one of the most comprehensive product offerings in the industry, and we believe we have more hoists in use in North America than all of our competitors combined. Our brand names, including CM, Coffing, Duff-Norton, Shaw-Box and Yale, are among the most recognized and well-respected in our marketplace.

Our business is organized in two segments – Products and Solutions. Our Products segment sells a wide variety of powered and manually operated wire rope and chain hoists, industrial crane systems, chain, hooks and attachments. This segment represented 84.3% of our net sales in our fiscal year ended March 31, 2002. Our products are sold to over 20,000 general and specialty distributors and original equipment manufacturers, or OEMs, for use in a wide variety of applications. Our products and customer base are highly diversified; no single product accounted for more than 1%, and no individual customer accounted for more than 5%, of our Products net sales in fiscal 2002.

Our Solutions segment designs, manufactures and installs application-specific material handling systems and solutions for end-users to improve work station and facility-wide work flow. This segment represented 15.7% of our net sales in fiscal 2002. Our systems and solutions include sophisticated conveyor systems, operator-controlled manipulators, light-rail systems and scissor lift tables used in manufacturing, assembly, warehousing and construction applications.

Since our initial public offering in February 1996, we have substantially increased our net sales and generated significant profits and cash flow. During this period, our net sales have increased from $209.8 million in fiscal 1996 to $480.0 million in fiscal 2002; our EBITDA as a percentage of net sales, or EBITDA margin, has averaged 15.5%; and our cumulative cash flow from operations was $251.7 million. In fiscal 2002, despite being adversely affected by the industrial recession, we generated EBITDA of $62.0 million, an EBITDA margin of 12.9% and cash flow that enabled us to reduce senior bank debt by $59.7 million.

Our Competitive Strengths

•
Comprehensive Product Lines and Strong Brand Name Recognition.    We believe we offer the most comprehensive product lines in the markets we serve. The breadth of our product lines enables us to provide a “one-stop shop” to our distributors, many of whom are looking to consolidate their suppliers. We believe that our strong brand name recognition has created customer loyalty and helps us to maintain existing business, as well as capture additional business.

•
Leading Market Position and Reputation.    We are the largest manufacturer of hoists, alloy and high strength carbon steel chain and operator-controlled manipulators in North America. Over 60% of our domestic net sales in fiscal 2002 were from product categories in which we believe we hold the leading market share. We believe that the strength of our established products and brands and our leading market position provide us with significant competitive advantages, including preferred supplier status with a majority of our largest customers. Our large installed base of products also provides us with a significant competitive advantage in selling our products to existing customers as well as providing repair and replacement parts.

•
Low-Cost Manufacturing Capability.    We believe we are a low-cost manufacturer. We will continue to integrate and consolidate our manufacturing operations and reduce our manufacturing costs through the following initiatives:

–
Rationalization and Consolidation.    In fiscal 2002, we closed five manufacturing plants and one warehouse, consolidated a number of product lines and standardized certain component parts. We have identified five additional manufacturing facilities for consolidation within the next 12 months.

–
Lean Manufacturing.    In fiscal 2002, we instituted Lean Manufacturing at 13 of our facilities, resulting in substantial inventory reductions, a significant decline in required manufacturing floor area, decreased product lead time and improved productivity.

–	Purchasing Council. We continue to leverage our company-wide purchasing power through our Purchasing Council to reduce our costs.

–	Vertical Integration. We manufacture many of the parts and components used in our manufacture of hoists and cranes, resulting in reduced costs.

–	International Expansion. Our continued expansion of our manufacturing facilities in China and Mexico provides us with another cost efficient platform to manufacture certain of our products.

•
Distribution Channel Diversity and Strength.    Our products are sold to over 20,000 general and specialty distributors and OEMs. We enjoy long-standing relationships with, and are a preferred provider to, the majority of our largest distributors and industrial buying groups. Over the past decade, there has been significant consolidation among distributors of material handling equipment. We have benefited from this consolidation and have maintained and enhanced our relationships with our leading distributors, as well as formed new relationships. We believe our extensive North American distribution channels provide a significant competitive advantage and allow us to effectively market new product line extensions and promote cross-selling.

•	Strong After-Market Sales and Support. We believe that we retain customers and attract new customers due to our ongoing commitment to customer service and satisfaction. Our large installed base of hoists and chain drives our after-market sales for components and repair parts and is a stable source of higher margin business. We maintain strong relationships with our customers and provide prompt after-market service to end-users of our products through our authorized network of 13 chain repair stations and over 350 hoist service and repair stations.

•
Experienced Management Team.    Our senior management team provides a depth and continuity of experience in the material handling industry, with our top six executives possessing an average of over 19 years of experience with us. Our management has experience in aggressive cost management, efficient manufacturing techniques, acquiring and integrating businesses and global operations, all of which are critical to our long-term growth. Upon completion of this offering, our directors and executive officers will own an aggregate of approximately 11% of our outstanding common stock.

Our Strategy

•	Increase Our Domestic Organic Growth. We intend to use our competitive advantages to increase our market share across all of our product lines through the following initiatives:

–
Leverage Strong Competitive Position.    Our large, diversified customer base, our extensive distribution channels and our close relationships with our distributors provide us with insights into customer preferences and product requirements that allow us to anticipate and address the future needs of end-users. Additionally, we continue to implement our CraneMart™ initiative launched in 1999 to build an integrated North American network of independent and company-owned crane builders. CraneMart™ participants purchase our products and parts for incorporation in their products and for distribution and are provided a full range of services, including best pricing, parts distribution rights, technical support and shared resources.

–
Introduce New Products.    We continue to expand our business by developing new material handling products and services and expand the breadth of our product lines to address customer needs. Recent new product introductions include:

•	global wire rope hoists used in overhead cranes;
•	lifting clamps used for lifting large plates of steel;
•	self-standing or ceiling-mounted, light-rail crane systems used in work station material handling applications;
•	top-running and underhung end-trucks used in the crane builder industry;
•	hand pallet trucks used in warehouse and factory applications; and
•	high speed, light-weight, mini-load cranes used in warehouse applications.

•
Increase Our Penetration of International Markets.    Our international sales comprised 29.4% of our net sales in fiscal 2002 and grew at a compounded annual rate of 26.5%, from $34.3 million in fiscal 1996 to $140.9 million in fiscal 2002. We sell to distributors in approximately 50 countries and have manufacturing facilities in Canada, Mexico, Germany, the United Kingdom, Denmark, France and China. In addition to new product introductions, we intend to increase international sales and enhance margins by:

–
Expanding Our Sales and Service Presence.    We are expanding our sales and service presence in the major market areas of Europe, Asia and South America. We have recently added four new sales offices and warehouse facilities in Europe, one in Brazil and one in Mexico.

•
Increasing Sales and Improving Margins.    We intend to increase our sales and improve our margins by manufacturing and exporting a broader array of high quality, low-cost products and components from our facilities in Mexico and China. We have recently constructed a third manufacturing facility in China and are expanding our manufacturing capacity and distribution channels in Mexico.

•
Reduce Our Operating Costs.    Our objective is to remain a low-cost producer. We continuously seek ways to reduce our operating costs and increase our manufacturing productivity. In furtherance of this objective, we have undertaken the following:

•
Rationalization of Facilities.    Consolidating acquired operations is an integral part of our acquisition strategy. We closed five manufacturing plants and one warehouse in fiscal 2002 and have identified five additional facilities for consolidation within the next 12 months. When completed, we believe these consolidations will result in annual fixed cost reductions of approximately $20 million.

•
Implementation of Lean Manufacturing.    Through fiscal 2002, we have instituted Lean Manufacturing at 13 of our major facilities. In fiscal 2002, largely as a result of our Lean Manufacturing initiative, we recaptured approximately 185,000 square feet of manufacturing floor area and consolidated an additional 345,000 square feet of closed facilities. Additionally, we reduced inventories by approximately $19 million, improved productivity and achieved significant reductions in product lead time. We expect to introduce Lean Manufacturing in five additional facilities in fiscal 2003. Our Lean Manufacturing initiative complements our strategy of integrating and consolidating our manufacturing facilities.

•
Leverage Purchasing Power.    The Columbus McKinnon Purchasing Council was formed in fiscal 1998 to centralize and leverage our overall purchasing power, which has grown through acquisitions. This action has resulted in annualized savings of approximately $16.3 million since its inception, including approximately $3.8 million in fiscal 2002.

•
Pursue Selective Acquisitions.    The completion of this offering and the closing of our new credit agreement are the first steps toward improving our capital structure. These steps, together with our other strategies, will better position us to seek accretive and complementary acquisitions at some time in the future.

Recent Developments

As of March 31, 2002, we were in default of certain financial covenants contained in our existing bank credit agreement. Subsequently, we have entered into an amendment to our existing bank credit agreement wherein the lenders have waived these defaults. This amendment also modifies certain of our financial covenants prospectively and reduces our borrowing limit from $206 million to $150 million.

Our existing bank credit agreement, which had outstanding borrowings of $145.8 million at March 31, 2002, expires on March 31, 2003. We have received a term sheet for a proposed new bank credit agreement. The outstanding balance of our existing bank credit agreement ($127.2 million as of June 10, 2002) will be reduced by the net proceeds of this offering. The new bank credit agreement will provide for aggregate borrowings up to $95 million and will be secured by a first priority security interest in substantially all of our assets. It will contain covenants restricting our ability to incur additional indebtedness, to sell a substantial portion of our assets, to merge or to make acquisitions or investments. It will also obligate us to meet certain financial requirements and will restrict our ability to pay dividends. The term sheet is not binding on the lenders and is subject to several conditions, including the execution of definitive agreements. We cannot assure you that we will be able to negotiate a new bank credit agreement on commercially reasonable terms, or at all. If we are unable to enter into a new bank credit agreement prior to March 31, 2003, our ability to fund our operations will be significantly impaired.

In May 2002, we sold substantially all of the assets of ASI for approximately $20.6 million in cash, plus a subordinated note in the principal amount of approximately $6.8 million payable over 10 years. We may also receive additional payments from this sale of up to $2.0 million from proceeds of certain ASI accounts receivable and up to an aggregate of $10.0 million based upon the financial performance of the ASI business for the two years following the closing. ASI comprised substantially all of our former Solutions – Automotive business segment.

In addition, in January 2002, we sold our Handling Systems & Conveyors, Inc. business for cash proceeds of approximately $0.9 million.

Corporate Information

Our company was incorporated under the laws of the State of New York in 1929. Our executive offices are located at 140 John James Audubon Parkway, Amherst, New York 14228-1197, and our telephone number is (716) 689-5400. Our web site address is www.cmworks.com. Information contained on our web site is not a part of this prospectus.

The Offering

Common stock being offered by:
Our company	5,000,000 shares
Selling shareholder	250,000 shares

Total	5,250,000 shares

Common stock to be outstanding after this offering	19,895,172 shares (1)

Use of Proceeds	To repay indebtedness. We will not receive any proceeds from the sale of shares by the selling shareholder. See “Use of Proceeds.”

Nasdaq National Market symbol	CMCO

(1)
Excludes 1,482,500 shares of common stock reserved for issuance under our stock option plans, of which 1,406,160 shares were subject to outstanding options as of March 31, 2002 at a weighted average exercise price of $14.34 per share.

Summary Consolidated Financial Data

The following financial data represent our continuing operations and reflect the May 2002 sale of substantially all of the assets of ASI. The consolidated balance sheets as of March 31, 2001 and 2002 and the related statements of operations, cash flows and shareholders’ equity for the three years ended March 31, 2002 and notes thereto appear elsewhere in this prospectus. The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

	Fiscal Years Ended March 31,
	1998	1999	2000	2001	2002
	(Amounts in millions, except per share data)
Statement of Operations Data:
Net sales	$561.8	$594.0	$609.2	$586.2	$480.0
Gross profit	160.2	169.5	172.4	159.5	120.5
Income from operations before restructuring charges and amortization	80.2	85.3	83.2	76.9	48.7
Restructuring charges	—	—	—	—	9.6
Amortization of intangibles	10.3	10.6	11.4	11.0	11.0
Interest expense, net (1)	23.2	33.2	32.1	34.2	31.8
Income (loss) before income taxes	46.8	41.6	39.7	31.7	(3.7)
Income (loss) from continuing operations (2)	24.0	23.1	22.1	14.9	(6.0)
Diluted earnings (loss) per share from continuing operations	1.66	1.61	1.55	1.04	(0.42)
Weighted average shares outstanding – assuming dilution	14.4	14.3	14.2	14.3	14.4

Balance Sheet Data (at end of period): (3)
Total assets (4)	$762.7	$741.3	$731.8	$722.4	$524.3
Total debt	458.6	423.6	413.8	407.0	347.9
Total shareholders’ equity	170.9	188.7	203.5	207.9	71.6

Other Financial Data:
EBITDA (5)	$91.9	$97.8	$96.1	$90.7	$62.0
Cash provided by operating activities	38.4	52.2	44.3	38.3	49.8
Cash dividends per common share	0.28	0.28	0.28	0.28	0.14

(1)
Interest expense, net includes the following unusual items in fiscal 2002: (i) $2.8 for an unrealized, non-cash, mark-to-market loss recognized on certain marketable equity securities held by our captive insurance subsidiary; (ii) $1.5 loss on the January 2002 sale of a small subsidiary; and (iii) $1.9 gain on the sale of assets held for sale.

(2)	Income (loss) from continuing operations and earnings per share data are presented prior to an extraordinary charge for early debt extinguishment of $4.5 in fiscal 1998.
(3)	See “Capitalization” for the unaudited pro forma balance sheet data assuming consummation of this offering and application of the estimated proceeds to reduce indebtedness occurred on March 31, 2002.
(4)	Total assets includes net assets of discontinued operations of $150.3, $149.9, $152.6, $163.5 and $21.5 as of March 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(5)
EBITDA is defined as the sum of income from continuing operations before income taxes, interest and debt expense, depreciation expense, amortization of intangible assets (including goodwill), non-recurring restructuring charges and certain non-cash charges included in interest expense, net as described in clauses (i) and (ii) of note 1 above. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.

RISK FACTORS

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before you decide whether to purchase our common stock. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline and you could lose all or a significant part of your investment.

The success of our business is affected by industrial economic conditions.

Periods of industrial economic slowdown or recession in the United States or other countries, or the public perception that one may occur, could decrease the demand for our products, affect the availability and cost of our products and adversely impact our business. In fiscal 2001, for example, we were negatively impacted by the general slowing in the economy. That impact has continued, and in fiscal 2002 we experienced a loss.

Our significant indebtedness could limit our operational and financial flexibility.

We have incurred indebtedness that is substantial in relation to our shareholders’ equity. As of March 31, 2002, we had total funded debt of approximately $347.9 million. This represents approximately 83% of our total capitalization at that date. We may need to incur additional debt to fund our continued growth. We may not be able to service or refinance our debt at maturity on terms that are acceptable to us. Our debt service, consisting of interest expense and required principal payments, was $32.4 million in fiscal 2002. The degree to which we are leveraged could have other important consequences to holders of our common stock, including the following:

•	we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, which reduces the funds available for our operations;

•
a portion of our debt is at variable rates of interest, which makes us vulnerable to increases in interest rates; for example, interest expense in fiscal 2002 would have increased $1.4 million for every percentage point increase in interest rates, based upon average variable rate debt outstanding; and

•	our debt instruments contain numerous financial and other restrictive covenants, such as restrictions on paying dividends, incurring additional debt, selling assets and making capital expenditures.

Our existing bank credit agreement, which had outstanding borrowings of $145.8 million at March 31, 2002, terminates on March 31, 2003. We have received a term sheet for a new bank credit agreement providing for aggregate borrowings up to $95 million that we anticipate will close shortly after the completion of this offering. However, the term sheet is not binding on the lenders, and we cannot assure you that we will be able to negotiate a new bank credit agreement on commercially reasonable terms, or at all. For instance, a new bank credit agreement could result in an increase in the interest rate of our bank debt over the rate we currently pay or more restrictive covenants than our existing bank credit agreement currently contains. If we are unable to enter into a new bank credit agreement by March 31, 2003, our ability to fund our operations will be significantly impaired.

A write-off of all or part of our goodwill could adversely affect our operating results and net worth and cause us to violate covenants in our existing bank credit agreement.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 Business Combinations and Statement of Financial Accounting

Standards No. 142 Goodwill and Other Intangible Assets. FAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill should be amortized over their useful lives. As a result of our prior acquisitions, we have a material amount of goodwill recorded on our financial statements. At March 31, 2002 our recorded goodwill was approximately $200.8 million, or approximately 38% of our total assets. We may have to write-off all or a portion of our goodwill if its value becomes impaired. Although any such write-off would be a non-cash charge, it could reduce our earnings and net worth significantly. A write-off of goodwill could also cause us to violate covenants contained in our existing bank credit agreement that require a minimum level of net worth. Any such violation could disqualify us from making additional borrowings under our existing bank credit agreement and could require us to refinance or renegotiate the terms of our bank indebtedness.

We may not be able to successfully integrate our acquired companies.

Historically, a significant portion of our growth has been attributable to acquisitions. Our acquired companies have and will continue to place significant demands on our management, operational and financial resources. Realization of the benefits of acquisitions often requires integration of some or all of the acquired companies’ sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations. The integration of our acquired companies will continue to demand substantial attention from our senior management and the management of the acquired companies. We cannot assure you that we will be able to successfully integrate our acquired companies, that these companies will operate profitably or that we will realize the potential benefits from these acquisitions.

We may be adversely impacted by our inability to identify and finance future acquisitions.

Although we have not made any acquisitions since April 1999, we intend to pursue strategic acquisitions again in the future. We cannot provide any assurance that we will be able to identify appropriate future acquisition candidates or, if we do, that we will be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of our common stock. Additional debt financing could require us to accept covenants that would, among other things, limit our ability to pay dividends.

Our international operations pose certain risks that may adversely impact sales and earnings.

We have operations and assets located outside of the United States, primarily in Canada, Mexico, Germany, Denmark, France and China. In addition, we import a portion of our hoist product line from China and Japan, and sell our products to distributors located in approximately 50 countries. Our international operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, risk of governmental expropriation, political risks and risks of increases in taxes. Also, in some foreign jurisdictions we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. These factors may adversely affect our future profits.

Our business is highly competitive and increased competition could reduce our income and profitability.

The principal markets that we serve are highly competitive. Competition is based primarily on performance, functionality, price, brand recognition, customer service and support, and product availability. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross margins and net income.

Our certificate of incorporation, by-laws and Rights Agreement, as well as the New York Business Corporation Law, contain provisions that could have the effect of deterring takeovers or delaying or preventing changes in control or management of our company.

Provisions of our certificate of incorporation and by-laws, our Rights Agreement and applicable New York law may discourage, delay or prevent a change in control that shareholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws will:

•	authorize our Board of Directors to issue preferred stock in one or more series, without shareholder approval;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

•	limit the right of shareholders to remove a director.

Our Rights Agreement and applicable provisions of New York law impose limitations on persons proposing to acquire us in a transaction not approved by our Board of Directors.

Our future operating results may be affected by fluctuations in steel prices. We may not be able to pass on increases in raw material costs to our customers.

The principal raw material used in our specialty chain and forging operations is steel. The steel industry as a whole is very cyclical, and at times pricing can be volatile due to a number of factors beyond our control, including general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. This volatility can significantly affect our raw material costs.

Through our Purchasing Council, we purchase steel on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices and market conditions. In an environment of increasing raw material prices, competitive conditions will determine how much of the steel price increases we can pass on to our customers. To the extent we are unable to pass on any price increases to our customers, our profitability could be adversely affected.

We depend on our senior management team and the loss of any member could adversely affect our operations.

Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel.

We are subject to various environmental laws which may require us to expend significant capital and incur substantial cost.

Our facilities are subject to many federal, state and local requirements relating to the protection of the environment and we have made, and will continue to make, expenditures to comply with such provisions. Failure to comply with environmental laws, regulations and permits, or changes in such laws, including the imposition of more stringent standards for discharges into the environment, could result in substantial operating costs and capital expenditures in order to maintain compliance and could also include fines and civil and criminal sanctions, third party claims for property damage or personal injury, clean-up costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of such facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including clean-up obligations at these or other locations where materials from our operations were disposed of, which could result in substantial future expenditures that cannot be currently quantified and which could reduce our profits.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $43.3 million from this offering ($50.2 million if the underwriters exercise their over-allotment in full), after deducting underwriting discounts, commissions and our estimated offering expenses, based on an assumed public offering price of $9.29 per share (the last reported sale price on June 10, 2002).

We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our existing bank credit agreement. At March 31, 2002, we had approximately $145.8 million outstanding under our existing bank credit agreement, bearing interest at a weighted average interest rate of approximately 5.5%, all of which matures on March 31, 2003. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources.”

We will not receive any proceeds from the sale of shares by the selling shareholder.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002 on an actual basis and as adjusted to give effect to this offering and the application of the net proceeds received by us to repay indebtedness under our existing bank credit agreement. See “Use of Proceeds.” You should read this table together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2002
	Actual	As Adjusted
	(Dollars in thousands)
Debt:
Senior bank debt	$145,800
8½% Senior Subordinated Notes due 2008	199,681
Other	2,372

Total debt	$347,853

Shareholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized,14,895,172 shares issued and outstanding (19,895,172 shares issued and outstanding, as adjusted) (1)	149
Additional paid-in capital	104,920
Retained earnings.	(12,536)
Accumulated comprehensive loss	(13,994)
ESOP debt guarantee	(6,514)
Unearned restricted stock	(414)

Total shareholders’ equity	71,611

Total capitalization	$419,464	$

(1)
Excludes 1,482,500 shares of common stock reserved for issuance under our stock option plans, of which 1,406,160 shares were subject to outstanding options as of March 31, 2002 at a weighted average exercise price of $14.34 per share.

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

Our common stock is traded on the Nasdaq National Market under the symbol “CMCO.” As of May 31, 2002, there were 493 holders of record of our common stock.

We paid quarterly cash dividends on our common stock from 1988 through the second quarter of fiscal 2002. In January 2002, we announced that we were indefinitely suspending the payment of cash dividends on our common stock in order to dedicate our cash resources to the repayment of outstanding indebtedness. We may reconsider or revise this policy from time to time based upon conditions then existing, including, without limitation, our earnings, financial condition, capital requirements or other conditions our Board of Directors may deem relevant.

The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market and our dividend history.

	Price Range of Common Stock		Dividend Per Share
	High	Low
Year Ended March 31, 2000
First Quarter	$29.00	$18.88	$0.07
Second Quarter	25.25	17.12	0.07
Third Quarter	17.44	9.87	0.07
Fourth Quarter	15.75	10.00	0.07

Year Ended March 31, 2001
First Quarter	$15.06	$12.87	$0.07
Second Quarter	15.25	13.55	0.07
Third Quarter	13.94	8.75	0.07
Fourth Quarter	9.67	7.50	0.07

Year Ended March 31, 2002
First Quarter	$11.25	$6.96	$0.07
Second Quarter	10.40	9.36	0.07
Third Quarter	10.15	7.45	0.00
Fourth Quarter	12.80	9.31	0.00

Year Ending March 31, 2003
First Quarter (through June 10, 2002)	$13.67	$8.67	$0.00

On June 10, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $9.29 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following financial data represent our continuing operations and reflect the May 2002 sale of substantially all of the assets of ASI. The consolidated balance sheets as of March 31, 2001 and 2002 and the related statements of operations, cash flows and shareholders’ equity for the three years ended March 31, 2002 and notes thereto appear elsewhere in this prospectus. The selected consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

	Fiscal Years Ended March 31,
	1998	1999	2000	2001	2002
	(Amounts in millions, except per share data)
Statement of Operations Data:
Net sales	$561.8	$594.0	$609.2	$586.2	$480.0
Cost of products sold	401.7	424.5	436.8	426.7	359.6

Gross profit	160.2	169.5	172.4	159.5	120.5
Selling expenses	46.6	47.6	48.7	48.4	43.5
General and administrative expenses	33.4	36.6	40.5	34.3	28.2

Income from operations before restructuring charges and amortization	80.2	85.3	83.2	76.9	48.7
Restructuring charges	—	—	—	—	9.6
Amortization of intangibles	10.3	10.6	11.4	11.0	11.0

Income from operations	69.9	74.7	71.8	65.9	28.1
Interest and debt expense	25.1	34.7	33.5	36.3	29.4
Other (income) and expense, net (1)	(1.9)	(1.5)	(1.3)	(2.2)	2.5

Income (loss) before income taxes	46.8	41.6	39.7	31.7	(3.7)
Income tax expense	22.8	18.5	17.6	16.8	2.3

Income (loss) from continuing operations (2)	$24.0	$23.1	$22.1	$14.9	$(6.0)

Diluted earnings (loss) per share from continuing operations	$1.66	$1.61	$1.55	$1.04	$(0.42)
Basic earnings (loss) per share from continuing operations	$1.69	$1.63	$1.56	$1.04	$(0.42)
Weighted average shares outstanding – assuming dilution	14.4	14.3	14.2	14.3	14.4
Weighted average shares outstanding – basic	14.2	14.1	14.1	14.3	14.4
Balance Sheet Data (at end of period): (3)
Total assets (4)	$762.7	$741.3	$731.8	$722.4	$524.3
Total debt	458.6	423.6	413.8	407.0	347.9
Total shareholders’ equity	170.9	188.7	203.5	207.9	71.6
Other Financial Data:
EBITDA (5)	$91.9	$97.8	$96.1	$90.7	$62.0
Cash provided by operating activities	38.4	52.2	44.3	38.3	49.8
Capital expenditures	11.4	12.8	7.9	10.2	4.8
Cash dividends per common share	0.28	0.28	0.28	0.28	0.14

(1)
Other (income) and expense, net includes the following unusual items in fiscal 2002: (i) $2.8 for an unrealized, non-cash, mark-to-market loss recognized on certain marketable equity securities held by our captive insurance subsidiary; (ii) $1.5 loss on the January 2002 sale of a small subsidiary; and (iii) $1.9 gain on the sale of assets held for sale.

(2)	Income (loss) from continuing operations and earnings per share data are presented prior to an extraordinary charge for early debt extinguishment of $4.5 in fiscal 1998.
(3)	See “Capitalization” for the unaudited pro forma balance sheet data assuming consummation of this offering and application of the estimated proceeds to reduce indebtedness occurred on March 31, 2002.
(4)	Total assets includes net assets of discontinued operations of $150.3, $149.9, $152.6, $163.5 and $21.5 as of March 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(5)
EBITDA is defined as the sum of income from continuing operations before income taxes, interest and debt expense, depreciation expense, amortization of intangible assets (including goodwill), non-recurring restructuring charges and certain non-cash charges included in other (income) and expense, net as described in clauses (i) and (ii) of note 1 above. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

This section should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Comments on the results of operations and financial condition below refer to our continuing operations, except in the section entitled “Discontinued Operations.”

Overview

We are a leading manufacturer and marketer of hoists, cranes, chain and component parts serving a wide variety of commercial and industrial end markets. Our products are used to efficiently and ergonomically move, lift, position or secure objects and loads. Our Products segment sells a wide variety of powered and manually operated wire rope and chain hoists, industrial crane systems, chain, hooks and attachments. Our Solutions segment designs, manufactures, and installs application-specific material handling systems and solutions for end-users to improve work station and facility-wide work flow.

Founded in 1875, we have grown to our current size and leadership position largely as the result of the 14 businesses we acquired between February 1994 and April 1999. These acquisitions have significantly broadened our product lines and services and expanded our geographic reach, end-user markets and customer base. As a result of these acquisitions and internal growth, our revenues have increased from approximately $209.8 million in fiscal 1996, the year of our initial public offering, to approximately $480.0 million in fiscal 2002.

The operations of our acquired businesses have been substantially integrated with our existing businesses. We converted nearly all of our acquired North American businesses onto our computer system which integrates all of our applications from order entry to production planning to accounting, facilitating company-wide information flow. Further acquisition integration activities included cost reductions resulting from internally supplying chain and forged attachments to acquired hoist businesses, consolidating purchasing efforts through our Purchasing Council, reducing duplicative sales and marketing activities, eliminating administrative headcount and consolidating treasury and accounts receivable functions. Our acquisition integration activities also included revenue enhancements through cross-selling of products between existing and acquired businesses. The next phase of the integration of these businesses includes reducing our excess manufacturing capacity and improving our productivity. This phase is currently in progress through our facility rationalization program and Lean Manufacturing efforts.

The latter phase of these integration activities was delayed for a period of approximately two years, from early 1999 through early 2001, due to difficulties encountered with the assimilation of our 1998 ASI acquisition. Substantially all of the assets of that business, which formerly comprised our Solutions – Automotive segment, were sold in May 2002. ASI did not prove to be a good fit for us mainly because of the highly volatile nature of its business, its significant dependence on the auto industry and its heavy use of working capital. Despite the fact that the write-off associated with that disposition increased our financial leverage, the proceeds furthered our efforts to reduce debt and future interest expense, which has recently been one of our primary objectives.

Many of the U.S. industrial sectors that we serve have been impacted by soft economic conditions since mid-1998. These conditions deteriorated significantly in our fiscal 2001 fourth quarter and continued to decline throughout fiscal 2002, impacting our net sales and financial performance. After reaching a historical high of $609.2 million in fiscal 2000, our net sales declined 3.8% to $586.2 million in fiscal 2001, and further by 18.1% to $480.0 million in fiscal 2002, primarily due to this downturn in the business cycle. Despite these economic conditions and their impact on our operating results, we maintained our leading market share, generated positive cash flow from operations and repaid $6.4 million and $59.7 million of debt in fiscal 2001 and 2002, respectively. Our positive cash flow was favorably impacted by our Lean Manufacturing efforts, which began in fiscal 2002. These efforts are fundamentally changing our manufacturing processes, resulting in significant inventory reductions.

Results of Operations

Net sales of the Products and Solutions segments, in millions of dollars and with percentage changes for each segment, were as follows:

	Fiscal Years Ended March 31,			Change 2002 vs. 2001		Change 2001 vs. 2000
	2002	2001	2000	Amount	%	Amount	%
Products segment	$404.7	$478.9	$511.3	$(74.2)	(15.5)	$(32.4)	(6.3)
Solutions segment	75.3	107.3	97.9	(32.0)	(29.8)	9.4	9.6

Total net sales	$480.0	$586.2	$609.2	$(106.2)	(18.1)	$(23.0)	(3.8)

Sales fluctuations during the periods were primarily due to the downturn in the general economy and the industrial sectors in particular. Net sales in fiscal 2002 of $480.0 million decreased by $106.2 million, or 18.1%, from fiscal 2001, and sales in fiscal 2001 of $586.2 million decreased $23.0 million, or 3.8%, from fiscal 2000. Our Products segment net sales declined 15.5% and 6.3% in fiscal 2002 and 2001, respectively, primarily due to decreased unit sales resulting from the soft U.S. industrial markets. Our Solutions segment net sales decreased 29.8% and increased 9.6% in fiscal 2002 and 2001, respectively. The decline in fiscal 2002 was primarily due to soft U.S. industrial markets and our decision to exit our domestic general contracting business, which had net sales of $1.4 million and $21.0 million in fiscal 2002 and 2001, respectively. The growth in fiscal 2001 was primarily due to the expansion of our European operations, partially offset by soft U.S. industrial markets.

Gross profit of the Products and Solutions segments, in millions of dollars and as a percentage of total segment net sales, were as follows:

	Fiscal Years Ended March 31,
	2002		2001		2000
	Amount	%	Amount	%	Amount	%
Products segment	$109.3	27.0	$145.1	30.3	$153.9	30.1
Solutions segment	11.2	14.9	14.4	13.4	18.5	18.9

Total gross profit	$120.5	25.1	$159.5	27.2	$172.4	28.3

Our gross profit margins were approximately 25.1%, 27.2% and 28.3% for fiscal 2002, 2001 and 2000, respectively. The decreases in gross profit margin for fiscal 2002 and 2001 were primarily the result of the significant decline in net sales over the years presented and the resulting decrease in absorption of fixed production costs, partially offset by discretionary cost control measures. The gross profit margin in our Products segment decreased in fiscal 2002 due to the 15.5% decrease in net sales and resulting decrease in production cost absorption, the lack of a general price increase to offset inflationary costs, especially insurance costs, and a $3.8 million reclassification of certain crane builder expenses to cost of products sold from general and administrative expenses in fiscal 2002. Despite soft industrial markets, increasing energy costs and a $3.5 million reclassification of certain crane builder expenses to cost of products sold from general and administrative expenses in fiscal 2001, the gross profit margin in the Products segment increased in fiscal 2001. This increase primarily resulted from our cost control efforts and the integration of acquisitions. The gross profit margin in our Solutions segment increased in fiscal 2002 despite the 29.8% decrease in net sales and the resulting decrease in production cost absorption. This decrease was primarily attributable to weak margins in fiscal 2001. The Solutions segment’s gross profit margin decreased in fiscal 2001 primarily as a result of relatively low sales volumes in soft U.S. industrial markets and increasing energy costs. Additionally, our margins were adversely impacted by unprofitable operations in our general contracting business, a service we no longer provide, and operational inefficiencies at one of our European facilities that was consolidated.

Selling expenses were $43.5 million, $48.4 million and $48.7 million in fiscal 2002, 2001 and 2000, respectively. As a percentage of net sales, selling expenses were 9.1%, 8.3% and 8.0% in fiscal 2002, 2001 and 2000, respectively. The fiscal 2002 and 2001 reductions reflect cost control efforts due to soft economic conditions as well as the variable nature of some expenses, particularly commissions, travel expenses and sales office costs.

General and administrative expenses were $28.2 million, $34.3 million and $40.5 million in fiscal 2002, 2001 and 2000, respectively. As a percentage of net sales, general and administrative expenses were 5.9%, 5.8% and 6.6% in fiscal 2002, 2001 and 2000, respectively. The expense reductions resulted from cost control measures and the reclassification of $3.8 million and $3.5 million of crane builder expenses into cost of products sold in fiscal 2002 and 2001, respectively, partially offset by sales office expansions into new geographic regions and the expenses associated with our strategic alternatives evaluation in fiscal 2001.

Restructuring charges of $9.6 million, or 2.0% of net sales, in fiscal 2002 were attributable to the closure of manufacturing facilities in fiscal 2002. We anticipate that our restructuring charges for fiscal 2003 in connection with our on-going facility rationalization initiative will be between $8.5 million and $9.5 million.

Amortization of intangibles was $11.0 million, $11.0 million and $11.4 million in fiscal 2002, 2001 and 2000, respectively, relating primarily to non-tax deductible goodwill amortization.

Interest and debt expense was $29.4 million, $36.3 million and $33.5 million in fiscal 2002, 2001 and 2000, respectively. As a percentage of net sales, interest and debt expense was 6.1%, 6.2% and 5.5% in fiscal 2002, 2001 and 2000, respectively. The fiscal 2002 decrease was the result of a paydown of senior bank debt of $59.7 million and a reduction in interest rates. The fiscal 2001 increase was primarily the result of increased interest rates.

Other (income) and expense, net was $2.5 million, ($2.2) million and ($1.3) million in fiscal 2002, 2001 and 2000, respectively. The expense in fiscal 2002 included an unrealized, non-cash, mark-to-market loss recognized on certain marketable equity securities held by our captive insurance subsidiary; a loss on the January 2002 sale of a small subsidiary; and a gain on the sale of assets held for sale. The remaining fluctuations were due to the sale of marketable securities by our captive insurance subsidiary for settlement of a portion of our general and products liability claims.

Income taxes as a percentage of income before income taxes were not meaningful in fiscal 2002 and were 52.9% and 44.3% in fiscal 2001 and 2000, respectively. The percentages reflected the effect of non-deductible goodwill amortization resulting from business acquisitions, offset by the impact of tax credits and other tax items.

As a result of the above, income (loss) from continuing operations was (1.3%), 2.5% and 3.6% as a percentage of net sales in fiscal 2002, 2001 and 2000, respectively.

Liquidity and Capital Resources

Our existing bank credit agreement, as recently amended, provides availability up to $150 million and matures on March 31, 2003. Since the expiration date is within one year from the balance sheet date in our current financial statements, outstanding balances are classified as current liabilities in our March 31, 2002 consolidated balance sheet. At March 31, 2002, $145.8 million was outstanding under our existing bank credit agreement. Subsequently, $17.6 million of proceeds resulting from the May 10, 2002 sale of substantially all of the assets of ASI were applied to further reduce the outstanding balance. The recent amendment also waived and modified certain financial covenants. Interest is payable at varying Eurodollar rates based on LIBOR plus a spread determined by our leverage ratio, amounting to 375 basis points at May 20, 2002. Our obligations under the existing bank credit agreement are secured by all equipment, inventory, receivables, subsidiary stock (limited to 65% for foreign subsidiaries) and intellectual property.

Our senior subordinated 8½% Notes issued on March 31, 1998 amounted to $199.5 million, net of original issue discount of $0.5 million, and are due March 31, 2008. Interest is payable semi-annually based on an effective rate of 8.45%, considering $1.9 million of proceeds from rate hedging in advance of the placement. Provisions of the 8½% Notes include, without limitation, restrictions on liens, indebtedness, asset sales and dividends and other restricted payments. Prior to April 1, 2003, the 8½% Notes are redeemable at our option, in whole or in part, at the Make-Whole Price (as defined in the Indenture for the Notes). On or after April 1, 2003, they are redeemable at prices declining annually 104.25% to 100% on and after April 1, 2006. In the event of a Change of Control (as defined), each holder of the 8½% Notes may require us to repurchase all or a portion of such holder’s 8½% Notes at a purchase price equal to 101% of the principal amount thereof. The 8½% Notes are not subject to any sinking fund requirements.

On April 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires companies to carry all derivatives on the balance sheet at fair value. Our use of derivative instruments is limited to cash flow hedges, as defined in SFAS No. 133, of certain interest rate risks. In order to provide interest rate risk protection we entered into an interest rate swap agreement in June 2001, to effectively convert $40 million of variable rate debt to fixed rate debt. The $40 million interest rate swap agreement matures in June 2003.

Net cash provided by operating activities was $49.8 million, $38.3 million and $44.3 million in fiscal 2002, 2001 and 2000, respectively. The $11.5 million increase in fiscal 2002 was the result of a reduction in working capital components, especially inventory, despite decreased income from continuing operations. The $6.0 million decrease in fiscal 2001 compared to fiscal 2000 was the result of an increase in net working capital components and deferred income taxes. Operating assets net of liabilities provided cash of $28.3 million in fiscal 2002, used cash of $0.6 million in fiscal 2001 and used cash of $5.0 million in fiscal 2000.

Net cash used in investing activities was $1.6 million, $7.2 million and $18.7 million in fiscal 2002, 2001 and 2000, respectively. The fiscal 2002 and 2001 amounts included $2.3 million and $5.0 million, respectively, of proceeds from the sale of a portion of land included in net assets held for sale. The fiscal 2000 amount included the acquisition of WECO for $6.4 million.

Net cash used in financing activities was $48.5 million, $19.5 million and $24.2 million in fiscal 2002, 2001 and 2000, respectively. Those amounts included $46.7 million, $16.0 million and $20.5 million of debt repayment as well as $2.0 million, $4.0 million and $4.0 million of dividends paid in fiscal 2002, 2001 and 2000, respectively.

Our existing bank credit agreement terminates on March 31, 2003 and if we are unable to enter into a new bank credit agreement prior to such termination, our ability to fund our operations will be significantly impaired. We have received a term sheet for a new bank credit agreement that provides for borrowings up to $95 million and would mature in 2006. We believe that the reduced availability of $95 million contemplated under the term sheet, after applying the net proceeds of this offering to reduce the outstanding balance under our existing bank credit agreement ($127.2 million as of June 10, 2002) will, together with cash on hand and cash provided by operations, be sufficient to fund our ongoing operations and budgeted capital expenditure for the next twelve months. We believe our history of positive cash flow and the assets we have available as collateral will help us finalize a new bank credit agreement. We anticipate the closing of the new bank credit agreement will occur shortly after the completion of this offering. However, the term sheet is not binding on the lenders, and we may not be able to negotiate this agreement on commercially reasonable terms, or at all. As proposed in the term sheet, our new bank credit agreement would result in a decrease in the interest rate of our bank debt. Borrowings under our new bank credit agreement will be secured by a first priority security interest in all of our personal property, mortgages on certain of our real property and a pledge of the capital stock of our subsidiaries (limited to 65% for our foreign subsidiaries), and will contain covenants restricting our ability to incur additional indebtedness, to sell a substantial portion of our assets, to merge or to make acquisitions or investments. It will also obligate us to meet certain financial requirements and will restrict our ability to pay dividends.

We were in default of certain financial covenants under our existing bank credit agreement as of March 31, 2002. We have obtained a waiver of the defaults along with an amendment that modifies certain covenants prospectively.

Capital Expenditures

In addition to keeping our current equipment and plants properly maintained, we are committed to replacing, enhancing and upgrading our property, plant and equipment to reduce production costs, increase flexibility to respond effectively to market fluctuations and changes, meet environmental requirements, enhance safety and promote ergonomically correct work stations. Further, our facility rationalization program currently in progress reduces our annual capital expenditure requirements and also provides for transfers of equipment from the rationalized facilities to other operating facilities. Our capital expenditures for fiscal 2002, 2001 and 2000 were $4.8 million, $10.2 million and $7.9 million, respectively. The decreased spending in fiscal 2002 reflects a deferral of certain projects due to soft market conditions as well as reduced needs resulting from our facility rationalization program. The increased spending in fiscal 2001 was the result of our decision to purchase real estate that was previously leased.

Inflation and Other Market Conditions

Our costs are affected by inflation in the U.S. economy and, to a lesser extent, in foreign economies including those of Europe, Canada, Mexico and the Pacific Rim. We do not believe that inflation has had a material effect on our results of operations over the periods presented primarily due to low inflation levels over such periods and our ability to generally pass on rising costs through price increases. We did not implement a general price increase in fiscal 2002 due to the soft economic conditions. In the future, there can be no assurance that our business will not be further affected by inflation or that we will be able to pass on cost increases.

Seasonality and Quarterly Results

Our quarterly results may be materially affected by the timing of large customer orders, periods of high vacation and holiday concentrations, restructuring charges attributable to our facility rationalization program, acquisitions and the magnitude of acquisition integration costs. Therefore, the operating results for any particular fiscal quarter are not necessarily indicative of results for any subsequent fiscal quarter or for the full fiscal year.

Discontinued Operations

In May 2002, we completed the divestiture of substantially all of the assets of ASI which comprised the principal business unit in our former Solutions – Automotive segment. Proceeds from this sale included cash of $20.6 million and an 8% subordinated note in the principal amount of $6.8 million payable over 10 years. We may also receive additional payments of up to $2.0 million from the proceeds of certain designated receivables and up to $10.0 million over the next two years based on the financial performance of the ASI business.

Accordingly, the ASI operation was reflected as discontinued operations in our financial statements and prior periods have been restated. The income (loss) from discontinued operations was a ($7.9) million, $0.3 million and ($5.0) million in fiscal 2002, 2001 and 2000, respectively. The fluctuations were primarily due to the volatility of the automobile industry and the ASI operation’s dependence on certain significant customers. The loss on the sale of the discontinued operations was $121.5 million and was reflected in our fiscal 2002 statement of operations.

Cash used by discontinued operations was $0.3 million and $1.1 million in fiscal 2002 and 2001, respectively, and provided by discontinued operations was $0.9 million in fiscal 2000.

The net current assets of discontinued operations of $21.5 million were reflected on the March 31, 2002 balance sheet.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We continually evaluate the estimates and their underlying assumptions, which form the basis for making judgments about the carrying value of our assets and liabilities. Actual results inevitably will differ from those estimates. We have identified below the accounting policies involving estimates that are critical to our financial statements. Other accounting policies are more fully described in note 2 to our consolidated financial statements.

Pension and Other Postretirement Benefits.    The determination of the obligations and expense for pension and postretirement benefits is dependent on our selection of certain assumptions that are used by actuaries in calculating such amounts. Those assumptions are disclosed in notes 9 and 11, respectively, to our consolidated financial statements and include the discount rates, expected long-term rate of return on plan assets and rates of future increases in compensation and healthcare costs.

Insurance Reserves.    Our accrued general and product liability reserves as described in note 13 to our consolidated financial statements involve actuarial techniques including the methods selected to estimate ultimate claims, and assumptions including emergence patterns, payment patterns, initial expected losses and increased limit factors. Other insurance reserves such as workers compensation and group health insurance are based on actual historical and current claim data provided by third party administrators or internally maintained.

Inventory and Accounts Receivable Reserves.    Slow-moving and obsolete inventory reserves are judgmentally determined based on historical and expected future usage within a reasonable timeframe. Allowances for doubtful accounts and credit memo reserves are also judgmentally determined based on historical bad debt write-offs and credit memos issued, assessing potentially uncollectible customer accounts and analyzing the accounts receivable agings.

Long-Lived Assets.    Property, plant and equipment and goodwill and other intangibles are depreciated or amortized over their assigned lives. These assets are also periodically measured for impairment. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, we could incur a future impairment charge or a loss on disposal relating to these assets.

Effects of New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” in June 2001. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interests method is effective for transactions initiated after June 30, 2001. The adoption of this statement did not have an impact on our consolidated financial statements.

The FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets” in June of 2001. SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 will apply to goodwill and intangible assets arising from transactions completed before and after the effective date. This statement, which will be effective for our fiscal year beginning on April 1, 2002, must be adopted at the beginning of the fiscal year. We are currently assessing the statement and the impact that adoption will have on our fiscal 2003 consolidated financial statements. Upon adoption, we will stop amortizing goodwill which, based upon current levels of goodwill for continuing operations, would reduce amortization expense by approximately $11 million on an annual basis.

The FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” in June 2001. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement, which is effective for our fiscal year beginning April 1, 2003, may be adopted as of April 1, 2002. We are currently assessing the statement and the impact, if any, that adoption will have on our fiscal 2003 consolidated financial statements.

The FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in August 2001. SFAS No. 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The statement, while retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, changes the criteria to be met to classify an asset as held-for-sale as well as the grouping of long-lived assets and liabilities that represent the unit of accounting for a long-lived asset to be held and used. SFAS No. 144 is effective for our fiscal year beginning April 1, 2002. We are currently assessing the statement and the impact, if any, that adoption will have on our fiscal 2003 consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We are exposed to various market risks, including commodity prices for raw materials, foreign currency exchange rates and changes in interest rates. We may enter into financial instrument transactions, which attempt to manage and reduce the impact of such changes. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Our primary commodity risk is related to changes in the price of steel. We control this risk through negotiating purchase contracts on a consolidated basis and by attempting to build changes in raw material costs into the selling prices of our products. We have not entered into financial instrument transactions related to raw material costs.

In fiscal 2002, approximately 22.5% of our net sales were from manufacturing plants and sales offices in foreign jurisdictions. We manufacture our products in the United States, Canada, Germany, Denmark, the United Kingdom, Mexico, France and China and sell our products and solutions in over 50 countries. Our results of operations could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. Our operating results are exposed to fluctuations between the U.S. dollar and the Canadian dollar, European currencies, the Mexican peso and the Chinese renminbi. For example, when the U.S. dollar strengthens against the Canadian dollar, the value of our net sales and net income denominated in Canadian dollars decreases when translated into U.S. dollars for inclusion in our consolidated results. We are also exposed to foreign currency fluctuations in relation to purchases denominated in foreign currencies. Our foreign currency risk is mitigated since the majority of our foreign operations’ net sales and the related expense transactions are denominated in the same currency. In addition, the majority of our export sale transactions are denominated in U.S. dollars. Accordingly, we currently have not invested in derivative instruments, such as foreign exchange contracts, to hedge foreign currency transactions.

We control risk related to changes in interest rates by structuring our debt instruments with a combination of fixed and variable interest rates and by periodically entering into financial instrument transactions. At March 31, 2002, we had one interest rate swap agreement in effect which converts $40 million of variable rate debt to fixed rate debt. This swap agreement matures in June 2003. We do not have any other swap agreements or similar financial instruments in place. Including the effect of our existing swap agreement, at March 31, 2002, approximately 68% of our outstanding debt had fixed interest rates. At that date, we had approximately $110.7 million of outstanding variable rate debt. A 1% fluctuation in interest rates in fiscal 2002 would have changed interest expense on that outstanding variable rate debt by approximately $1.4 million.

BUSINESS

General

We are a leading manufacturer and marketer of hoists, cranes, chain and component parts serving a wide variety of commercial and industrial end markets. Our products are used to efficiently and ergonomically move, lift, position or secure objects and loads. We are the domestic market leader in hoists, our principal line of products, which we believe provides us with a strategic advantage in selling our other products. We have achieved this leadership position through strategic acquisitions, our extensive and well-established distribution channels and our commitment to product innovation and quality. We have one of the most comprehensive product offerings in the industry and we believe we have more overhead hoists in use in North America than all of our competitors combined. Our brand names, including CM, Coffing, Duff-Norton, Shaw-Box and Yale, are among the most recognized and well-respected in our marketplace.

The Building of Our Business

Founded in 1875, we have grown to our current size and leadership position largely as the result of the 14 businesses we acquired since February 1994. These acquisitions have significantly broadened our product lines and services and expanded our geographic, end-user markets and our customer base. Our senior management has substantial experience in the acquisition and integration of businesses, aggressive cost management, efficient manufacturing techniques and global operations, all of which are critical to our long-term growth strategy. We have a proven track record of acquiring complementary businesses and product lines, integrating their activities into our organization, and aggressively managing their cost structures to improve operating efficiencies. The history of our Products and Solutions acquisitions since 1994 is outlined below (purchase price in millions):

Date of Acquisition	Acquired Company	Purchase Price	Products/Services
April 1999	Washington Equipment Company	$6.4	Overhead cranes
March 1999	GL International (1)	20.6	Overhead cranes
January 1999	Camlok/Tigrip	10.6	Plate clamps, crane weighers
December 1998	Gautier	2.9	Rotary unions; swivel joints
August 1998	Abell-Howe Crane	7.0	Overhead cranes
March 1998	ASI (2)	155.0	Design and manufacture of custom conveyor systems
January 1998	Univeyor	15.0	Design and manufacture of powered roller conveyor systems
December 1996	Lister	7.0	Cement kiln, anchor and buoy chain
October 1996	Yale (3)	270.0	Hoists, scissor lift tables, actuators, jacks and rotary unions
November 1995	Lift-Tech	63.0	Hoists
October 1995	Endor	2.0	Hoists
January 1995	Cady Lifters	0.8	Below-the-hook lifters
December 1994	Conco	0.8	Operator controlled manipulators
February 1994	Durbin-Durco	2.4	Load securing equipment and attachments

(1)	In January 2002, we sold Handling Systems & Conveyors, Inc., a subsidiary of GL International.
(2)	In May 2002, we sold substantially all of the assets of ASI.
(3)	In August 1998, we sold the Mechanical Products division of Yale.

Our Position in the Industry

The U.S. material handling industry is generally divided into the following sectors:

•	overhead material handling and lifting devices;
•	continuous materials movement;
•	wheeled handling devices;
•	pallets, containers and packaging;
•	storage equipment and shop furniture;
•	automation systems and robots; and
•	services and unbundled software.

The breadth of our products and services enables us to participate in each of these sectors, except for pallets, containers and packaging and storage equipment and shop furniture. This diversification, together with our extensive and varied distribution channels, minimizes our dependence on any particular product, market or customer. We believe that none of our competitors offers the variety of products or services in the markets we serve.

We believe that the demand for our products and services will increase in the future as a result of several favorable trends. These trends include:

•    Productivity Enhancement.    In recent years employers have responded to competitive pressures by seeking to maximize productivity and efficiency. Our hoists and other lifting and positioning products allow loads to be lifted and placed quickly, precisely, with little effort and fewer people, thereby increasing productivity and reducing cycle time.

•    Safety Regulations and Concerns.    Driven by federal and state workplace safety regulations such as the Occupational Safety and Health Act and the Americans with Disabilities Act, and by the general competitive need to reduce costs such as health insurance premiums and workers’ compensation expenses, employers seek safer ways to lift and position loads. Our lifting and positioning products enable these tasks to be performed with reduced risk of personal injury.

•    Consolidation of Suppliers.    In an effort to reduce costs and increase productivity, our customers and end-users are increasingly consolidating their suppliers. We believe that our competitive strengths will enable us to benefit from this consolidation and enhance our market share.

•    Outsourcing of Material Handling Project Design and Management.    More of our customers and end-users are outsourcing non-core business functions to improve productivity and cost efficiency. This has created opportunities for us to assume the project design, management and implementation responsibilities for both workstation and facility-wide material handling systems.

•    Workforce Diversity.    The percentages of women, disabled and older persons in the work force and the tasks they perform are continuing to increase. Our products enable many workplace tasks to be performed safely, efficiently and with less physical stress. We believe that increasing diversity in the workforce will continue to increase demand for our products.

Our Competitive Strengths

•    Comprehensive Product Line and Strong Brand Name Recognition.    We believe we offer the most comprehensive product lines in the markets we serve. The breadth of product lines enables us to provide a “one-stop shop” to many of our distributors who are looking to consolidate their suppliers. In addition, our brand names, including Big Orange, Budgit, Chester, CM, Coffing, Cyclone, Duff-

Norton, Hammerlok, Herc-Alloy, Little Mule, Lodestar, Puller, Shaw-Box, Valustar and Yale, are among the most recognized and respected in the industry. We believe that our strong brand name recognition has created customer loyalty and helps us maintain existing business, as well as capture additional business.

•    Leading Market Position and Reputation.    We are the largest manufacturer of hoists, alloy and high strength carbon steel chain and operator-controlled manipulators in North America. We have developed our leading market position over our 125-year history by emphasizing technological innovation, manufacturing excellence and superior after-sale service. Over 60% of our domestic net sales in fiscal 2002 were from product categories in which we believe we hold the leading market share. We believe that the strength of our established products and brands and our leading market position provide us with significant competitive advantages, including preferred supplier status with a majority of our largest customers. Our large installed base of products also provides us with a significant competitive advantage in selling our products to existing customers as well as providing repair and replacement parts.

•    Low-Cost Manufacturing Capability.    We believe we are a low-cost manufacturer and we will continue to consolidate our manufacturing operations and reduce our manufacturing costs through the following initiatives:
–
Rationalization and Consolidation.    In fiscal 2002, we closed five manufacturing plants and one warehouse, consolidated a number of similar product lines and standardized certain component parts. We have identified five additional manufacturing facilities for consolidation within the next 12 months.

–
Lean Manufacturing.    In fiscal 2002, we instituted Lean Manufacturing at 13 of our facilities, resulting in substantial inventory reductions, a significant decline in required manufacturing floor area, decreased product lead time and improved productivity.

–	Purchasing Council. We continue to leverage our company-wide purchasing power through our Purchasing Council to reduce our costs.

–	Vertical Integration. We manufacture many of the parts and components used in our manufacture of hoists and cranes, resulting in reduced costs.

–	International Expansion. Our continued expansion of our manufacturing facilities in China and Mexico provides us with another cost efficient platform to manufacture certain of our products.

•    Distribution Channel Diversity and Strength.    Our products are sold to over 20,000 general and specialty distributors and OEMs, as well as to over 100 consumer outlets. We enjoy long-standing relationships with, and are a preferred provider to, the majority of our largest distributors and industrial buying groups. Over the past decade, there has been significant consolidation among distributors of material handling equipment. We have benefited from this consolidation and have maintained and enhanced our relationships with our leading distributors, as well as formed new relationships. We believe our extensive North American distribution channels provide a significant competitive advantage and allow us to effectively market new product line extensions and promote cross-selling.

•    Strong After-Market Sales and Support.    We believe that we retain customers and attract new customers due to our ongoing commitment to customer service and satisfaction. We have a large installed base of hoists and chain that drives our after-market sales for components and repair parts and is a stable source of higher margin business. We maintain strong relationships with our customers and provide prompt aftermarket service to end-users of our products through our authorized network of 13 chain repair stations and over 350 hoist service and repair stations.

•    Experienced Management Team.    Our senior management team provides a depth and continuity of experience in the material handling industry, with our top six executives possessing an average of over 19 years of experience with us. Our management has experience in aggressive cost management, efficient manufacturing techniques, acquiring and integrating businesses and global operations, all of which are critical to our long-term growth. Upon completion of this offering, our directors and executive officers will own an aggregate of approximately 11% of our outstanding common stock.

Our Strategy

•    Increase Our Domestic Organic Growth.    We intend to use our competitive advantages to increase our domestic and international market share across all of our product lines through the following initiatives:

–
Leverage Strong Competitive Position.    Our large diversified customer base, our extensive distribution channels and our close relationships with our distributors provide us with insights into customer preferences and product requirements that allow us to anticipate and address the future needs of end-users. Additionally, we continue to implement our CraneMart™ initiative launched in 1999 to build an integrated North American network of independent and company-owned crane builders. CraneMart™ participants purchase our products and parts for incorporation in their products as well as for distribution and are provided a full range of services, including best pricing, parts distribution rights, technical support and shared resources.

–
Introduce New Products.    We continue to expand our business by developing new material handling products and services and expand the breadth of our product lines to address customer needs. Recent new product introductions include:

•	global wire rope hoists used in overhead cranes;
•	lifting clamps used for lifting large plates of steel;
•	self-standing or ceiling-mounted, light-rail crane systems used in work station material handling applications;
•	top-running and underhung end-trucks used in the crane builder industry;
•	hand pallet trucks used in warehouse and factory applications; and
•	high speed, light-weight, mini-load cranes used in warehouse applications.

•    Increase Our Penetration of International Markets.    Our international sales comprised 29.4% of our net sales in fiscal 2002 and grew at a compounded annual rate of 26.5%, from $34.3 million in fiscal 1996 to $140.9 million in fiscal 2002. We sell to distributors in approximately 50 countries and have manufacturing facilities in Canada, Mexico, Germany, the United Kingdom, Denmark, France and China. In addition to new product introductions, we intend to increase international sales and enhance margins by:

–
Expanding Our Sales and Service Presence.    We are expanding our sales and service presence in the major market areas of Europe, Asia and South America. We have recently added four new sales offices and warehouse facilities in Europe, one in Brazil and one in Mexico.

–
Increasing Sales and Improving Margins.    We intend to increase our sales and improve our margins by manufacturing and exporting a broader array of high quality, low-cost products and components from our facilities in Mexico and China. We have recently constructed a third manufacturing facility in China and are expanding our manufacturing capacity and distribution channels in Mexico.

•    Reduce Our Operating Costs.    Our objective is to remain a low-cost producer. We continuously seek ways to reduce our operating costs and increase our manufacturing productivity. In furtherance of this objective, we have undertaken the following:

–
Rationalization of Facilities.    Consolidating acquired operations is an integral part of our acquisition strategy. We closed five manufacturing plants and one warehouse in fiscal 2002 and have identified five additional facilities for consolidation within the next 12 months. When completed, we believe these consolidations will result in annual fixed cost reductions of approximately $20 million.

–
Implementation of Lean Manufacturing.    Through fiscal 2002, we have instituted Lean Manufacturing at 13 of our major facilities. In fiscal 2002, largely as a result of our Lean Manufacturing initiatives, we recaptured approximately 185,000 square feet of manufacturing floor area and consolidated an additional 345,000 square feet of closed facilities. Additionally, we reduced inventories by approximately $19 million, improved productivity and achieved significant reductions in product lead time. We expect to introduce Lean Manufacturing in five additional facilities in fiscal 2003. Our Lean Manufacturing initiative complements our strategy of integrating and consolidating our manufacturing facilities.

–
Leverage Purchasing Power.    The Columbus McKinnon Purchasing Council was formed in fiscal 1998 to centralize and leverage our overall purchasing power, which has grown through acquisitions. This has resulted in annualized savings of approximately $16.3 million since its inception, including approximately $3.8 million in fiscal 2002.

•    Pursue Selective Acquisitions.    The completion of this offering and the closing of our new credit agreement are the first steps toward improving our capital structure. These steps, together with our other strategies, will better position us to seek accretive and complementary acquisitions at some time in the future.

Our Segments

We currently report our operations in two business segments, Products and Solutions.

Our Products segment designs, manufactures and distributes a broad range of material handling products for various industrial applications and for consumer use. Products in this segment include a wide variety of electric, lever, hand and air-powered hoists; hoist trolleys; industrial crane systems such as bridge, gantry and jib cranes; alloy, carbon steel and kiln chain; closed-die forged attachments, such as hooks, shackles, logging tools and loadbinders; industrial components, such as mechanical and electromechanical actuators, mechanical jacks and rotary unions; and below-the-hook special purpose lifters. These products are typically manufactured for stock and are sold through a variety of commercial distributors and to end-users. The end-users of our products are in manufacturing plants, power utility facilities and warehouses. Some of our products have farming, mining and logging applications, and we serve a niche market for large entertainment productions. We also sell some of our products to the consumer market through a variety of retailers and wholesalers.

Our Solutions segment is engaged primarily in the design, fabrication and installation of integrated workstation and facility-wide material handling systems and in the design and manufacture of operator-controlled manipulators and tire shredders. This segment also includes our LICO steel erection operation. The products and services of this segment are highly engineered, are typically built to order and are primarily sold directly to end-users for specific applications in a variety of industries.

Note 18 to our consolidated financial statements included elsewhere in this prospectus provides information related to our business segments in accordance with generally accepted accounting principles. Summary information concerning our business segments for fiscal 2000, 2001 and 2002 is set forth below.

	Fiscal Years Ended March 31,
	2000		2001		2002
	Amount	% of Total Sales	Amount	% of Total Sales	Amount	% of Total Sales
	(Dollars in millions)
Net Sales
Products	$511.3	83.9	$478.9	81.7	$404.7	84.3
Solutions	97.9	16.1	107.3	18.3	75.3	15.7

Total	$609.2		$586.2		$480.0

	Amount	% of Segment Sales	Amount	% of Segment Sales	Amount	% of Segment Sales
	(Dollars in millions)
Income from Operations before Restructuring Charges and Amortization
Products	$75.4	14.7	$73.1	15.3	$47.0	11.6
Solutions	7.8	8.0	3.8	3.5	1.7	2.2

Total	$83.2	13.7	$76.9	13.1	$48.7	10.1

Products Segment

Products

Our Products segment primarily designs, manufactures and distributes a broad range of material handling, lifting and positioning products for various applications in industry and for consumer use. These products are typically manufactured for stock and are sold through a variety of distributors. Approximately 75% of our Products segment net sales is derived from the sale of products that we sell at a unit price of less than $5,000. In fiscal 2002, net sales of the Products segment were approximately $404.7 million or approximately 84.3% of our net sales, of which approximately $293.2 million, or 72.4%, were domestic and $111.5 million, or 27.6%, were international. The following table sets forth certain sales data for our Products segment, expressed as a percentage of this segment’s net sales for fiscal 2001 and 2002:

	Fiscal Years Ended March 31,
	2001	2002
Hoists	53%	52%
Chain and forged attachments	25	25
Industrial cranes	14	15
Industrial components	8	8

	100%	100%

• Hoists.    We manufacture a variety of electric chain hoists, electric wire rope hoists, hand-operated hoists, lever tools and air-powered balancers and hoists. Load capacities for our hoist product lines range from one-eighth of a ton to 100 tons. These products are sold under our Budgit, Chester, CM, Coffing, Shaw-Box, Yale and other recognized trademarks. Our hoists are sold for use in a variety of general industrial applications, as well as for use in the entertainment, consumer, rental, health care and other markets. We also supply hoist trolleys, driven manually or by electric motors, for the industrial, consumer and OEM markets.

We offer a line of custom-designed, below-the-hook tooling, clamps, pallet trucks and textile strappings. Below-the-hook tooling and clamps are specialized lifting apparatus used in a variety of lifting activities performed in conjunction with hoist and chain applications. Pallet trucks are manual devices used for across-the-floor material handling, frequently in warehouse settings. Textile strappings are below-the-hook attachments, frequently used in conjunction with hoists.

• Chain and Forged Attachments.    We manufacture alloy and carbon steel chain for various industrial and consumer applications. Federal regulations require the use of alloy chain, which we first developed, for overhead lifting applications because of its strength and wear characteristics. A line of our alloy chain is sold under the Herc-Alloy brand name for use in overhead lifting, pulling and restraining applications. In addition, we also sell specialized load chain for use in hoists, as well as three grades and multiple sizes of carbon steel welded-link chain for various load securing and other non-overhead lifting applications. We also manufacture kiln chain sold primarily to the cement manufacturing market and anchor and buoy chain sold primarily to the United States and Canadian governments.

We also produce a complete line of alloy and carbon steel closed-die forged attachments, including hooks, shackles, hitch pins, master links and loadbinders. These forged attachments are used in chain and wire rope rigging applications in a variety of industries, including transportation, mining, railroad, construction, marine, logging, petrochemical and agriculture.

In addition, we manufacture carbon steel forged and stamped products, such as loadbinders, logging tools and other securing devices, for sale to the industrial, consumer and logging markets through industrial distributors, hardware distributors, mass merchandiser outlets and OEMs.

•	Industrial Cranes. We entered the crane manufacturing market through our August 1998 acquisition of Abell-Howe, a Chicago-based regional manufacturer of jib and overhead bridge cranes. Our March 1999 acquisition of GL International, which included the Gaffey and Larco brands, and our April 1999 acquisition of Washington Equipment Company established us as a significant participant in the crane building and servicing markets. Crane builders represent a specialized distribution channel for electric wire rope hoists and other crane components. We have also established a presence in Monterrey, Mexico to provide that growing geographic market with crane systems and service.

•	Industrial Components. Through our Duff-Norton division, we design and manufacture industrial components such as mechanical and electromechanical actuators, mechanical jacks and rotary unions for sale domestically and abroad. Actuators are linear motion devices used in a variety of industries, including the paper, steel and aerospace industries. Mechanical jacks are heavy duty lifting devices used in the repair and maintenance of railroad equipment, locomotives and industrial machinery. Rotary unions are devices that transfer a liquid or gas from a fixed pipe or hose to a rotating drum, cylinder or other device. These unions are unique in that they connect a moving or rotating component of a machine to fixed plumbing without major spillage or leakage. Rotary unions are used in a variety of industries including pulp and paper, printing, textile and fabric manufacturing, rubber and plastic.

Sales and Marketing

Our sales and marketing efforts in support of our Products segment consist of the following programs:

•	Factory-Direct Field Sales and Customer Service. We sell our products through our direct sales forces of more than 140 salespersons and through independent sales agents worldwide. Our sales are further supported by our more than 250 company-trained customer service correspondents and sales application engineers. We compensate our sales force through a combination of base salary and a commission plan based on top line sales and a pre-established sales quota.

•	Product Advertising. We promote our products by regular advertising in leading trade journals as well as producing and distributing high quality information catalogs. We support our product distribution by running cooperative “pull-through” advertising in over 15 vertical trade magazines and directories directed at theatrical, international, consumer and crane builder markets. We run targeted advertisements for chain, hoists, forged attachments, scissor lift tables, actuators, hydraulic jacks, hardware programs, cranes and light-rail systems.

•	Trade Show Participation. Trade shows are central to the promotion of our products, and we participate in more than 40 regional, national and international trade shows each year. Shows in which we participate range from global events held in Germany to local “markets” and “open houses” organized by individual hardware and industrial distributors. We also attend specialty shows for the entertainment, rental and safety markets, as well as general purpose industrial and consumer hardware shows. In fiscal 2002, we participated in trade shows in the U.S., Canada, France, Mexico, Germany, England, Brazil, Australia, China and Spain.

•	Industry Association Membership and Participation. As a recognized industry leader, we have a long history of work and participation in a variety of industry associations. Our management is directly involved at the officer and director levels of numerous industry associations including the following: ISMA (Industrial Supply Manufacturers Association), AWRF (Associated Wire Rope Fabricators), PTDA (Power Transmission and Distributors Association), SCRA (Specialty Carriers and Riggers Association), WSTDA (Web Sling and Tie Down Association), MHI (Material Handling Institute), HMI (Hoist Manufacturers Institute), CMAA (Crane Manufacturers Association of America), ESTA (Entertainment Services and Technology Association), NACM (National Association of Chain Manufacturers), AHMA (American Hardware Manufacturers Association) and ARA (American Rental Association).

•    Product Standards and Safety Training Classes.    We conduct on-site training programs
worldwide for distributors and end-users to promote and reinforce the attributes of our products and their safe use and operation in various material handling applications.

•    Web Site.    Our web site at www.cmworks.com currently includes electronic catalogs of
Columbus McKinnon hoist and chain products and list prices. Current and potential customers can browse through our diverse product offering or search for specific products by name or classification code and obtain technical product specifications. In addition, we currently sponsor an additional 19 brand specific web sites and have begun a pilot program to sell hand pallet trucks on one of these sites. We continue to add additional product catalogs, maintenance manuals, advertisements and customer service information on our web sites. Many of the web sites allow distributors to search for personalized pricing information, order status and product serial number data.

Distribution and Markets

The distribution channels for the Products segment include a variety of commercial distributors. In addition, the Products segment sells overhead bridge, jib and gantry cranes, as well as certain forgings and chain assemblies, directly to end-users. We also sell to the consumer market through wholesalers. Our products are sold through the following distribution channels:

•    General Distribution Channels.    Our general distribution channels consist of:

–
Industrial distributors that serve local or regional industrial markets and sell a variety of products for maintenance, repair, operating and production, or MROP, applications through their own direct sales force.

–
Rigging shops that are distributors with expertise in rigging, lifting, positioning and load securing. Most rigging shops assemble and distribute chain, wire rope and synthetic slings and distribute off-the-shelf hoists and attachments, chain slings and other off-the-shelf products.

–
Crane builders that design, build, install and service overhead crane and light-rail systems for general industry and also sell a wide variety of hoists and lifting attachments. We sell electric wire rope hoists and chain hoists as well as crane components, such as end trucks, trolleys, drives and electrification systems to crane builders.

• Crane	End-Users. We sell overhead bridge, jib and gantry cranes, parts and service to end-
users through our wholly owned crane builders within the CraneMart™ network. Our wholly owned crane builders (Abell-Howe, Gaffey, Larco and Washington Equipment) design, manufacture, install and service a variety of cranes with capacities up to 100 tons.

• Specialty	Distribution Channels. Our specialty distribution channels consists of:

–
Catalog houses that market a variety of MROP supplies, including material handling products, either exclusively through large, nationally distributed catalogs, or through a combination of catalog and internet sales and a field sales force. More recently, catalog houses, particularly W.W. Grainger, Inc., are pursuing e-commerce through their web sites. The customer base served by catalog houses, which traditionally included smaller industrial companies and consumers, has grown to include large industrial accounts and integrated suppliers.

–
Material handling specialists and integrators that design and assemble systems incorporating hoists, overhead rail systems, trolleys, scissor lift tables, manipulators, air balancers, jib arms and other material handling products to provide end-users with solutions to their material handling problems.

–
Entertainment equipment distributors that design, supply and install a variety of material handling and rigging equipment for concerts, theaters, ice shows, sports arenas, convention centers and discos.

•    Service-After-Sale Distribution Channel.    Service-after-sale distributors include our authorized network of 13 chain repair service stations and over 350 hoist service and repair stations. This service network is designed for easy parts and service access for our large installed base of hoists and related equipment in North America.

•    OEM/Government Distribution Channels.    This channel consists of:

–
OEMs that supply various component parts directly to other industrial manufacturers as well as private branding and packaging of our traditional products for material handling, lifting, positioning and special purpose applications.

–	Government agencies, including the United States and Canadian Navies and Coast Guards, that purchase primarily anchor, buoy and mooring chain and forged attachments.

•    Consumer Distribution.    Consumer sales, consisting primarily of carbon steel chain and assemblies, forged attachments and hand powered hoists, are made through five distribution channels: two-step wholesale hardware distribution (such as Distribution America and Ace Hardware); one-step distribution (such as Canadian Tire); trucking and transportation distributors (such as U-Haul and Fruehauf); farm hardware distributors (such as John Deere and Tractor Supply Company); and rental outlets (such as Hertz).

•    International Distribution.    We distribute virtually all of our products in over 50 countries on six continents through a variety of distribution channels.

Customer Service and Training

We maintain customer service departments staffed by trained personnel for all of our Products segment sales divisions, and regularly schedule product and service training schools for all customer service representatives and field sales personnel. Training programs for distribution and service station personnel, as well as for end-users, are scheduled on a regular basis at most of our facilities and in the field. We have more than 350 service stations worldwide that provide local and regional repair, warranty and general service work for distributors and end-users. End-user trainees attending our various programs include representatives of General Motors, DuPont, 3M, GTE, Cummins Engine, General Electric and many other industrial organizations.

We also provide, in multiple languages, a variety of collateral material in video, cassette, CD-ROM, slide and print format addressing relevant material handling topics such as the care, use and inspection of chains and hoists, and overhead lifting and positioning safety. In addition, we sponsor advisory boards made up of representatives of our primary distributors and service-after-sale network members who are invited to participate in discussions focused on improving products and service. These boards enable us and our primary distributors to exchange product and market information relevant to industry trends.

Backlog

Our Products segment backlog of orders at March 31, 2002 was approximately $41.3 million compared to approximately $44.3 million at March 31, 2001. Our orders for standard products are generally shipped within one week. Orders for products that are manufactured to customers’ specifications are generally shipped within four to twelve weeks. We do not believe that the amount of our Products segment backlog of orders is a reliable indication of our future sales.

Competition

Despite recent consolidation, the material handling industry remains highly fragmented. We face competition from a wide range of regional, national and international manufacturers in both domestic and international markets. In addition, we often compete with individual operating units of larger, highly diversified companies.

The principal competitive factors affecting our Products segment include product performance, functionality, price, brand, reputation, reliability and availability, as well as customer service and support. Other important factors include distributor relationships, territory coverage and the ability to service the distributor with on-time delivery and repair services.

Our Products segment competes in hoists with Siemens Dematic, Kito-Harrington, Ingersoll-Rand, KCI Konecranes and Morris Material Handling; in chain with Cooper Industries, Peerless Chain Company and American Chain and Cable Company; in forged attachments with the Crosby Group and Cooper Industries; in crane building with Siemens Dematic, KCI Konecranes, Morris Material Handling and R. Stahl; and in industrial components with Deublin, Joyce-Dayton and Nook Industries.

Solutions Segment

The Solutions segment is engaged primarily in the design, fabrication and installation of integrated work station and facility-wide material handling systems and in the manufacture and distribution of operator-controlled manipulators, scissor lift tables and tire shredders. Net sales of the Solutions segment in fiscal 2002 were approximately $75.3 million, or approximately 15.7% of our total net sales, of which approximately $46.0 million, or 61.1%, were domestic and approximately $29.3 million, or 38.9% were international. The following table sets forth certain sales data for the products and services of our Solutions segment, expressed as a percentage of this segment’s net sales for fiscal 2001 and 2002:

	Fiscal Years Ended March 31,
	2001	2002
Integrated material handling conveyor systems	33%	40%
Steel erection	36	24
Manipulators and light-rail systems	14	17
Scissor lift tables	11	11
Other	6	8

	100%	100%

Products and Services

•  Integrated Material Handling Conveyor Systems.    Conveyors are the most important component of a material handling system, reflecting their high functionality for transporting material throughout manufacturing and warehouse facilities. We specialize in designing computer-controlled and automated powered roller conveyors for use in warehouse operations and distribution systems.

•  Steel Erection.    Through our LICO Steel operation, we erect structural steel in commercial buildings. We primarily act as a subcontractor in the construction of manufacturing plants and warehouse facilities in the Kansas City area.

•  Manipulators and Light-Rail Systems.    We manufacture two lines of sophisticated operator-controlled manipulators under the names Positech and Conco. These products are articulated mechanical arms with specialized end tooling designed to perform lifting, rotating, turning, tilting, reaching and positioning tasks in a manufacturing process. We can offer custom-designed hydraulic, pneumatic and electric manipulators utilizing various models and size configurations for a wide variety of applications where the user requires multi-axial movement in a harsh or repetitive environment. In fiscal 2001, we introduced light-rail systems that are portable steel overhead beam configurations used at workstations, from which hoists are frequently suspended.

•  Scissor Lift Tables.    Our American Lifts division manufactures powered scissor lift tables. These products enhance workplace ergonomics and are sold primarily to customers in the manufacturing, construction, general industrial and air cargo industries.

Sales and Marketing

The products and services of the Solutions segment are sold primarily to large sophisticated corporate end-users, including Federal Express, UPS, United Biscuits, Lego, John Deere, Lowe’s and other industrial companies, systems integrators and distributors. In the sale of our integrated material handling conveyor systems, we act as a prime contractor with turnkey responsibility or as a supplier working closely with the customer’s general contractor. Sales are generated by internal sales personnel and rely heavily on engineer-to-engineer interactions with the customer. The process of generating client contract awards for integrated conveyor systems generally entails receiving a request- for-quotation from customers and undergoing a competitive bidding process. The Solutions segment also sells manipulators, light-rail systems and scissor lift tables through its internal sales force and through specialized independent distributors and manufacturers representatives.

Customer Service and Training

The Solutions segment offers a wide range of value-added services to customers including: an engineering review of the customer’s processes; an engineering solution for identified material handling problems; project management; and custom design, manufacturing and installation services. We also offer after-sales services including operator training and maintenance. The typical length of after-sales service varies depending on customer requirements and supplemental training courses are offered as needed.

Backlog

Revenues from our Solutions segment are generally recognized within one to six months. Our backlog of orders at March 31, 2002 was approximately $15.0 million compared to approximately $13.5 million at March 31, 2001.

Competition

The principal competitive factors affecting the market for the products and services of our Solutions segment include application solutions, performance and price. The process of generating client contract awards for these businesses generally entails receiving a request-for-quotation from end-users and undergoing a competitive bidding process. Our Solutions segment competes primarily with Crisplant, Diafuku, Swisslog, Gorbel and Southworth.

Employees

At March 31, 2002, our continuing operations had 3,074 employees, 2,263 in the U.S., 224 in Canada, 106 in Mexico and 481 in Europe and Asia. Approximately 800 of our employees are represented under nine separate U.S. or Canadian collective bargaining agreements which terminate at various times between August 2002 and April 2007. We believe that our relationship with our employees is good.

Raw Materials and Components

Our principal raw materials and components are steel, consisting of structural steel, processed steel bar, forging bar steel, steel rod and wire, steel pipe and tubing and tool steel; electric motors; bearings; and gear reducers; castings; and electro-mechanical components. These commodities are all available from multiple sources. We purchase most of these raw materials and components from a limited number of strategic and preferred suppliers under long-term agreements which are negotiated on a company-wide basis through our Purchasing Council to take advantage of volume discounts and to protect us from price increases. Although the steel industry is cyclical and steel prices can fluctuate, we have not been significantly impacted in recent years by increases in steel prices. We estimate the recently enacted U.S. steel tariffs will result in a 3% increase in our steel raw materials costs. We generally seek to pass on materials price increases to our customers, although a lag period often exists. Our ability to pass on these increases is determined by competitive conditions.

Manufacturing

We manufacture approximately 90% of the products we sell. Additionally, we outsource components and finished goods from an established global network of suppliers. We regularly upgrade our manufacturing facilities and invest in tooling, equipment and technology. We have implemented Lean Manufacturing in our plants which has resulted in inventory reductions, reductions in required manufacturing floor area, shorter product lead time and increased productivity.

Our manufacturing operations are highly integrated. Although raw materials and some components, such as motors, bearings, gear reducers, castings and electro-mechanical components, are purchased, our vertical integration enables us to produce many of the components used in the manufacture of our products. We manufacture hoist lifting chain, steel forged gear blanks, lift wheels, trolley wheels, hooks and other attachments for incorporation into our hoist products. These products are also sold as spare parts for hoist repair. Additionally, our hoists are used as components in the manufacture of crane systems by us and by our end-users. We believe this vertical integration results in lower production costs, greater manufacturing flexibility and higher product quality, and reduces our reliance on outside suppliers.

Environmental and Other Governmental Regulation

Like many manufacturing companies, we are subject to various federal, state and local laws relating to the protection of the environment. To address the requirements of such laws, we have adopted a corporate environmental protection policy which provides that all of our owned or leased facilities shall, and all of our employees have the duty to, comply with all applicable environmental regulatory standards, and we have initiated an environmental auditing program for our facilities to ensure compliance with such regulatory standards. We have also established managerial responsibilities and internal communication channels for dealing with environmental compliance issues that may arise in the course of our business. Because of the complexity and changing nature of environmental regulatory standards, it is possible that situations will arise from time to time requiring us to incur expenditures in order to ensure environmental regulatory compliance. However, we are not aware of any environmental condition or any operation at any of our facilities, either individually or in the aggregate, which would cause expenditures having a material adverse effect on our results of operations or financial condition and, accordingly, have not budgeted any material capital expenditures for environmental compliance for fiscal 2002.

Certain federal and state laws, sometimes referred to as Superfund laws, require certain companies to remediate sites that are contaminated by hazardous substances. These laws apply to sites owned or operated by a company, as well as certain off-site areas for which a company may be jointly and severally liable with other companies or persons. The required remedial activities are usually performed in the context of administrative or judicial enforcement proceedings brought by regulatory authorities. We have been identified by the New York State Department of Environmental Conservation, or NYSDEC, along with other companies, as a potentially responsible party, or PRP, at the Frontier Chemical Site in Pendleton, New York, a site listed on NYSDEC’s Registry. From 1958 to 1977, the Pendleton Site had been operated as a commercial waste treatment and disposal facility. We sent waste pickling liquor generated at our facility in Tonawanda, New York, to the Pendleton Site during the period from approximately 1969 to 1977, and we participated with other PRPs in conducting the remediation of the Pendleton Site under a consent order with NYSDEC. Construction in connection with the remediation has been completed and this project is currently in its operations and maintenance phase. As a result of a negotiated cost allocation among the participating PRPs, we have paid our pro rata share of the remediation construction costs and accrued our share of the ongoing operations and maintenance costs. As of March 31, 2002, we have paid approximately $1.0 million in remediation and ongoing operations and maintenance costs associated with the Pendleton Site. The participating PRPs have identified and commenced a cost recovery action against a number of other parties who sent hazardous substances to the Pendleton Site. If the currently non-participating parties identified by the participating PRPs pay their pro rata shares of the remediation costs, then our share of total site remediation costs will decrease. Full settlements have been reached with 111 of the 113 defendants in the cost recovery action, and settlements in principle have been reached with the remaining two defendants. All settlement payments in connection with the Pendleton Site are being held in a trust account pending a final allocation. We have also entered into a settlement agreement with one of our insurance carriers in the amount of $0.7 million in connection with the Pendleton Site and have received payment in full of the settlement amount.

For all of the currently known environmental matters, we have accrued a total of approximately $0.7 million as of March 31, 2002, which, in our opinion, is sufficient to deal with such matters. Further, our management believes that the environmental matters known to, or anticipated by, us should not, individually or in the aggregate, have a material adverse effect on our operating results or financial condition. However, there can be no assurance that potential liabilities and expenditures associated with unknown environmental matters, unanticipated events, or future compliance with environmental laws and regulations will not have a material adverse effect on us.

Our operations are also governed by many other laws and regulations, including those relating to workplace safety and worker health, principally OSHA and regulations thereunder. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our operating results or financial condition.

Properties

We maintain our corporate headquarters in Amherst, New York and conduct our principal manufacturing at the following facilities:

Location	Products/Operations	Square Footage	Owned or Leased	Business Segment
United States:
Muskegon, MI	Hoists	500,000	Owned	Products
Charlotte, NC	Industrial components	250,000	Owned	Products
Tonawanda, NY	Manipulators, light-rail and forged products	187,600	Owned	Solutions
Wadesboro, NC	Hoists	180,000	Owned	Products
Lexington, TN	Chain	153,200	Owned	Products
Forest Park, IL	Cranes	116,000	Owned	Products
Cedar Rapids, IA	Forged attachments	100,000	Owned	Products
Reform, AL	Stampings	99,800	Owned	Products
Eureka, IL	Cranes	91,300	Owned	Products
Damascus, VA	Hoists	87,400	Owned	Products
Chattanooga, TN	Forged attachments	77,000	Owned	Products
Greensburg, IN	Scissor lift tables	60,000	Owned	Solutions
Laurens, IA	Manipulators	50,400	Owned	Solutions
Claremore, OK	Cranes	42,000	Owned	Products
Lisbon, OH	Hoists	37,000	Owned	Products
Cleveland, TX	Cranes	35,000	Owned	Products
Chattanooga, TN	Forged attachments	33,000	Owned	Products
Sarasota, FL	Tire shredders	25,000	Owned	Solutions
Blaine, WA	Chain	15,800	Owned	Products

International:
Cobourg, Ontario, Canada	Chain and hoists	125,000	Owned	Products
Santiago, Tianguistenco, Mexico	Hoists and chain	85,000	Owned	Products
Arden, Denmark	Project design and conveyors	70,500	Owned	Solutions
Velbert, Germany	Hoists	56,000	Leased	Products
Chester, United Kingdom	Plate clamps	47,900	Leased	Products
Stoney Creek, Ontario, Canada	Cranes	42,400	Owned	Products
Hangzhou, China	Metal fabrication, textiles and textile strappings	37,000	Leased	Products
Chester, United Kingdom	Plate clamps	25,400	Owned	Products
Romeny-sur-Marne, France	Rotary unions	21,600	Owned	Products
Hangzhou, China	Textile strappings	20,000	Leased	Products
Arden, Denmark	Project construction	19,500	Leased	Solutions
Vierzon, France	Hoists	14,000	Leased	Products
Hangzhou, China	Hoists and hand pallet trucks	7,200	Leased	Products

In addition, we have a total of 32 sales offices, distribution centers and warehouses. We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We also believe our existing facilities provide sufficient production capacity for our present needs and for our anticipated needs in the foreseeable future. Upon the expiration of our current leases, we believe that either we will be able to secure renewal terms or enter into leases for alternative locations at market terms.

Legal Proceedings

From time to time, we are named a defendant in legal actions arising out of the normal course of business. We are not a party to any pending legal proceeding other than ordinary, routine litigation incidental to our business. We do not believe that any of our pending litigation will have a material impact on our business. We maintain liability insurance against risks arising out of the normal course of business. This insurance coverage is obtained through our wholly-owned insurance subsidiary of which we are the sole policy holder. The limits of this coverage are $2.0 million per occurrence and $5.0 million aggregate per year. We obtain additional insurance coverage from independent insurers in excess of these limits.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of June 8, 2002 are as follows:

Name	Age	Position

Herbert P. Ladds, Jr.	69	Chairman of the Board

Timothy T. Tevens	46	President, Chief Executive Officer and Director

Robert L. Montgomery, Jr.	64	Executive Vice President, Chief Financial Officer and Director

L. David Black (1)(2)	65	Director

Carlos Pascual (1)(2)	56	Director

Richard H. Fleming (1)(2)	54	Director

Ned T. Librock	49	Vice President – Sales

Karen L. Howard	40	Vice President – Controller

Joseph J. Owen	41	Vice President – Strategic Integration

Ernst K. H. Marburg	67	Vice President – Total Quality and Standards

Robert H. Myers, Jr.	59	Vice President – Human Resources

Lois H. Demler	64	Corporate Secretary

John R. Hansen	63	Treasurer

(1)	Member of the Compensation and Nomination/Succession Committee.
(2)	Member of the Audit Committee.

Herbert P. Ladds, Jr. has been a Director of our company since 1973 and was elected Chairman of the Board of Directors in January 1998. Mr. Ladds served as our Chief Executive Officer from 1986 until his retirement in July 1998. Mr. Ladds served as our President from 1982 until January 1998, our Executive Vice President from 1981 to 1982 and our Vice President – Sales & Marketing from 1971 to 1980. Mr. Ladds is also a director of Utica Mutual Insurance Company, Eastman Worldwide, R.P. Adams Company, Inc. and Fibron Products, Inc.

Timothy T. Tevens was elected President and a Director of our company in January 1998 and assumed the duties of Chief Executive Officer in July 1998. From May 1991 to January 1998, Mr. Tevens served as our Vice President – Information Services and was elected Chief Operating Officer in October 1996. From 1980 to 1991, Mr. Tevens was employed by Ernst & Young LLP in various management consulting capacities.

Robert L. Montgomery, Jr. joined us in 1974. Mr. Montgomery has served as our Executive Vice President and Chief Financial Officer since 1987 and as a Director of our company since 1982. Prior to joining us, Mr. Montgomery was employed as a certified public accountant by PricewaterhouseCoopers LLP.

L. David Black has been a Director of our company since 1995. Mr. Black was the Chairman of the Board of JLG Industries, Inc., from 1993 until his retirement in February 2001. In addition, Mr. Black served as its President and Chief Executive Officer from 1991 until September 2000.

Carlos Pascual has been a Director of our company since 1998. Since August 1999, Mr. Pascual has been Executive Vice President and President of Developing Markets Operations for Xerox. From January 1999 to August 1999, Mr. Pascual served as Deputy Executive Officer of Xerox’s Industry Solutions Operations. From August 1995 to January 1999, Mr. Pascual served as President of Xerox Corporation’s United States Customer Operations, and from July 1997 to January 1999 he also served as a Senior Vice President of Xerox Corporation. Prior thereto, he served in various capacities with Xerox Corporation.

Richard H. Fleming was elected a Director of our company in March 1999. In February 1999, Mr. Fleming was appointed Executive Vice President and Chief Financial Officer of USG Corporation. Prior thereto, Mr. Fleming served USG Corporation in various executive financial capacities, including Senior Vice President and Chief Financial Officer from January 1995 to February 1999 and Vice President and Chief Financial Officer from January 1994 to January 1995.

Ned T. Librock was elected our Vice President – Sales and Marketing in November 1995. Mr. Librock has been employed by us since 1990 in various sales management capacities. Prior to his employment with us, Mr. Librock was employed by Dynabrade Inc., a manufacturer of power tools, as director of Sales and Marketing.

Karen L. Howard was elected our Vice President – Controller in January 1997. From June 1995 to January 1997, Ms. Howard was employed by us in various financial and accounting capacities. Prior thereto, Ms. Howard was employed by Ernst & Young LLP as a certified public accountant.

Joseph J. Owen was appointed as our Vice President – Strategic Integration in August 1999. From April 1997 to August 1999, Mr. Owen was employed as our Corporate Director – Materials Management. Prior to joining us, Mr. Owen was employed by Ernst & Young LLP in various management consulting capacities.

Ernst K. H. Marburg has been employed by us since May 1980. Prior to his election as Vice President – Total Quality and Standards in October 1996, Mr. Marburg served as our Company as Manager of Product Standards and Services for nearly sixteen years.

Robert H. Myers, Jr. has been employed by us since 1959. In October of 2001, Mr. Myers was appointed Vice President – Human Resources. Prior to October 2001, Mr. Myers served for eight years as Corporate Manager of Environmental Systems. Prior to that, Mr. Myers served as Human Resources Director of our Hoist Division.

Lois H. Demler has been employed by us since 1963. Ms. Demler has been our Corporate Secretary since 1987.

John R. Hansen has been employed by us since 1976. In May of 2001, Mr. Hansen was appointed Treasurer. Prior to May of 2001, Mr. Hansen served in various capacities, including Manager – Pension and Benefit Plans and Director – Employee Benefits.

Compensation of Executive Officers

The following table sets forth the cash compensation as well as certain other compensation paid or accrued during the fiscal years ended March 31, 2000, 2001 and 2002 for our Chief Executive Officer and our other four most highly compensated executive officers. The amounts shown include compensation for services in all compensation capacities.

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation		Restricted Stock Awards (1)	Securities Underlying Options/SARs (2)	All Other Compensation (3)
Timothy T. Tevens,	2002	$462,548	$—	$—		—	60,000	$9,129
President and Chief	2001	450,000	67,500	—		—	—	8,412
Executive Officer	2000	448,769	—	—		2,488	54,000	9,485

Robert L. Montgomery, Jr.,	2002	385,457	—	—		—	—	10,953
Executive Vice President	2001	375,000	56,250	—		—	—	11,117
and Chief Financial Officer	2000	373,923	—	—		2,417	—	12,238

Ned T. Librock,	2002	215,385	—	69,373	(4)	—	45,000	10,796
Vice President –	2001	210,000	31,500	24,867	(5)	—	—	12,220
Sales and Marketing	2000	209,538	—	68,553	(5)	1,386	36,000	15,316

Karen L. Howard,	2002	182,635	—	—		—	45,000	10,060
Vice President – Controller	2001	167,000	25,050	68,056	(6)	—	—	10,975
	2000	163,240	—	—		1,031	36,000	15,474

Joseph J. Owen,	2002	180,673	—	—		—	45,000	9,010
Vice President –	2001	165,000	21,450	—		—	—	8,435
Strategic Integration	2000	160,500	—	—		1,016	18,000	11,758

(1)
Mr. Tevens was granted 2,488 shares of restricted common stock on June 10, 1999, which had a value on such date of $61,900, and a value on March 31, 2002 of $31,846. Mr. Montgomery was granted 2,417 shares of restricted common stock on June 10, 1999, which had a value on such date of $60,100, and a value as of March 31, 2002 of $30,938. Mr. Librock was granted 1,386 shares of restricted common stock on June 10, 1999, which had a value on such date of $34,500, 11,900 shares of restricted common stock on July 22, 1996, which had a value on such date of $166,600, and 5,100 shares of restricted common stock on August 1, 1994, which had a value on such date of $48,996. The restrictions on 5,100 of Mr. Librock’s restricted shares of common stock lapsed on July 31, 1999, on which date such shares had a value of $116,981 and the restrictions on 11,900 of Mr. Librock’s restricted shares of common stock lapsed on July 21, 2001, on which date such shares had a value of $121,737. As of March 31, 2002, the number of restricted shares of common stock held by Mr. Librock was 1,386 and the value of such restricted shares was $17,741. Ms. Howard was granted 1,031 shares of restricted common stock on June 10, 1999, which had a value on such date of $25,650; 8,500 shares of restricted common stock on August 17, 1998, which had a value on such date of $196,563 and 8,500 shares of restricted common stock on June 1, 1995, which had a value on such date of $107,875. The restrictions on 8,500 of Ms. Howard’s restricted shares of common stock lapsed on May 31, 2000, on which date such shares had a value of $116,875. As of March 31, 2002, the number of restricted shares of common stock held by Ms. Howard was 9,531 and the value of such restricted shares was $121,997. Mr. Owen was granted 1,016 shares of restricted common stock on June 10, 1999, which had a value on such date of $25,300 and 5,000 shares of restricted common stock on April 14, 1997, which had a value on such date of $95,000. As of March 31, 2002, the number of restricted shares of common stock held by Mr. Owen was 6,016, and the value of such restricted shares was $77,005. We do not pay dividends on our outstanding shares of restricted common stock, but we provide additional compensation in lieu of such dividends. See footnote (3) below.

(2)
Consists of (i) options granted in fiscal 2002 to Messrs. Tevens, and Librock, Ms. Howard and Mr. Owen pursuant to our Incentive Stock Option Plan in the amounts of 38,620, 40,500, 40,500 and 40,500, respectively, (ii) options granted in fiscal 2002 to Messrs. Tevens and Librock, Ms. Howard and Mr. Owen pursuant to our Non-Qualified Stock Option Plan in the amounts of 21,380, 4,500, 4,500 and 4,500, respectively, (iii) options granted in fiscal 2000 to Messrs. Tevens and Librock, Ms. Howard and Mr. Owen pursuant our Incentive Stock Option Plan in the amounts of 23,810, 22,345, 22,345, and 18,000, respectively, and (iv) options granted in fiscal 2000 to Messrs. Tevens and Librock and Ms. Howard pursuant to our Non-Qualified Stock Option Plan in the amounts of 30,190, 13,655 and 13,655, respectively.

(3)
Consists of: (i) the value of shares of common stock allocated in fiscal 2002 under our Employee Stock Ownership Plan or, ESOP, to accounts for Messrs. Tevens, Montgomery, Librock, Ms. Howard and Mr. Owen in the amounts of $3,242, $5,237, $3,259, $2,551 and $2,539, respectively, (ii) premiums for group term life insurance policies insuring the lives of Messrs. Tevens, Montgomery, Librock, Ms. Howard and Mr. Owen in the amount of $108 each, (iii) compensation in lieu of dividends on restricted shares of common stock paid to Messrs. Tevens, Montgomery, Librock, Ms. Howard and Mr. Owen in the amounts of $522, $508, $2,329, $2,546 and $1,263, respectively, (iv) our matching contributions under our 401(k) plan for Messrs. Tevens, Montgomery and Librock, Ms. Howard and Mr. Owen in the amounts of $5,100, $5,100, $5,100, $4,855 and $5,100, respectively.

(4)
Represents tax reimbursements payments we made to Mr. Librock in fiscal 2002 to offset the income tax effects of the expiration of the restrictions on 11,900 shares of restricted common stock granted to him in fiscal 1997 and released in fiscal 2002. See footnote (1) above.

(5)
Represents tax reimbursement payments we made to Mr. Librock in fiscal 2001 and fiscal 2000 to offset the income tax effects of the expiration of the restrictions on 5,100 shares of restricted common stock granted to him in fiscal 1995 and released in fiscal 2000. See footnote (1) above.

(6)
Represents tax reimbursement payments we made to Ms. Howard in fiscal 2001 to offset the income tax effects of the expiration of the restrictions on 8,500 shares of restricted common stock granted to her in fiscal 1996 and released in fiscal 2000. See footnote (1) above.

Compensation of Directors

We pay an annual retainer of $25,000 to our Chairman of the Board and an annual retainer of $18,000 to each of our other outside directors. Directors who are also our employees do not receive an annual retainer. The Chairman of our Audit Committee and Compensation and Nomination/Succession Committee each receive an additional annual retainer of $3,000. In addition, each of our non-employee directors also receive a fee of $1,500 for each Board of Directors’ and committee meeting attended and is reimbursed for any reasonable expenses incurred in attending such meetings.

Employee Plans

Employee Stock Ownership Plan.    We maintain our ESOP for the benefit of substantially all of our domestic non-union employees. The ESOP is intended to be an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended and an eligible individual account plan within the meaning of Section 407(d)(3) of the Internal Revenue Code. From 1988 through 1998, the ESOP has purchased from us 1,373,549 shares of common stock for the aggregate sum of approximately $10.5 million. The proceeds of certain institutional loans were used to fund such purchases. The ESOP’s loans are secured by our common stock which is held by the ESOP and such loans are guaranteed by us. The ESOP acquired 479,900 shares of our common stock in October 1998 for the aggregate sum of approximately $7.7 million. The proceeds of a loan we made to the ESOP were used to fund the purchase.

On a quarterly basis, we make a contribution to the ESOP in an amount determined by our Board of Directors. In fiscal 2002, our cash contribution was approximately $1.1 million. The ESOP’s trustees use the entire contribution to make payments of principal and interest on the ESOP’s loans.

Common stock not allocated to ESOP participants is recorded in an ESOP suspense account and is held as collateral for repayment of the ESOP’s loans. As payments of principal and interest are received by the lenders, these shares are released from the ESOP suspense account annually and are then allocated to the ESOP participants in the same proportion as a participant’s compensation for such year bears to the total compensation of all participants.

An ESOP participant becomes fully vested in all amounts allocated to him or her after five years of service. The shares of our common stock held by the participants in the ESOP are voted by the participants in the same manner as any other share of our common stock.

In general, common stock allocated to a participant’s account is distributed upon his or her termination of employment, normal retirement at age 65 or death. The distribution is made in whole shares of common stock with a cash payment in lieu of any fractional shares.

Messrs. Montgomery, Myers, Harvey and Ms. Howard serve as trustees of the ESOP. As of March 31, 2002, the ESOP owned 1,384,624 shares of our common stock. Common stock allocated pursuant to the ESOP to Messrs. Tevens, Montgomery and Librock, Ms. Howard and Mr. Owen as of March 31, 2002 is 4,422 shares, 14,661 shares, 4,505 shares, 1,452 shares and 800 shares, respectively.

Pension Plan.    We have a non-contributory, defined benefit Pension Plan which provides certain of our employees with retirement benefits. As defined in the Pension Plan, a participant’s annual pension benefit at age 65 is equal to the product of (i) 1% of the participant’s final average earnings, as calculated by the terms of the Pension Plan, plus 0.5% of that part, if any, of final average earnings in excess of such participant’s “social security covered compensation,” as such term is defined in the Pension Plan, multiplied by (ii) such participant’s years of credited service, limited to 35 years. Plan benefits are not subject to reduction for social security benefits.

Pension Plan Table

The following table illustrates the estimated annual benefits upon retirement under our Pension Plan if the plan remains in effect and assuming that an eligible employee retires at age 65. However, because of changes in tax laws or future adjustments to the provisions of our Pension Plan, actual pension benefits could differ significantly from the amounts set forth in the table.

Final Average Earnings	Years of Service
	15	20	25	30	35
125,000	22,380	29,840	37,301	44,761	52,221
150,000	28,005	37,340	46,676	56,011	65,346
175,000	33,630	44,840	56,051	67,261	78,471
200,000	39,255	52,340	65,426	78,511	91,596
250,000	39,257	52,343	65,429	78,515	91,601
300,000	39,257	52,343	65,429	78,515	91,601
350,000	39,257	52,343	65,429	78,515	91,601
400,000	39,257	52,343	65,429	78,515	91,601
450,000	39,257	52,343	65,429	78,515	91,601
500,000	39,257	52,343	65,429	78,515	91,601

A portion of the annual benefit for plan participants is determined by their final average earnings in excess of “social security covered compensation,” as such term is defined in our Pension Plan. Since this amount can vary depending on the eligible employee’s year of birth, all pension amounts shown above have been calculated using Mr. Tevens’ year of birth and his social security covered compensation of $76,596. Our Pension Plan excludes final average earnings in excess of $200,000.

If Messrs. Tevens, Montgomery and Librock, Ms. Howard and Mr. Owen remain our employees until they reach age 65, the years of credited service under the Pension Plan for each of them would be 29, 16, 27, 31 and 28, respectively.

Non-Qualified Stock Option Plan.    In October 1995, we adopted our Non-Qualified Stock Option Plan and reserved, subject to certain adjustments, an aggregate of 250,000 shares of our common stock for issuance thereunder. Under the terms of our Non-Qualified Plan, options may be granted to our officers and other key employees as well as to non-employee directors and advisors. In fiscal 2002, we granted options to purchase 119,380 shares of common stock under our Non-Qualified Plan.

Incentive Stock Option Plan.    Our Incentive Stock Option Plan which was adopted in October 1995, authorizes grants to our officers and other key employees of stock options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. Our Incentive Plan reserved, subject to certain adjustments, an aggregate of 1,250,000 shares of common stock to be issued thereunder. Options granted under the Incentive Plan become exercisable over a four-year period at the rate of 25% per year commencing one year from the date of grant at an exercise price of not less than 100% of the fair market value of our common stock on the date of grant. Any option granted thereunder may be exercised not earlier than one year and not later than ten years from the date the option is granted. In the event of certain extraordinary transactions, including a change in control of our company, the vesting of such options would automatically accelerate. In fiscal 2002, we granted options to purchase 642,620 shares of our common stock under the Incentive Plan.

Restricted Stock Plan.    We adopted our Restricted Stock Plan in October 1995 and reserved, subject to certain adjustments, an aggregate of 100,000 shares of our common stock to be issued upon the grant of restricted stock awards thereunder. Under the terms of the Restricted Stock Plan, our Compensation Committee and Nomination/Succession Committee may grant to our employees restricted stock awards to purchase shares of common stock at a purchase price of not less than $.01 per share. Shares of common stock issued under the Restricted Stock Plan are subject to certain transfer restrictions and, subject to certain exceptions, must be forfeited if the grantee’s employment with us is terminated at any time prior to the date the transfer restrictions have lapsed. Grantees who remain continuously employed with us become vested in their shares five years after the date of the grant, or earlier upon death, disability, retirement or other special circumstances. The restrictions on any such stock awards automatically lapse in the event of certain extraordinary transactions, including a change in our control. In fiscal 2002, we did not award any shares of common stock under the Restricted Stock Plan.

Corporate Incentive Plan.    In July 2001, we adopted our Incentive Plan and our Incentive Plan Addendum to replace our previous plan. Most of our employees are eligible to participate in the Incentive Plan. Under the Incentive Plan, for each fiscal year, each participant is assigned a participation percentage by our management. The actual bonus to be paid to a participant will be equal to his participation percentage times his base compensation, multiplied by a factor, which is annual budgeted target percentage determined by the Board of Directors plus or minus two times the percentage difference between our actual pretax income and budgeted pretax income for the applicable quarter or year. The bonus is computed and paid quarterly, except that for our 2002 fiscal year such bonus will be calculated and paid annually within two and one-half months after the end of such fiscal year.

Under the terms of our Incentive Plan Addendum, certain of the our executive officers and operating group leaders are eligible to receive an additional bonus equal to one percent per $1 million of the excess of our actual debt repayment compared to a targeted debt repayment set by our Board of Directors.

In fiscal 2002, we did not pay any bonuses under our Incentive Plan to the executives named in the table set forth above.

401(k) Plan.    We maintain a 401(k) retirement savings plan which covers all of our non-union employees, including executives, in the U.S. who have completed at least 90 days of service. Eligible participants may contribute up to 30% of their annual compensation (9% for highly compensated employees), subject to an annual limitation as adjusted by the provisions of the Internal Revenue Code. Employee contributions are matched by us in an amount equal to 50% of the employee’s salary reduction contributions, as such term is defined in the 401(k) Plan. Our matching contributions are limited to 3% of the employee’s base pay and vest at the rate of 20% per year.

Change in Control Agreements

We have entered into change in control agreements with Messrs. Tevens, Montgomery and Librock, Ms. Howard, Mr. Owen and certain other of our officers and employees. The change in control agreements provide for an initial term of one year, which, absent delivery of notice of termination, is automatically renewed annually for an additional one year term. Generally, each of the named officers is entitled to receive, upon termination of employment within 36 months of a change in control of our company (unless such termination is because of death, disability, for cause or by an officer or employee other than for “good reason,” as defined in the change in control agreements), (i) a lump sum severance payment equal to three times the sum of (A) his or her annual salary and (B) the greater of (1) the annual target bonus under the Incentive Plan in effect on the date of termination and (2) the annual target bonus under the Incentive Plan in effect immediately prior to the change in control of our company, (ii) continued coverage for 36 months under our medical and life insurance plans, (iii) at the option of the executive or employee, either three additional years of deemed participation in our tax-qualified retirement plans or a lump sum payment equal to the actuarial equivalent of the pension payment which he or she would have accrued under our tax-qualified retirement plans had he or she continued to be employed by us for three additional years and (iv) certain other specified payments. Aggregate “payments in the nature of compensation” (within the meaning of Section 280G of the Internal Revenue Code) payable to any executive or employee under the change in control agreements is limited to the amount that is fully deductible by us under Section 280G of the Internal Revenue Code less one dollar. The events that trigger a change in control under the change in control agreements include (i) the acquisition of 20% or more of the our outstanding common stock by certain persons, (ii) certain changes in the membership of our Board of Directors, (iii) certain mergers or consolidations, (iv) certain sales or transfers of substantially all of the our assets and (v) the approval of our shareholders of a plan of dissolution or liquidation.

Consulting Agreement

In October 2001, we entered into a consulting agreement with Herbert P. Ladds, Jr., our Chairman of the Board. Under the terms of this consulting agreement, Mr. Ladds will be available to us approximately 40 hours per month to advise us on such matters as may be requested by our Board of Directors or Chief Executive Officer. As compensation for his services, Mr. Ladds will be paid a monthly fee of $23,750. In the event Mr. Ladds provides more than 40 hours of services in any month, he will receive an additional payment for such month in an amount of $200 per hour for each such hour in excess of 40. We will also reimburse Mr. Ladds for all reasonable out-of-pocket expenses incurred by him in rendering services pursuant to the consulting agreement. The consulting agreement terminates on December 31, 2003, and thereafter may be extended for additional one year terms by mutual agreement of the parties. Either party may terminate the consulting agreement, for any reason or for no reason, upon delivery of 60 days prior written notice. The consulting agreement also terminates automatically upon Mr. Ladds’ inability to perform his obligations arising under the agreement due to his death or disability.

Options Granted in Last Fiscal Year

The following table contains information concerning the grant of stock options to our executives named below in fiscal 2002. The exercise price of all such options is equal to the market value of our common stock on the date of the grant.

Name and Principal Position	Option Grants(1)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
					5% (2)	10% (3)
Timothy T. Tevens, President and Chief Executive Officer	60,000	7.87	$10.00	8/20/11	$377,400	$956,400

Robert L. Montgomery, Jr., Executive Vice President and Chief Financial Officer	—	—	—	—	—	—

Ned T. Librock, Vice President – Sales and Marketing	45,000	5.91	10.00	8/20/11	283,050	717,300

Karen L. Howard, Vice President – Controller	45,000	5.91	10.00	8/20/11	283,050	717,300

Joseph J. Owen Vice President – Strategic Integration	45,000	5.91	10.00	8/20/11	283,050	717,300

(1)
Options granted pursuant to the Incentive Plan and the Non-Qualified Plan become exercisable in cumulative annual increments of 25% beginning one year from the date of grant; however, in the event of certain extraordinary transactions, including a change of control of us, the vesting of such options would automatically accelerate.

(2)
Represents the potential appreciation of the options, determined by assuming an annual compounded rate of appreciation of 5% per year over the ten-year term of the grants, as prescribed by the rules. The amount set forth above is not intended to forecast future appreciation, if any, of the stock price. There can be no assurance that the appreciation reflected in this table will be achieved.

(3)
Represents the potential appreciation of the options, determined by assuming an annual compounded rate of appreciation of 10% per year over the ten-year term of the grant, as prescribed by the rules. The amounts set forth above are not intended to forecast future appreciation, if any, of the stock price. There can be no assurance that the appreciation reflected in this table will be achieved.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information with respect to our executives named above concerning the exercise of options during fiscal 2002 and unexercised options held at the end of fiscal 2002.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised in-the-Money Options At Fiscal Year End (1)
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy T. Tevens,	$ —	$ —	77,000	87,000	$ —	$168,000
President and Chief
Executive Officer

Robert L. Montgomery, Jr.,	—	—	—	—	—	—
Executive Vice President
And Chief Financial Officer

Ned T. Librock,	—	—	68,001	62,999	—	126,000
Vice President – Sales and
Marketing

Karen L. Howard,	—	—	68,001	62,999	—	126,000
Vice President – Controller

Joseph J. Owen,	—	—	9,750	54,250	—	126,000
Vice President – Strategic Integration

(1)
Represents the difference between $12.80, the closing market value of our common stock as of March 31, 2002 and the exercise prices of such options, which are exercisable at an exercise price less than $12.80.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of March 31, 2002, including the Non-Qualified Plan and the Incentive Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,406,160	$ 14.34	76,340

Equity compensation plans not approved by securityholders	—	—	—

Total	1,406,160	$ 14.34	76,340

The Committees of our Board of Directors

Audit Committee

Our Board of Directors has a standing Audit Committee comprised of Mr. Fleming, as Chairman, and Messrs. Black and Pascual. Each member of the Audit Committee is independent as defined in the listing standards of the National Association of Security Dealers. The duties of our Audit Committee consist of reviewing with our independent auditors and our management, the scope and results of the annual audit and other services provided by our independent auditors. The Audit Committee also reviews the scope and resulting reports of our internal audits. Our Audit Committee held three meetings in fiscal 2002.

Compensation and Nomination/Succession Committee

Our Compensation and Nomination/Succession Committee consists of Mr. Pascual, as Chairman, and Messrs. Black and Fleming, all of whom are non-employee independent directors. Our Compensation Committee makes recommendations concerning the salaries for our officers and incentive compensation for our employees. During fiscal 2002 and prior thereto, no member of our Compensation and Nomination/Succession Committee served as one of our executive officers or employees. Our Compensation and Nomination/Succession Committee held seven meetings in fiscal 2002.

Compensation and Nomination/Succession Committee Report on Executive Compensation

Compensation for our executive officers is administered by the Compensation and Nomination/Succession Committee which currently consists of three independent (non-employee) directors. Our Board of Directors has delegated to the Compensation and Nomination/Succession Committee responsibility for establishing, administrating and approving the compensation arrangements of our Chief Executive Officer and other executive officers.

The following objectives, established by the Compensation and Nomination/Succession Committee, are the basis for our executive compensation program:

•
providing a comprehensive program with components including base salary, performance incentives and benefits that support and align with our goal of providing superior value to customers and shareholders; and

•	ensuring that we are competitive and can attract and retain qualified and experienced executive officers and other key personnel; and

•
appropriately motivating our executive officers and other key personnel to attain short, intermediate and long term corporate and divisional performance goals and manage our company to achieve sustained long term growth.

The Compensation and Nomination/Succession Committee reviews compensation policy and specific levels of compensation paid to our Chief Executive Officer and other executive officers and reports and makes recommendations to our Board of Directors regarding executive compensation, policies and programs.

The Compensation and Nomination/Succession Committee is assisted in these efforts, when required, by an independent outside consultant and by our internal staff, who provide the

Compensation and Nomination/Succession Committee with relevant information and recommendations regarding compensation policies and specific compensation matters.

Annual Compensation Programs

Our executives’ base salaries are compared to manufacturing companies included in a periodic management survey completed by outside compensation consultants and all data has been regressed to revenues equivalent to our revenues. This survey is used because it reflects companies in the same revenue size and industry sectors as us. The Compensation and Nomination/ Succession Committee believes salaries should be targeted toward the median of the surveyed salaries reported, depending upon the relative experience and individual performance of the executive.

Salary adjustments are determined by three factors: (i) an assessment of the individual executive officer’s performance and merit, (ii) our goal of achieving market parity with salaries of comparable executives in the competitive market and (iii) the occurrence of any promotion or other increases in responsibility of the executive. In assessing market parity, we target groups of companies surveyed and referred to above.

Each executive officer’s corporate position is assigned a title classification reflecting evaluation of the position’s overall contribution to our corporate goals and the value the labor market places on the associated job skills. A range of appropriate salaries is then assigned to that title classification. Each April, the salary ranges may be adjusted to reflect market conditions, including changes in comparison companies, inflation, and supply and demand in the market. The midpoint of the salary range corresponds to a “market rate” salary which the Compensation and Nomination/Succession Committee believes is appropriate for an experienced executive who is performing satisfactorily, with salaries in excess of the salary range midpoint appropriate for executives whose performance is superior or outstanding.

The Compensation and Nomination/Succession Committee has recommended that any progression or regression within the salary range for an executive officer will depend upon a formal annual review of job performance, accomplishments and progress toward individual and/or overall goals and objectives for each of our segments that such executive officer oversees as well as his contributions to our overall direction. The long term growth in our shareholder value is an important factor. The results of executive officers’ performance evaluations will form a part of the basis of the Compensation and Nomination/Succession Committee’s decision to approve, at its discretion, future adjustments in base salaries of our executive officers.

Chief Executive Officer Compensation

Compensation decisions affecting our Chief Executive Officer were based on quantitative and qualitative factors. These factors were accumulated by an external compensation consulting firm and included comparisons of our fiscal 2002 financial statistics to peer companies, strategic achievements such as acquisitions and their integration, comparisons of the base salary level to the median for comparable companies in published compensation surveys, and assessments prepared internally by other members of our executive management. In fiscal 2002, Mr. Tevens did not receive a bonus. Based upon the performance of Mr. Tevens and our results for fiscal 2002, Mr. Tevens will receive a base salary of $496,250 for fiscal 2003, which represents an increase of 5%.

Section 162(m) of Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to a company’s chief executive officer and any one of the four other most highly paid executive officers during its taxable year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. Based upon the compensation paid to our executive officers in fiscal 2002, it does not appear that the Section 162(m) limitation will have a significant impact on us in the near term. However, the Compensation and Nomination/Succession Committee plans to review this matter periodically and to take such actions as are necessary to comply with the new statute to avoid non-deductible compensation payments.

Carlos Pascual, Chairman
L. David Black
Richard H. Fleming

PERFORMANCE GRAPH

The Performance Graph shown below compares the cumulative total shareholder return on our common stock based on its market price with the total return of the S&P MidCap 400 Index and the Dow Jones Industrial – Diversified Index. The comparison of total return assumes that a fixed investment of $100 was invested on April 1, 1997 in our common stock and in each of the foregoing indices and further assumes the reinvestment of dividends. The stock price performance shown on the graph is not necessarily indicative of the future price performance of our common stock.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 31, 2002, and as adjusted to reflect the sale of 5,000,000 shares of common stock by our company and the sale of 250,000 shares of common stock by the selling shareholder, by (i) each person who is known by us to own beneficially more than five percent of the outstanding common stock (ii) each of our directors, (iii) each of our five most highly compensated executive officers, (iv) all of our directors and executive officers as a group and (iv) Herbert P. Ladds, Jr., the selling shareholder.

	Beneficial Ownership Prior to Offering		Number of Shares Offered	Beneficial Ownership After Offering
Name	Number	Percentage		Number	Percentage
Herbert P. Ladds, Jr. (2)(3)	914,610	6.03	250,000	664,610	3.29
Timothy T. Tevens (2)(4)	123,867	*	—	123,867	*
Robert L. Montgomery, Jr. (2)(5)	1,152,406	7.59	—	1,152,406	5.71
L. David Black (2)	1,700	*	—	1,700	*
Carlos Pascual (2)	1,500	*	—	1,500	*
Richard H. Fleming (2)	1,504	*	—	1,504	*
Ned T. Librock (2)(6)	101,047	*	—	101,047	*
Karen L. Howard (2)(7)	97,748	*	—	97,748	*
Joseph J. Owen (2)(8)	25,107	*	—	25,107	*
All Directors and Executive Officers as a Group (13 persons) (9)	2,484,235	16.37	250,000	2,234,235	11.07
Capital Group International, Inc. (10)	2,168,600	14.29	—	2,168,600	10.75
Dimensional Fund Advisors Inc. (11)	939,200	6.19	—	981,300	4.65
Gilchrist B. Berg (12)	810,458	5.34	—	810,458	4.02
Cannell Capital, LLC (13)	780,600	5.14	—	780,600	3.87

*	Less than 1%.

(1)
Unless otherwise indicated in the footnotes, each of the shareholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.

(2)	The business address of each of the executive officers and directors is 140 John James Audubon Parkway, Amherst, New York 14228-1197.
(3)
Includes (i) 731,355 shares of common stock owned directly of which 250,000 shares are being sold in this offering (ii) 163,705 shares of common stock owned directly by Mr. Ladds’ spouse and (iii) 19,550 shares of common stock held by Mr. Ladds’ spouse as trustee for the grandchildren of Mr. Ladds.

(4)
Includes (i) 21,896 shares of common stock owned directly, (ii) 7,000 shares of common stock owned directly by Mr. Tevens’ spouse, (iii) 50 shares of common stock owned by Mr. Tevens’ son, (iv) 4,422 shares of common stock allocated to Mr. Tevens’ ESOP account, (v) 67,857 shares of common stock issuable under options granted to Mr. Tevens under the Incentive Plan which are exercisable within 60 days and (vi) 22,642 shares of common stock issuable under options granted to Mr. Tevens under the Non-Qualified Plan which are exercisable within 60 days. Excludes 44,573 shares of common stock issuable under options granted to Mr. Tevens under the Incentive Plan and 28,928 shares of common stock issuable under options granted to Mr. Tevens under the Non-Qualified Plan which are not exercisable within 60 days.

(5)
Includes (i) 1,052,745 shares of common stock owned directly, (ii) 85,000 shares of common stock owned directly by Mr. Montgomery’s spouse and (iii) 14,661 shares of common stock allocated to Mr. Montgomery’s ESOP account. Excludes 1,369,963 additional shares of common stock owned by the ESOP for which Mr. Montgomery serves as one of four trustees and for which he disclaims any beneficial ownership.

(6)
Includes (i) 19,390 shares of common stock owned directly, (ii) 152 shares of common stock owned by Mr. Librock’s son, (iii) 4,505 shares of common stock allocated to Mr. Librock’s ESOP account, (iv) 66,759 shares of common stock issuable under options granted to Mr. Librock under the Incentive Plan which are exercisable within 60 days and (v) 10,241 shares of common stock issuable under options granted to Mr. Librock under the Non-Qualified Plan which are exercisable within 60 days. Excludes 46,086 shares of common stock issuable under options granted to Mr. Librock under the Incentive Plan and 7,914 shares of common stock issuable under options granted to Mr. Librock under the Non-Qualified Plan which are not exercisable within 60 days.

(7)
Includes (i) 12,296 shares of common stock owned directly, (ii) 1,452 shares allocated to Ms. Howard’s ESOP account, (iii) 66,759 shares of common stock issuable under options granted to Ms. Howard under the Incentive Plan which are exercisable within 60 days and (iv) 10,241 shares of common stock issuable under options granted to Ms. Howard under the Non-Qualified Plan which are exercisable within 60 days. Excludes (i) 1,383,172 additional shares of common stock owned by the ESOP for which Ms. Howard serves as one of four trustees and for which she disclaims any beneficial ownership and (ii) 46,086 shares of common stock issuable under options granted to Ms. Howard under the Incentive Plan and 7,914 shares of common stock issuable under options granted to Ms. Howard under the Non-Qualified Plan which are not exercisable within 60 days.

(8)
Includes (i) 8,480 shares of common stock owned directly, (ii) 1,327 shares of common stock owned by Mr. Owen’s spouse, (iii) 800 shares of common stock allocated to Mr. Owen’s ESOP account and (iv) 14,500 shares of common stock issuable under options granted to Mr. Owen under the Incentive Plan which are exercisable within 60 days. Excludes 45,000 shares of common stock issuable under options granted to Mr. Owen under the Incentive Plan and 4,500 shares under the Non-Qualified Plan.

(9)
Includes (i) options to purchase an aggregate of 282,610 shares of common stock issuable to certain executive officers under the Incentive Plan and Non-Qualified Plan, all of which are exercisable within 60 days. Excludes the shares of common stock owned by the ESOP as to which Mr. Montgomery, Ms. Howard and Mr. Myers serve as trustees, except for an aggregate of 45,909 shares allocated to the respective ESOP accounts of the executive officers of the Company and (ii) options to purchase an aggregate of 320,440 shares of common stock issued to certain executive officers under the Incentive Plan and Non-Qualified Plan, none of which are exercisable within 60 days.

(10)
Information with respect to Capital Group International, Inc. and its holdings of common stock is based on a Schedule 13G jointly filed by Capital Group International, Inc. and Capital Guardian Trust Company with the SEC on February 11, 2002. Based solely upon information in this Schedule 13G, Capital Group International, Inc. has sole voting power of 1,685,200 shares of such common stock and sole dispositive power of 2,168,600 shares of such common stock. Capital Guardian Trust Company is a wholly owned subsidiary of Capital Group International, Inc. The stated business address for both Capital Group International, Inc. and Capital Guardian Trust Company is 11100 Santa Monica Blvd, 15th Floor, Los Angeles, California 90025-3384.

(11)
Information with respect to Dimensional Fund Advisors, Inc. and its holdings of common stock is based on a Schedule 13G of Dimensional Fund Advisors, Inc. filed with the SEC on February 12, 2002. The stated business address for Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(12)
Information with respect to Mr. Gilchrist B. Berg and his holdings of common stock is based on a Schedule 13G filed by Mr. Berg with the SEC on February 5, 2002. The stated business address for Mr. Berg is 225 Water Street, Suite 1987, Jacksonville, Florida 32202.

(13)
Information with respect to Cannell Capital LLC and its holdings of common stock is based on a Schedule 13G jointly filed with the SEC on February 14, 2002 by Cannell Capital LLC, J. Carlo Cannell, The Anegada Fund Limited, The Cuttyhunk Fund Limited, Tonga Partners, L.P., GS Cannell Portfolio, LLC, Pleiades Investment Partners, L.P. and George S. Sarlo 1995 Charitable Remainder Trust. J. Carlo Cannell is the managing member and majority owner of Cannell Capital, LLC, which is a registered investment advisor and serves in such capacity for the other entities listed. The stated business address for Cannell Capital LLC is 2500 18th Street, San Francisco, California 94110.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50 million shares of common stock, par value $.01 per share, and one million shares of preferred stock, $1.00 par value per share. As of March 31, 2002, there were 14,895,172 shares of common stock issued and outstanding. Upon completion of this offering, there will be 19,895,172 shares of common stock issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. There are no shares of our preferred stock outstanding. The following description of our capital stock is a summary only and is derived from our certificate of incorporation.

Common Stock

Voting Rights.    Each share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding preferred stock.

Dividends.    Holders of shares of common stock are entitled to receive dividends, if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of outstanding preferred stock.

Liquidation.    In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding preferred stock, if any, our remaining assets will be distributed ratably among the holders of our common stock.

Preferred Stock

Our Board of Directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by our shareholders. Our Board of Directors has the authority, without approval of our shareholders, to issue preferred stock that has voting and conversion rights superior to our common stock, which could have the effect of deterring, delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

There are 250,000 shares of our Series A junior participating preferred stock reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see “Rights Agreement.”

Certain Provisions of the Certificate of Incorporation and By-Laws

Number, Vacancies and Removal of Directors.    Our directors are elected annually at our annual meeting of shareholders. The number of our directors may be fixed from time to time by a resolution adopted by a majority of our directors then in office, but the Board of Directors may not consist of fewer than three nor more than nine directors. A director may be removed for cause by the vote of a majority of the directors then in office. Any director vacancies for any reason other than from newly created directorships may be filled by a vote of a majority of directors then in office. Any newly created directorships resulting from an increase in the number of our directors may be filled by a vote of a majority of the our entire Board of Directors, inclusive of vacancies. These provisions may have the effect of preventing our shareholders from removing incumbent directors, increasing the size the number of our directors or filling vacancies on our Board of Directors without the support of our incumbent directors.

Shareholder Meetings.    Matters may be brought by our shareholders before an annual or special meeting only in compliance with certain notice procedures contained in our by-laws. Our shareholders may bring before an annual meeting a proposal or a nomination for director only if the shareholder delivers a notice of such proposal or nomination to our Secretary not less than sixty and no more than ninety days prior to the first anniversary date of the annual meeting of shareholders for the preceding year. A proposal notice must state the text of the proposal and a brief written statement of the reasons why the shareholder favors the proposal. A notice regarding nomination of a person for director must contain certain information regarding the person nominated, including the number of shares of capital stock of the company held by such person. Any matters acted upon at a special meeting of our shareholders are limited to only those matters set forth on our notice of meeting. In the event that we call a special meeting for the purpose of electing directors, a nomination for director may be made by a shareholder if the shareholder has provided notice of the nomination to our Secretary not later than the close of business on the tenth day following the public announcement of the special meeting. A special meeting of our shareholders can be called only by our Chairman of the Board or our President or by a resolution of our Board of Directors.

Rights Agreement

On October 25, 1997, our Board of Directors approved a rights agreement with American Stock Transfer & Trust Company, as rights agent, and declared a dividend of one right for each outstanding share of the our common stock to shareholders of record at the close of business on November 10, 1997. Certificates for our common stock issued after November 10, 1997 contain a notation incorporating the rights agreement by reference. The rights agreement was amended and restated on October 1, 1998.

Under the terms of the rights agreement, each right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share, at a price of $80.00 per unit of one one-hundredth of a share, subject to adjustment. The rights are represented by the certificates for our common stock and are not separately transferable from our common stock. The rights, however, separate from the common stock upon the earlier of:

•
ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the shares of our common stock then outstanding; or

•
ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of our outstanding shares of common stock (unless such tender offer or exchange offer is an offer for all outstanding shares of common stock which a majority of our unaffiliated directors (who are not officers of the company) determined to be fair to and otherwise in our best interests and the best interest of our shareholders).

The earlier of these two dates is called the “distribution date”. As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date. The rights are not exercisable until the distribution date and expire at the close of business on November 10, 2007, unless earlier redeemed by us.

If any person or group of persons becomes the beneficial owner of 20% or more of the then outstanding shares of our common stock, except in connection with an offer approved by our Board of Directors, each holder of a right (except the acquiring person or group) will thereafter have the right to receive, upon payment of the purchase price, shares of our common stock (or, in certain circumstances, cash, property or other securities of the our company) having a value equal to two times the purchase price of the right. All rights that are or under certain circumstances, were, beneficially owned by the acquiring person or group will be null and void. However, rights are not exercisable following the occurrence of such an event until such time as the rights are no longer redeemable by us, as set forth below.

For example, at a purchase price of $80.00 per right, each right (not owned by an acquiring person or group) would entitle its holder to purchase $160.00 worth of common stock for $80.00. Assuming that our common stock had a per share value of $20.00 at such time, the holder of each valid right would be entitled to purchase eight shares of common stock for $80.00.

Each holder of a right may have the right to receive, upon payment of the purchase price, common stock, having a value equal to two time the exercise price of the right, of a corporation acquiring us, provided that a person or group of persons has acquired 20% or more of our common stock and either:

•
we are acquired in a merger or other business combination in which we are not the surviving corporation or in which we are the surviving corporation but our common stock is changed or exchanged (other than a merger which follows an offer for all outstanding shares of common stock which a majority of our unaffiliated directors, who are not officers of the company, determine to be fair and in the best interest of our shareholders); or

•	50% or more of our assets, earning power or cash flow is sold or transferred.

The purchase price payable and the number of units of one one-hundredths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution.

We may redeem the rights in whole, but not in part, at any time prior to the earlier of ten days following the date on which a person or group acquires 20% or more of our common stock or November 10, 2007. The rights may be redeemed at a price of $.01 per right, payable in cash, our common stock or any other consideration deemed appropriate by our Board of Directors. The rights terminate immediately upon the action of the Board of Directors ordering redemption of the rights.

In the event that the shares of Series A junior participating preferred stock are issued upon the exercise of the rights, holders will be entitled to a minimum preferential quarterly dividend equal to the greater of (i) 10% of the current purchase per unit of one one-hundredth of a share of such stock or  (ii) the dividends payable in cash declared on the common shares in an amount per whole share (rounded to the nearest cent) equal to the “formula number” multiplied by the amount of the cash dividends then to be paid on each outstanding common share. The “formula number” is equal to 100, but is subject to adjustment if we make a dividend to our common stock holders payable in shares of our common stock, subdivide or combine our outstanding shares of common stock, or issue shares of our capital stock in a reclassification or change of the outstanding common stock. The Series A junior participating preferred stock are cumulative, but do not bear interest, and are not subject to our redemption. Upon our liquidation or winding up, the holders of the Series A junior participating preferred stock will be entitled to all accrued and unpaid dividends plus a minimum preferential liquidation payment equal to the greater of (i) 50% of the purchase price per unit of one one-hundredth of a share of Series A junior participating preferred stock or (ii) an aggregate amount equal to the “formula number” then in effect multiplied by the aggregate amount to be distributed per share to the holders of the common stock. In the event of any merger, consolidation, combination or any other transaction in which the common shares are exchanged or changed into other stock or securities, cash or any other property, the outstanding shares of Series A junior participating preferred stock will be similarly exchanged or changed in an amount per share equal to the “formula number” then in effect multiplied by the aggregate amount of stock, securities, cash or other property into which or for which each of the shares of common stock is exchanged or changed. On all matters on which our shareholders are entitled to vote, each share of Series A junior participating preferred stock is entitled to a number of votes equal to the “formula number” then in effect and vote together as one class with all other series or classes of voting stock, unless otherwise required by law.

The rights have certain anti-takeover effects. Exercise of the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The existence of the rights, however, should not affect an offer at a fair price and otherwise in the best interest of our company and our shareholders as determined our Board of Directors. The rights should not interfere with any merger or other business combination that is approved by our Board of Directors.

New York Anti-Takeover Law

We are subject to the provisions of Section 912 of the New York Business Corporation Law, or BCL, which prohibits certain business combinations with an interested shareholders and prevent certain persons from making a takeover bid for a New York corporation unless certain prescribed requirements are satisfied. Section 912 of the BCL defines an “interested shareholder” as any person that:

•	is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation, or

•
is an affiliate or associate of the corporation and at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the corporation’s then outstanding voting stock.

Section 912 of the BCL provides that a New York corporation may not engage in a business combination, such as a merger, consolidation, recapitalization or disposition of stock, with any interested shareholder for a period of five years from the date that such person first became an interested shareholder unless the business combination was first approved by the board of directors prior to date such person became an interested shareholder.

Additionally, a New York corporation may not engage at any time in any business combination with an interested shareholder unless:

•	the business combination is approved by the board of directors prior to the date such person first became an interested shareholder,

•
the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder at a meeting of shareholders occurring no earlier than five years after such person first became an interested shareholder,

•	the consideration to be paid to all of the shareholders in connection with the business combination is (i) at least equal to the greater of (a) the price paid by the interested shareholder for the interest in the corporation or (b) the market value of the stock of the corporation equal to the greater of its value when acquired by the interested shareholder or when the announcement of the business combination was made and (ii) in cash or in the same form of consideration used to acquire the largest number of shares previously acquired by such interested shareholder. Additionally, after such person has become an interested shareholder and prior to the consummation of the business combination, the interested shareholder may not, subject to certain exceptions, become the beneficial owner of any additional shares of voting stock of such corporation.

The effect of Section 912 of the BCL may be to delay or prevent the consummation of a transaction which is favored by a majority of shareholders.

Limitation of Liability of Directors

Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its shareholders for breach of fiduciary duty as a director, provided that such provision may not eliminate the liability of a director (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) for any transaction from which the director receives an improper personal benefit or (iii) for any acts in violation of Section 719 of the BCL. Section 719 provides that a director who votes or concurs in a corporate action will be liable to the corporation for the benefit of its creditors and shareholders for any damages suffered as a result of an action approving (i) an improper payment of a dividend, (ii) an improper redemption or purchase by the corporation of shares of the corporation, (iii) an improper distribution of assets to shareholders after dissolution of the corporation without adequately providing for all known liabilities of the corporation or (iv) the making of an improper loan to a director of the corporation. Our certificate of incorporation provides that our directors shall not be liable to us or our shareholders for a breach of their duties to the fullest extent in which elimination or limitation of the liability of directors is permitted by the BCL.

Indemnification of Officers and Directors

Our certificate of incorporation provides that we shall indemnify, to the fullest extent permitted by the BCL, each person (and their heirs, executors, or administrators) who was or is a party or is threatened to be made a party to, or is involved in, any civil or criminal action, suit or proceeding, by reason of the fact that such person is or was a director or officer of our company or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. We are also obligated to pay the cost of the expenses incurred by our officers and directors (including attorney’s fees) in defending themselves in such proceedings in advance of final disposition if the officer or director agrees to repay the amount advanced in the event it is ultimately determined that the officer or director was not entitled to be indemnified by us as authorized by our certificate of incorporation. We are not obligated to indemnify any director or officer (or his or her heirs, executors or administrators) in connection with a proceeding initiated by such person unless the proceeding was authorized or consented to by our Board of Directors. We have entered into indemnification agreements with each of our current directors to effectuate the indemnification provisions of our certificate of incorporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

UNDERWRITING

Pursuant to an underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters named below, for which McDonald Investments Inc. and Robert W. Baird & Co. Incorporated are acting as representatives, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
McDonald Investments Inc.
Robert W. Baird & Co. Incorporated

Total	5,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are severally obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated under certain circumstances.

The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may sell some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 787,500 additional shares of common stock from us at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

Our common stock is quoted on the Nasdaq National Market under the symbol “CMCO.”

The following table shows the underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Columbus McKinnon		Paid by the Selling Shareholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that our expenses in connection with this offering will be $         .

We, our officers and directors, including the selling shareholder, have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of McDonald Investments Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. McDonald Investments Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In connection with the offering, McDonald Investments Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when McDonald Investments Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In connection with this offering, some underwriters and selected dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our common stock offering.

Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued if that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to us under existing credit facilities. In the event more than 10% of the proceeds of the offering will be used to repay such money lent by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Hodgson Russ LLP, Buffalo, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Baker & Hostetler LLP, Cleveland, Ohio.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at March 31, 2002 and 2001, and for each of the three years in the period ended March 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form  S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. In addition, our common stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of Nasdaq Operations at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to such contract or document is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Columbus McKinnon Corporation

Report of Independent Auditors

Board of Directors
Columbus McKinnon Corporation

We have audited the accompanying consolidated balance sheets of Columbus McKinnon Corporation as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Columbus McKinnon Corporation at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

/S/    ERNST & YOUNG LLP

Buffalo, New York
June 6, 2002

COLUMBUS McKINNON CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,
	2002	2001
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$13,068	$14,015
Trade accounts receivable, less allowance for doubtful accounts ($2,337 and $2,305, respectively)	82,266	99,873
Inventories	89,656	108,913
Net assets held for sale	4,290	4,270
Net current assets of discontinued operations	21,497	46,874
Prepaid expenses	8,543	5,637

Total current assets	219,320	279,582
Net property, plant, and equipment	70,742	77,762
Goodwill and other intangibles, net	200,801	213,301
Marketable securities	24,634	22,326
Deferred taxes on income	3,133	5,441
Net non-current assets of discontinued operations	—	116,658
Other assets	5,665	7,318

Total assets	$524,295	$722,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks	$2,518	$3,012
Trade accounts payable	31,617	28,525
Accrued liabilities	39,533	41,876
Restructuring reserve	949	—
Current portion of debt	146,663	3,092

Total current liabilities	221,280	76,505
Senior debt, less current portion	1,509	204,324
Subordinated debt	199,681	199,628
Other non-current liabilities	30,214	34,067

Total liabilities	452,684	514,524
Shareholders’ equity:
Voting common stock; 50,000,000 shares authorized; 14,895,172 shares issued	149	149
Additional paid-in capital	104,920	105,418
(Accumulated deficit) retained earnings	(12,536)	124,806
ESOP debt guarantee; 417,854 and 504,794 shares	(6,514)	(7,527)
Unearned restricted stock; 47,318 and 82,670 shares	(414)	(955)
Accumulated other comprehensive loss	(13,994)	(14,027)

Total shareholders’ equity	71,611	207,864

Total liabilities and shareholders’ equity	$524,295	$722,388

See accompanying notes.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2002	2001	2000
	(In thousands, except per share data)
Net sales	$480,028	$586,168	$609,178
Cost of products sold	359,551	426,659	436,814

Gross profit	120,477	159,509	172,364
Selling expenses	43,522	48,393	48,699
General and administrative expenses	28,245	34,251	40,468

Income from operations before restructuring charges and amortization	48,710	76,865	83,197
Restructuring charges	9,569	—	—
Amortization of intangibles	11,013	10,975	11,384

Income from operations	28,128	65,890	71,813
Interest and debt expense	29,381	36,329	33,451
Other (income) and expense, net	2,464	(2,160)	(1,320)

(Loss) income from continuing operations before income tax expense	(3,717)	31,721	39,682
Income tax expense	2,301	16,794	17,583

(Loss) income from continuing operations	(6,018)	14,927	22,099
(Loss) income from discontinued operations	(7,873)	292	(5,019)
Loss on disposition of discontinued operations	(121,475)	—	—

Total (loss) income from discontinued operations	(129,348)	292	(5,019)

Net (loss) income	$(135,366)	$15,219	$17,080

Average basic shares outstanding	14,414	14,316	14,138

Basic (loss) income per share:
(Loss) income from continuing operations	$(0.41)	$1.04	$1.57
(Loss) income from discontinued operations	(0.55)	0.02	(0.36)
Loss on disposition of discontinued operations	(8.43)	—	—

Basic (loss) income per share	$(9.39)	$1.06	$1.21

Average diluted shares outstanding	14,414	14,316	14,221

Diluted (loss) income per share:
(Loss) income from continuing operations	$(0.41)	$1.04	$1.55
(Loss) income from discontinued operations	(0.55)	0.02	(0.35)
Loss on disposition of discontinued operations	(8.43)	—	—

Diluted (loss) income per share	$(9.39)	$1.06	$1.20

See accompanying notes.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except share and per share data)

	Common Stock ($.01 par value)	Addi- tional Paid-in Capital	Retained Earnings (Accumulated Deficit)	ESOP Debt Guarantee	Unearned Restricted Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at March 31, 1999	$146	$102,313	$100,455	$(9,865)	$(1,009)	$(3,366)	$188,674
Comprehensive income:
Net income 2000	—	—	17,080	—	—	—	17,080
Change in foreign currency translation adjustment	—	—	—	—	—	(3,129)	(3,129)
Net unrealized gain on investments, net of tax expense of $347	—	—	—	—	—	520	520
Change in minimum pension liability adjustment, net of tax expense of $239	—	—	—	—	—	359	359

Total comprehensive income	—	—	—	—	—	—	14,830
Earned 101,822 ESOP shares	—	590	—	1,162	—	—	1,752
Restricted common stock granted, 60,700 shares	1	2,871	—	—	(2,872)	—	—
Earned portion of restricted stock	—	—	—	—	1,038	—	1,038
Stock options exercised, 153,008 shares	2	1,110	—	—	—	—	1,112
Common dividends declared $0.28 per share	—	—	(3,953)	—	—	—	(3,953)

Balance at March 31, 2000	$149	$106,884	$113,582	$(8,703)	$(2,843)	$(5,616)	$203,453
Comprehensive income:
Net income 2001	—	—	15,219	—	—	—	15,219
Change in foreign currency translation adjustment	—	—	—	—	—	(5,039)	(5,039)
Net unrealized loss on investments, net of tax benefit of $1,954	—	—	—	—	—	(2,931)	(2,931)
Change in minimum pension liability adjustment, net of tax benefit of $294	—	—	—	—	—	(441)	(441)

Total comprehensive income	—	—	—	—	—	—	6,808
Earned 101,765 ESOP shares	—	(56)	—	1,176	—	—	1,120
Earned portion and adjustment of restricted shares	—	(1,501)	—	—	1,888	—	387
Stock options exercised, 19,340 shares	—	91	—	—	—	—	91
Common dividends declared $0.28 per share	—	—	(3,995)	—	—	—	(3,995)

Balance at March 31, 2001	$149	$105,418	$124,806	$(7,527)	$(955)	$(14,027)	$207,864
Comprehensive income:
Net loss 2002	—	—	(135,366)	—	—	—	(135,366)
Change in foreign currency translation adjustment	—	—	—	—	—	216	216
Net unrealized gain on investments, net of tax expense of $1,445	—	—	—	—	—	2,168	2,168
Unrealized loss on derivatives qualifying as hedges, net of tax benefit of $282	—	—	—	—	—	(424)	(424)
Change in minimum pension liability adjustment, net of tax benefit of $1,285	—	—	—	—	—	(1,927)	(1,927)

Total comprehensive loss							(135,333)
Earned 86,939 ESOP shares	—	(169)	—	1,013	—	—	844
Earned portion and adjustment of restricted shares	—	(329)	—	—	541	—	212
Common dividends declared $0.14 per share	—	—	(1,976)	—	—	—	(1,976)

Balance at March 31, 2002	$149	$104,920	$(12,536)	$(6,514)	$(414)	$(13,994)	$71,611

See accompanying notes.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Operating activities:
Net (loss) income from continuing operations	$(6,018)	$14,927	$22,099
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	22,462	22,675	22,935
Deferred income taxes	166	84	3,586
Unrealized loss on investments	2,757	—	—
Other	2,177	1,148	687
Changes in operating assets and liabilities net of effects from businesses purchased:
Trade accounts receivable	14,644	12,449	(10,520)
Inventories	18,876	(4,433)	9,127
Prepaid expenses	(1,276)	622	(221)
Other assets	1,328	(985)	1,284
Trade accounts payable	3,677	(1,152)	(9,240)
Accrued and non-current liabilities	(8,996)	(7,065)	4,527

Net cash provided by operating activities of continuing operations	49,797	38,270	44,264

Investing activities:
Purchase of marketable securities, net	(1,794)	(2,064)	(3,318)
Capital expenditures	(4,753)	(10,179)	(7,923)
Proceeds from sale of business	890	—	—
Proceeds from sale of property, plant, and equipment	1,750	—	—
Purchase of businesses, net of cash acquired	—	—	(6,430)
Net assets held for sale	2,280	5,002	(1,058)

Net cash used in investing activities of continuing operations	(1,627)	(7,241)	(18,729)

Financing activities:
Proceeds from issuance of common stock, net	—	—	3
Net payments under revolving line-of-credit agreements	(43,678)	(12,262)	(17,922)
Repayment of debt	(3,047)	(3,737)	(2,538)
Payment of deferred financing costs	(794)	(687)	(997)
Dividends paid	(1,976)	(3,995)	(3,953)
Change in ESOP debt guarantee	1,013	1,176	1,162

Net cash used in financing activities of continuing operations	(48,482)	(19,505)	(24,245)
Effect of exchange rate changes on cash	(306)	(4,026)	(1,486)

Net cash (used in) provided by continuing operations	(618)	7,498	(196)
Net cash (used in) provided by discontinued operations	(329)	(1,065)	911

Net change in cash and cash equivalents	(947)	6,433	715
Cash and cash equivalents at beginning of year	14,015	7,582	6,867

Cash and cash equivalents at end of year	$13,068	$14,015	$7,582

Supplementary cash flows data:
Interest paid	$29,887	$36,764	$33,929
Income taxes paid	$3,262	$20,381	$16,818

See accompanying notes.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of Business and Business Acquisitions

Columbus McKinnon Corporation (the Company) is a leading U.S. designer and manufacturer of material handling products, systems and services which efficiently and ergonomically move, lift, position or secure material. Key products include hoists, cranes, chain and forged attachments. The Company is focused on commercial and industrial applications that require the safety and quality provided by its superior design and engineering know-how. The Company’s material handling products are sold, domestically and internationally, principally to third party distributors through diverse distribution channels, and to a lesser extent directly to manufacturers and other end-users. Distribution channels include general distributors, specialty distributors, crane end users, service-after-sale distributors, original equipment manufacturers (OEMs), government, consumer and international. The general distributors are comprised of industrial distributors, rigging shops and crane builders. Specialty distributors include catalog houses, material handling specialists and entertainment equipment riggers. The service-after-sale network includes repair parts distribution centers, chain service centers and hoist repair centers. Consumer distribution channels include mass merchandisers, hardware distributors, trucking and transportation distributors, farm hardware distributors and rental outlets. The Company’s integrated material handling solutions businesses deal primarily with end-users and sales are concentrated, domestically and internationally (primarily Europe), in the consumer products, manufacturing, warehousing, and, to a lesser extent, the steel, construction, automotive, and other industrial markets. During fiscal 2002, approximately 71% of sales were to customers in the United States. The operations of Automatic Systems, Inc. (ASI) have been reflected as a discontinued operation and as more fully described in Note 3, the consolidated financial statements for all periods presented have been restated to reflect this change.

On April 29, 1999, the Company acquired all of the outstanding stock of Washington Equipment Company (WECO), a regional manufacturer and servicer of overhead cranes. The total cost of the acquisition, which was accounted for as a purchase, was approximately $6.4 million and was financed by proceeds from the Company’s revolving debt facility. The consolidated statement of operations and the consolidated statement of cash flows for the year ended March 31, 2000 include WECO activity since its April 29, 1999 acquisition by the Company.

2.    Accounting Principles and Practices

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

Concentrations of Labor

Approximately 26% of the Company’s employees are represented by nine separate domestic and Canadian collective bargaining agreements which terminate at various times between August 2002 and April 2007. Approximately 6% of the labor force is covered by collective bargaining agreements that will expire within one year. In addition, the Company hires union production workers for field installation under its material handling systems contracts.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidation

These consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries; all significant intercompany accounts and transactions have been eliminated.

Derivative Financial Instruments

Derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivatives fair values are deferred until the underlying transaction occurs at which point they are then recognized in the statement of operations. All derivates are carried at fair value in the balance sheet. The fair value of derivatives are determined by reference to quoted market prices. The Company’s use of derivative instruments is limited to cash flow hedges of certain interest rate risks.

Foreign Currency Translations

The Company translates foreign currency financial statements as described in Financial Accounting Standards (FAS) No. 52. Under this method, all items of income and expense are translated to U.S. dollars at average exchange rates for the year. All assets and liabilities are translated to U.S. dollars at the year-end exchange rate. Gains or losses on translations are recorded in accumulated other comprehensive income (loss) in the shareholders’ equity section of the balance sheet.

Goodwill

It is the Company’s policy to account for goodwill and other intangible assets at the lower of amortized cost or fair value based on discounted cash flows, if indicators of impairment exist. The Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related businesses. Goodwill is amortized on a straight-line basis over twenty-five years. At March 31, 2002 and 2001 accumulated amortization was $58,343,000 and $47,330,000, respectively. As more fully disclosed in Note 21, effective April 1, 2003 the Company will account for goodwill in accordance with Statement of Financial Accounting Standards No. 142.

Inventories

Inventories are valued at the lower of cost or market. Costs of approximately 56% of inventories at March 31, 2002 (48% in 2001) have been determined using the LIFO (last-in, first-out) method. Costs of other inventories have been determined using the FIFO (first-in, first-out) or average cost method. FIFO cost approximates replacement cost.

Marketable Securities

All of the Company’s marketable securities, which consist of equity securities and corporate and governmental obligations, have been classified as available-for-sale securities and are therefore

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded at their fair values with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) within shareholders’ equity unless unrealized losses are deemed to be other than temporary. In such instance, the unrealized losses are reported in the statement of operations within other income and expense, net. Estimated fair value is based on published trading values at the balance sheet dates. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The cost of securities sold is based on the specific identification method. Interest and dividend income are included in other income and expense, net on the consolidated statements of operations.

The marketable securities are carried as long-term assets since they are held for the settlement of a portion of the Company’s general liability and products liability insurance claims filed through CM Insurance Company, Inc., a wholly owned captive insurance subsidiary.

Net Assets Held for Sale

Certain non-operating real estate properties and equipment were acquired as part of the 1996 acquisition of Yale Industrial Products, Inc. Certain of these properties were sold during fiscal 1998 through fiscal 2002 and additional monies were advanced to further the development of the properties with the remaining assets held for sale expected to be sold in fiscal 2003. They have been recorded at the lower of cost or their estimated realizable values net of disposal costs on the consolidated balance sheet and amount to $1,990,000 and $4,270,000 as of March 31, 2002 and 2001, respectively.

In addition at March 31, 2002, net assets held for sale includes $2,300,000 as the carrying value of a recently closed and vacated facility which is currently for sale.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated principally using the straight-line method over their respective estimated useful lives (buildings and building equipment—15 to 40 years; machinery and equipment—3 to 18 years). When depreciable assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operating results.

Related Party Transactions

The Company entered into a consulting agreement with the Chairman of the Board of Directors on October 1, 2001. The agreement provides compensation at a monthly rate of $23,750 and continues through December 31, 2003.

Research and Development

Research and development costs as defined in FAS No. 2, for the years ended March 31, 2002, 2001 and 2000 were $1,328,000, $975,000 and $1,156,000, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition and Concentration of Credit Risk

Sales are recorded when title passes to the customer which is generally at time of shipment to the customer, except for long-term construction contracts as described below. The Company performs ongoing credit evaluations of its customers’ financial condition, but generally does not require collateral to support customer receivables. The credit risk is controlled through credit approvals, limits and monitoring procedures. The Company established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other factors.

The Company recognizes contract revenues on construction contracts under the percentage of completion method, measured by comparing direct costs incurred to total estimated direct costs. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. In the event that a loss is anticipated on an uncompleted contract, a provision for the estimated loss is made at the time it is determined.

Shipping and Handling Costs

Shipping and handling costs are a component of cost of goods sold.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Discontinued Operations

In May 2002, the Company sold substantially all of the assets of ASI. The ASI business was the principal business unit in the Company’s former Solutions – Automotive segment. The Company received $20,600,000 in cash and an 8% subordinated note in the principal amount of $6,800,000 which is payable over 10 years. The Company may also receive additional payments of up to $1,960,000 from proceeds of certain ASI accounts receivable and up to an aggregate of $10,000,000 over the next two years based on the financial performance of the ASI business. The measurement date for this discontinued operation was April 10, 2002, prior to the issuance of the fiscal 2002 consolidated financial statements. Accordingly, the impact of the prospective transaction has been recorded in fiscal 2002. The Company recorded an after-tax loss of $121,475,000 or $8.43 per diluted share and reflected ASI as a discontinued operation in the fourth quarter of fiscal 2002. The impairment loss included closing costs from the transaction and estimated operating losses of the discontinued operation from April 1, 2002 through May 10, 2002, the date of the sale. The impairment loss was due primarily to the write-off of $104,000,000 of goodwill and a $17,475,000 loss related to the write-off of the remaining net assets in excess of the selling price. The net current assets of discontinued operations at March 31, 2002 represent the net cash proceeds received upon disposal as well as the realized tax benefit. The consolidated financial statements and related notes for all periods presented have been restated, where applicable, to reflect the ASI business as a discontinued operation.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with Emerging Issues Task Force (EITF) 87-24, “Allocation of Interest to Discontinued Operations,” the Company allocated interest to the discontinued operations based upon the net principal amount of debt that was paid down with the proceeds from the sale of such operation. This resulted in an interest allocation of approximately $905,000, $1,280,000 and $1,325,000 for the years ended March 31, 2002, 2001, and 2000, respectively.

Operating results of discontinued operations were as follows:

	Year Ended March 31,
	2002	2001	2000
	(In thousands, except per share data)
Net revenue	$137,070	$141,804	$127,076

(Loss) income before income taxes	(9,350)	3,023	(5,024)
Income tax (benefit) expense	(1,477)	2,731	(5)

(Loss) income from operations of discontinued business	(7,873)	292	(5,019)
Loss on disposal of business (net of tax benefit of $9,464)	(121,475)	—	—

(Loss) income from discontinued operations	$(129,348)	$292	$(5,019)

Diluted (loss) income per share from discontinued operations	$(8.98)	$.02	$(.35)

4.    Inventories

Inventories consisted of the following:

	March 31,
	2002	2001
	(In thousands)
At cost—FIFO basis:
Raw materials	$48,477	$56,603
Work-in-process	13,735	17,110
Finished goods	34,417	41,850

	96,629	115,563
LIFO cost less than FIFO cost	(6,973)	(6,650)

Net inventories	$89,656	$108,913

5.    Marketable Securities

Marketable securities are held for the settlement of a portion of the Company’s general liability and products liability insurance claims filed through the Company’s subsidiary, CM Insurance Company, Inc. (see Notes 2 and 13).

The following is a summary of available-for-sale securities at March 31, 2002:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Government securities	$6,353	$258	$6	$6,605
Equity securities	14,833	3,447	251	18,029

	$21,186	$3,705	$257	$24,634

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2002, in accordance with FAS No. 115, the Company reduced the cost bases of certain equity securities since it was determined that the unrealized losses on those securities were other than temporary in nature. This determination resulted in the recognition of a pre-tax charge to earnings of $2,757,000 for the year ended March 31, 2002, classified within other (income) and expense, net. The above schedule reflects the reduced cost base.

In April 2002, all securities in the portfolio were sold and reinvested in short-term cash equivalents.

The following is a summary of available-for-sale securities at March 31, 2001:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Government securities	$6,265	$305	$—	$6,570
Equity securities	16,226	3,043	3,513	15,756

	$22,491	$3,348	$3,513	$22,326

Net unrealized gain or loss included in the balance sheet amounted to a $3,448,000 gain at March 31, 2002 and a $165,000 loss at March 31, 2001. The amounts, net of related income taxes of $1,379,000 and $(66,000) at March 31, 2002 and 2001, respectively, are reflected as a component of accumulated other comprehensive income (loss) within shareholders’ equity.

6.    Property, Plant, and Equipment

Consolidated property, plant, and equipment of the Company consisted of the following:

	March 31,
	2002	2001
	(In thousands)
Land and land improvements	$5,812	$5,845
Buildings	31,472	30,613
Machinery, equipment, and leasehold improvements	99,198	99,243
Construction in progress	3,677	2,812

	140,159	138,513
Less accumulated depreciation	69,417	60,751

Net property, plant, and equipment	$70,742	$77,762

Depreciation expense from continuing operations was $11,449,000, $11,700,000, and $11,551,000 for the years ended March 31, 2002, 2001, and 2000, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Accrued Liabilities and Other Non-current Liabilities

Consolidated accrued liabilities of the Company consisted the following:

	March 31,
	2002	2001
	(In thousands)
Accrued payroll	$10,915	$13,361
Accrued pension cost	5,434	2,579
Interest payable	8,975	9,481
Accrued workers compensation	4,070	3,068
Income taxes payable	—	2,362
Other accrued liabilities	10,139	11,025

	$39,533	$41,876

Consolidated other non-current liabilities of the Company consisted the following:

	March 31,
	2002	2001
	(In thousands)
Accumulated postretirement benefit obligation	$10,181	$12,640
Accrued general and product liability costs	16,274	15,388
Other non-current liabilities	3,759	6,039

	$30,214	$34,067

8.    Debt

Consolidated debt of the Company consisted of the following:

	March 31,
	2002	2001
	(In thousands)
Revolving Credit Facility with availability up to $150,000,000, due March 31, 2003, with interest payable at varying Eurodollar rates based on LIBOR plus a spread determined by the Company’s leverage ratio, amounting to 325 basis points at March 31, 2002 (5.49% and 7.76% at March 31, 2002 and 2001)	$145,800	$202,000
Other senior debt	2,372	5,416

Total senior debt	148,172	207,416
8 1/2% Senior Subordinated Notes due March 31, 2008 with interest payable in semi-annual installments at 8.45% effective rate, recorded net of unamortized discount of $319 ($372 at March 31, 2001)	199,681	199,628

Total	347,853	407,044
Less current portion	146,663	3,092

	$201,190	$403,952

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Revolving Credit Facility is secured by all equipment, inventory, receivables, subsidiary stock (limited to 65% for foreign subsidiaries) and intellectual property. The corresponding credit agreement places certain debt covenant restrictions on the Company including, but not limited to, maximum annual cash dividends of $10 million.

The Company did not comply with certain of the financial covenants as of March 31, 2002. Effective June 6, 2002, the senior lenders agreed to waive the non-compliance as of March 31, 2002 and amended the financial covenants for the quarters ended June 30, September 30, and December 31, 2002. The Company believes that they will be able to comply with the amended covenants.

The Company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and floating rates. The Company entered into an interest rate swap agreement to effectively convert $40 million of variable-rate debt to fixed-rate debt which matures in June 2003. The cash flow hedge is considered effective and the gain or loss on the change in fair value is reported in other comprehensive (loss) income, net of tax. The fair value of the derivative at March 31, 2002 was a $706,000 liability.

The carrying amount of the Company’s senior debt instruments approximates the fair value. The Company’s subordinated debt has an approximate fair market value of $183,000,000 which is less than the carrying cost of $199,681,000.

Provisions of the 8 1/2% Notes include, without limitation, restrictions on liens, indebtedness, asset sales, and dividends and other restricted payments. Prior to April 1, 2003, the 8 1/2% Notes are redeemable at the option of the Company, in whole or in part, at the Make-Whole Price (as defined in the 8 1/2% Notes agreement). On or after April 1, 2003, they are redeemable at prices declining annually to 100% on and after April 1, 2006. In the event of a Change of Control (as defined in the indenture for such notes), each holder of the 8 1/2% Notes may require the Company to repurchase all or a portion of such holder’s 8 1/2% Notes at a purchase price equal to 101% of the principal amount thereof. The 8 1/2% Notes are guaranteed by certain existing and future domestic subsidiaries and are not subject to any sinking fund requirements.

The principal payments scheduled to be made as of March 31, 2002 on the above debt, for the next five annual periods subsequent thereto, are as follows (in thousands):

2003	$146,663
2004	224
2005	162
2006	123
2007	122

It is management’s intent to refinance the Revolving Credit Facility prior to its expiration on March 31, 2003.

As of March 31, 2002, the Company had letters of credit outstanding of $6.8 million.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Retirement Plans

The Company provides defined benefit pension plans to certain employees. The following provides a reconciliation of benefit obligation, plan assets, and funded status of plans:

	March 31,
	2002	2001
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$75,008	$71,320
Service cost	3,961	3,772
Interest cost	5,580	5,099
Actuarial loss (gain)	3,373	(1,821)
Benefits paid	(4,905)	(3,362)

Benefit obligation at end of year	$83,017	$75,008

Change in plan assets:
Fair value of plan assets at beginning of year	$76,182	$73,464
Actual (loss) return on plan assets	(4,349)	1,079
Employer contribution	3,578	5,001
Benefits paid	(4,905)	(3,362)

Fair value of plan assets at end of year	$70,506	$76,182

Funded Status	$(12,511)	$1,174
Unrecognized transition amount	—	(28)
Unrecognized actuarial loss (gain)	12,373	(1,872)
Unrecognized prior service cost	1,191	1,607

Net amount recognized	$1,053	$881

Amounts recognized in the consolidated balance sheets are as follows:

Intangible asset	$903	$1,029
Accrued liabilities	(4,933)	(2,020)
Accumulated other comprehensive loss	5,083	1,872

Net amount recognized	$1,053	$881

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic pension cost included the following components:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Service costs—benefits earned during the period	$3,961	$3,772	$4,329
Interest cost on projected benefit obligation	5,580	5,099	4,805
Expected return on plan assets	(6,526)	(6,303)	(5,732)
Net amortization	213	136	251

Net periodic pension cost	$3,228	$2,704	$3,653

The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $76,652,000 and $62,507,000, respectively, as of March 31, 2002 and $57,644,000 and $55,546,000, respectively, as of March 31, 2001.

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $69,363,000 and $61,734,000 respectively as of March 31, 2002 and $10,973,000 and $9,363,000, respectively as of March 31, 2001.

The unrecognized transition obligation is being amortized on a straight-line basis over 20 years. Unrecognized gains and losses are amortized on a straight-line basis over the average remaining service period of active participants.

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation of all of the defined benefit plans was 7.25% and 7.5% as of March 31, 2002 and 2001, respectively. Future average compensation increases are assumed to be 4.0% and 4.5% per year as of March 31, 2002 and 2001, respectively. The weighted-average expected long-term rate of return on plan assets used in determining the expected return on plan assets included in net periodic pension cost was 8 5/8% for the year ended March 31, 2002 and 8 7/8% for both of the years ended March 31, 2001 and 2000. Plan assets consist of equities, corporate and government securities, and fixed income annuity contracts.

The Company’s funding policy with respect to the defined benefit pension plans is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA).

The Company also sponsors defined contribution plans covering substantially all domestic employees. Participants may elect to contribute basic contributions. These plans provide for employer contributions based primarily on employee participation. The Company recorded a charge for such contributions of approximately $1,790,000, $2,190,000 and $1,660,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Employee Stock Ownership Plan (ESOP)

The AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans” requires that compensation expense for ESOP shares be measured based on the fair value of those shares when committed to be released to employees, rather than based on their original cost. Also, dividends on those ESOP shares that have not been allocated or committed to be released to ESOP participants are not reflected as a reduction of retained earnings. Rather, since those dividends are used for debt service, a charge to compensation expense is recorded. Furthermore, ESOP shares that have not been allocated or committed to be released are not considered outstanding for purposes of calculating earnings per share.

The obligation of the ESOP to repay borrowings incurred to purchase shares of the Company’s common stock is guaranteed by the Company; the unpaid balance of such borrowings, therefore, has been reflected in the accompanying consolidated balance sheet as a liability. An amount equivalent to the cost of the collateralized common stock and representing deferred employee benefits has been recorded as a deduction from shareholders’ equity.

Substantially all of the Company’s domestic non-union employees are participants in the ESOP. Contributions to the plan result from the release of collateralized shares as debt service payments are made. Compensation expense amounting to $845,000, $1,120,000 and $1,752,000 in fiscal 2002, 2001 and 2000, respectively, is recorded based on the guaranteed release of the ESOP shares at their fair market value. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and are applied toward debt service.

At March 31, 2002 and 2001, 966,769 and 953,851 of ESOP shares, respectively, were allocated or available to be allocated to participants’ accounts. At March 31, 2002 and 2001, 417,854 and 504,794 of ESOP shares were pledged as collateral to guarantee the ESOP term loans.

The fair market value of unearned ESOP shares at March 31, 2002 amounted to $5,349,000.

11.    Postretirement Benefit Obligation

The Company sponsors defined benefit postretirement health care plans that provide medical and life insurance coverage to Yale domestic retirees and their dependents. Prior to the acquisition of Yale, the Company did not sponsor any postretirement benefit plans. The Company pays the majority of the medical costs for Yale retirees and their spouses who are under age 65. For retirees and dependents of retirees who retired prior to January 1, 1989, and are age 65 or over, the Company contributes 100% toward the American Association of Retired Persons (“AARP”) premium frozen at the 1992 level. For retirees and dependents of retirees who retired after January 1, 1989, the Company contributes $35 per month toward the AARP premium. The life insurance plan is noncontributory.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s postretirement health benefit plans are not funded. In accordance with FAS No. 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the following sets forth a reconciliation of benefit obligations and the funded status of the plan:

	March 31,
	2002	2001
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$12,626	$11,640
Service cost	82	80
Interest cost	891	820
Actuarial loss	1,255	1,509
Benefits paid	(1,480)	(1,423)
Impact of curtailment	(836)	—

Benefit obligation at end of year	$12,538	$12,626

Funded status	$(12,538)	$(12,626)
Unrecognized actuarial loss	2,664	2,407
Unrecognized prior service gain	(307)	(2,421)

Net amount recognized in other non-current liabilities	$(10,181)	$(12,640)

Net periodic postretirement benefit cost included the following:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Service cost—benefits attributed to service during the period	$82	$80	$84
Interest cost	891	820	816
Amortization of prior service gain	(807)	(807)	(807)
Amortization of plan net losses	162	—	—
Curtailment gain	(1,307)	—	—

Net periodic postretirement benefit cost	$(979)	$93	$93

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of postretirement medical benefits was assumed at the beginning of the period; the rate was assumed to decrease 1.0% per year to 5.0% by 2006. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.5% as of March 31, 2002 and 2001, respectively.

Assumed medical claims cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(In thousands)
Effect on total of service and interest cost components	$54	$(49)
Effect on postretirement obligation	532	(486)

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Earnings per Share and Stock Plans

Earnings per Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (FAS No. 128). Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes any dilutive effects of stock options. The effect of dilutive employee stock options has not been included for the year ended March 31, 2002 since this would be antidilutive as a result of the Company’s net loss.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Numerator for basic and diluted earnings per share:
(Loss) income from continuing operations	$(6,018)	$14,927	$22,099
Total (loss) income from discontinued operations	(129,348)	292	(5,019)

Net (loss) income	$(135,366)	$15,219	$17,080

Denominators:
Weighted-average common stock outstanding – denominator for basic EPS	14,414	14,316	14,138
Effect of dilutive employee stock options	—	—	83

Adjusted weighted-average common stock outstanding and assumed conversions – denominator for diluted EPS	14,414	14,316	14,221

The weighted-average common stock outstanding shown above is net of unallocated ESOP shares (see Note 10).

Stock Plans

The Company maintains two stock option plans, a Non-Qualified Stock Option Plan (Non-Qualified Plan) and an Incentive Stock Option Plan (Incentive Plan). Under the Non-Qualified Plan, options may be granted to officers and other key employees of the Company as well as to non-employee directors and advisors. Options granted under the Non-Qualified and Incentive Plans become exercisable over a four-year period at the rate of 25% per year commencing one year from the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Any option granted under the Non-Qualified plan may be exercised not earlier than one year from the date such option is granted. Any option granted under the Incentive Plan may be exercised not earlier than one year and not later than 10 years from the date such option is granted.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of option transactions during each of the three fiscal years in the period ended March 31, 2002 is as follows:

	Year Ended March 31,
Number of Shares	2002	2001	2000
Outstanding at beginning of year	671,535	674,750	353,348
Granted	762,000	32,700	481,410
Canceled	(27,375)	(16,575)	(7,000)
Exercised	—	(19,340)	(153,008)

Outstanding at end of year	1,406,160	671,535	674,750

Exercisable at end of year	394,153	241,285	137,840
Available for grant at end of year	76,340	810,965	827,090

Exercise prices for options outstanding as of March 31, 2002, ranged from $9.00 to $29.00. The following table provides certain information with respect to stock options outstanding at March 31, 2002:

Range of Exercise Prices	Stock Options Outstanding	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life
Up to $10.00	748,950	$9.97	9.4
$10.01 to $20.00	194,100	14.63	5.9
$20.01 to $30.00	463,110	21.27	7.0

	1,406,160	$14.34	8.1

The following table provides certain information with respect to stock options exercisable at March 31, 2002:

Range of Exercise Prices	Stock Options Outstanding	Weighted-average Exercise Price
Up to $10.00	5,737	$9.13
$10.01 to $20.00	152,361	15.47
$20.01 to $30.00	236,055	21.44

	394,153	$18.95

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the grant date and the number of options granted is fixed, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The Black-Scholes option valuation model was developed for use in

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The fair value for issued options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions and yielding the following pro forma results:

	Year Ended March 31,
	2002	2001	2000
	(In thousands, except for assumptions and earnings per share data)
Assumptions:
Risk-free interest rate	4.5%	5.2%	6.1%
Dividend yield—Incentive Plan	0.0%	2.9%	1.35%
Volatility factor	444	0.435	0.352
Expected life—Incentive Plan	5 years	5 years	5 years
Pro forma results:
Net (loss) income	$(136,697)	$14,809	$16,099
(Loss) earnings per share, basic	(9.48)	1.03	1.14
(Loss) earnings per share, diluted	(9.48)	1.03	1.13

The weighted-average fair value of options granted in 2002, 2001, and 2000 was $4.66, $4.42 and $7.56 per share, respectively.

The Company maintains a Restricted Stock Plan, under which the Company had no shares reserved for issuance at March 31, 2002 and 2001. The Company charges unearned compensation, a component of shareholders’ equity, for the market value of shares, as they are issued. It is then ratably amortized over the restricted period. Grantees who remain continuously employed with the Company become vested in their shares five years after the date of the grant. There were 60,700 shares issued during the year ended March 31, 2000.

13.    Loss Contingencies

General and Product Liability—$15,603,000 of the accrued general and product liability costs which are included in other non-current liabilities at March 31, 2002 ($14,663,000 at March 31, 2001) are the actuarial present value of estimated reserves based on an amount determined from loss reports and individual cases filed with the Company and an amount, based on experience, for losses incurred but not reported. The accrual in these consolidated financial statements was determined by applying a discount factor based on interest rates customarily used in the insurance industry, between 6.09% and

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.42%, to the undiscounted reserves of $19,510,000 and $18,620,000 at March 31, 2002 and 2001, respectively. This liability is funded by investments in marketable securities (see Notes 2 and 5).

14.    Restructuring Charges

In June 2001, the Company recorded an $8.8 million pre-tax charge to cover costs associated with the closure of its hoist manufacturing facility in Forrest City, Arkansas. The charges consisted mainly of plant closing charges ($6.0 million), accrued compensation and employee benefits ($2.0 million), and other restructuring costs ($0.8 million).

In August 2001, the Company recorded a $0.7 million pre-tax charge to cover costs associated with the closure of its chain manufacturing facility in Richmond, British Columbia, Canada. The charges consisted mainly of accrued compensation and employee benefits ($0.4 million), plant closing charges ($0.2 million), and other restructuring costs ($0.1 million).

Restructuring reserves at March 31, 2002 consist mainly of severance and employee benefits. The net carrying value of the recently closed and vacated Forrest City facility is included in assets held for sale (see Note 2) at March 31, 2002.

The manufacturing facilities in Forrest City, Arkansas and Richmond, British Columbia, Canada were both included in the Products segment.

15.    Income Taxes

The following is a reconciliation of the difference between the effective tax rate and the statutory federal tax rate:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Computed statutory provision	$(1,301)	$11,102	$13,889
State income taxes net of federal benefit	501	1,075	1,909
Nondeductible goodwill amortization	2,752	2,753	2,753
Foreign taxes greater than statutory provision	922	923	878
Research and development credit	(1,031)	(400)	(400)
Other	458	1,341	(1,446)

Actual tax provision	$2,301	$16,794	$17,583

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income tax expense consisted of the following:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Current income tax expense:
Federal taxes	$(198)	$11,893	$8,249
State taxes	1,012	1,345	2,136
Foreign	1,483	3,599	3,319
Deferred income tax (benefit) expense:
Domestic	(317)	395	3,658
Foreign	321	(438)	221

	$2,301	$16,794	$17,583

The Company applies the liability method of accounting for income taxes as required by FAS Statement No. 109, “Accounting for Income Taxes.” The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	March 31,
	2002	2001
	(In thousands)
Deferred tax assets:
Insurance reserves	$8,589	$9,560
Accrued vacation and incentive costs	1,387	1,867
Other	6,435	6,015

Total gross deferred tax assets	16,411	17,442

Deferred tax liabilities:
Insurance reserves	(4,661)	(5,935)
Property, plant, and equipment	(6,349)	(6,757)

Total gross deferred tax liabilities	(11,010)	(12,692)

Net deferred tax asset	$5,401	$4,750

Deferred income taxes are presented within the consolidated balance sheet as follows:

	March 31,
	2002	2001
	(In thousands)
Current deferred tax asset (liability)	$2,268	$(691)
Net non-current deferred tax asset	3,133	5,441

Net deferred tax asset	$5,401	$4,750

The current deferred tax asset (liability) is included in prepaid expense (accrued liabilities).

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income before income tax expense includes foreign subsidiary income of $2,436,000, $6,394,000, and $7,602,000 for the years ended March 31, 2002, 2001, and 2000, respectively. United States income taxes have not been provided on certain unremitted earnings of approximately $25,000,000 at March 31, 2002 of the Company’s foreign subsidiaries as such earnings are considered to be permanently reinvested.

16.     Rental Expense and Lease Commitments

Rental expense for the years ended March 31, 2002, 2001 and 2000 was $3,225,000, $5,103,000, and $3,763,000, respectively. The following amounts represent future minimum payment commitments as of March 31, 2002 under non-cancelable operating leases extending beyond one year (in thousands):

Year Ended March 31,	Real Property	Vehicles and Equipment	Total
2003	$724	$1,877	$2,601
2004	729	1,596	2,325
2005	700	1,271	1,971
2006	474	592	1,066
2007	135	238	373

17.    Summary Financial Information

The following information sets forth the condensed consolidating summary financial information of the parent and domestic subsidiaries (guarantors), which guarantee the 8½% senior subordinated notes, and the foreign subsidiaries (nonguarantors). The domestic subsidiaries are wholly owned and the guarantees are full, unconditional, joint and several.

As of and for the year ended March 31, 2002:

	Parent	Domestic Subsidiaries	Foreign Subsidiaries	Eliminations	Consolidated
	(In thousands)
As of March 31, 2002:
Current assets:
Cash	$8,024	$(1,701)	$6,745	$—	$13,068
Trade accounts receivable	53,724	6,895	21,647	—	82,266
Inventories	43,357	23,525	23,723	(949)	89,656
Net assets held for sale	2,300	1,990	—	—	4,290
Net current assets of discontinued operations	—	21,497	—	—	21,497
Other current assets	6,647	(1,682)	3,578	—	8,543

Total current assets	114,052	50,524	55,693	(949)	219,320
Net property, plant, and equipment	35,893	18,385	16,464	—	70,742
Goodwill and other intangibles, net	36,370	121,051	43,380	—	200,801
Intercompany balances	277,846	(292,844)	(59,486)	74,484	—
Other non-current assets	76,893	159,710	(1,408)	(201,763)	33,432

Total assets	$541,054	$56,826	$54,643	$(128,228)	$524,295

Current liabilities	$190,014	$11,335	$20,353	$(422)	$221,280
Debt, less current portion	199,536	—	1,654	—	201,190
Other non-current liabilities	16,196	11,203	2,815	—	30,214

Total liabilities	405,746	22,538	24,822	(422)	452,684
Shareholders’ equity	135,308	34,288	29,821	(127,806)	71,611

Total liabilities and shareholders’ equity	$541,054	$56,826	$54,643	$(128,228)	$524,295

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Parent	Domestic Subsidiaries	Foreign Subsidiaries	Eliminations	Consolidated
	(In thousands)

For the Year Ended March 31, 2002:
Net sales	$222,957	$170,265	$107,944	$(21,138)	$480,028
Cost of products sold	164,150	134,031	82,533	(21,163)	359,551

Gross profit	58,807	36,234	25,411	25	120,477

Selling, general and administrative expenses	34,539	17,163	20,065	—	71,767
Restructuring charges	9,416	—	153	—	9,569
Amortization of intangibles	2,140	6,461	2,412	—	11,013

	46,095	23,624	22,630	—	92,349

Income from operations	12,712	12,610	2,781	25	28,128
Interest and debt expense	28,869	—	512	—	29,381
Other (income) and expense, net	4,773	(2,076)	(233)	—	2,464

(Loss) income from continuing operations before income tax expense	(20,930)	14,686	2,502	25	(3,717)
Income tax expense	(6,838)	7,419	1,710	10	2,301

(Loss) income from continuing operations	(14,092)	7,267	792	15	(6,018)
(Loss) on discontinued operations	—	(7,873)	—	—	(7,873)
(Loss) on disposal of discontinued operations	—	(121,475)	—	—	(121,475)

Net (loss) income	$(14,092)	$(122,081)	$792	$15	$(135,366)

For the Year Ended March 31, 2002:
Operating activities:
Cash provided by (used in) operating activities	$63,500	$(17,965)	$5,914	$(1,652)	$49,797
Investing activities:
Purchase of marketable securities, net	(1,794)	—	—	—	(1,794)
Capital expenditures	(6,923)	3,162	(992)	—	(4,753)
Proceeds from sale of business	890	—	—	—	890
Proceeds from sale of property, plant and equipment	—	—	1,750	—	1,750
Net assets held for sale	—	2,280	—	—	2,280

Net cash (used in) provided by investing activities	(7,827)	5,442	758	—	(1,627)
Financing activities:
Net (payments) borrowings under revolving line-of-credit agreements	(56,200)	13,016	(494)	—	(43,678)
Repayment of debt	(851)	—	(2,196)	—	(3,047)
Dividends paid	(1,808)	—	(1,820)	1,652	(1,976)
Other	219	—	—	—	219

Net cash (used in) provided by financing activities	(58,640)	13,016	(4,510)	1,652	(48,482)
Effect of exchange rate changes on cash	(26)	—	(280)	—	(306)

Net cash (used in) provided by continuing operations	(2,993)	493	1,882	—	(618)
Net cash used in discontinued operations	—	(329)	—	—	(329)

Net change in cash and cash equivalents	(2,993)	164	1,882	—	(947)
Cash and cash equivalents at beginning of year	11,017	(1,865)	4,863	—	14,015

Cash and cash equivalents at end of year	$8,024	$(1,701)	$6,745	$—	$13,068

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of and for the year ended March 31, 2001:
	Parent	Domestic Subsidiaries	Foreign Subsidiaries	Eliminations		Consolidated
	(In thousands)
As of March 31, 2001:
Current assets:
Cash	$11,017	$(1,865)	$4,863	$		$14,015
Trade accounts receivable and unbilled revenues	65,932	12,268	21,673		—	99,873
Inventories	47,012	33,820	29,055		(974)	108,913
Net assets held for sale	—	4,270	—		—	4,270
Net current assets of discontinued operations	—	46,874	—		—	46,874
Other current assets	5,368	(2,919)	3,188		—	5,637

Total current assets	129,329	92,448	58,779		(974)	279,582
Net property, plant, and equipment	34,599	25,212	17,951		—	77,762
Goodwill and other intangibles, net	38,992	127,688	46,621		—	213,301
Intercompany balances	168,763	(334,599)	(63,864)		229,700	—
Net non-current assets of discontinued operations	—	116,658	—		—	116,658
Other non-current assets	226,711	161,070	(2,017)		(350,679)	35,085

Total assets	$598,394	$188,477	$57,470		$(121,953)	$722,388

Current liabilities	$39,673	$15,228	$21,966		$(362)	$76,505
Debt, less current portion	400,137	—	3,815		—	403,952
Other non-current liabilities	15,529	15,804	2,734		—	34,067

Total liabilities	455,339	31,032	28,515		(362)	514,524
Shareholders’ equity	143,055	157,445	28,955		(121,591)	207,864

Total liabilities and shareholders’ equity	$598,394	$188,477	$57,470		$(121,953)	$722,388

For the Year Ended March 31, 2001:
Net sales	$252,128	$237,673	$119,475		$(23,108)	$586,168
Cost of products sold	175,181	184,235	90,260		(23,017)	426,659

Gross profit	76,947	53,438	29,215		(91)	159,509

Selling, general and administrative expenses	39,196	23,331	20,117		—	82,644
Amortization of intangibles	2,011	6,535	2,429		—	10,975

	41,207	29,866	22,546		—	93,619

Income (loss) from operations	35,740	23,572	6,669		(91)	65,890
Interest and debt expense	35,783	(32)	578		—	36,329
Other (income) and expense, net	(1,621)	(236)	(303)		—	(2,160)

Income (loss) from continuing operations before income tax expense	1,578	23,840	6,394		(91)	31,721
Income tax expense	2,326	11,344	3,161		(37)	16,794

(Loss) income from continuing operations	(748)	12,496	3,233		(54)	14,927
Income from discontinued operations	—	292	—		—	292

Net (loss) income	$(748)	$12,788	$3,233		$(54)	$15,219

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Parent	Domestic Subsidiaries	Foreign Subsidiaries	Eliminations	Consolidated
	(In thousands)

For the Year Ended March 31, 2001:
Operating activities:
Cash provided by (used in) operating activities	$19,831	$10,457	$9,054	$(1,072)	$38,270
Investing activities:
Purchase of marketable securities, net	(2,064)	—	—	—	(2,064)
Capital expenditures	(4,419)	(4,961)	(799)	—	(10,179)
Net assets held for sale	—	5,002	—	—	5,002

Net cash (used in) provided by investing activities	(6,483)	41	(799)	—	(7,241)
Financing activities:
Net (payments) borrowings under revolving line-of-credit agreements	(3,000)	(9,597)	335	—	(12,262)
Repayment of debt	(1,579)	—	(2,158)	—	(3,737)
Dividends paid	(3,995)	—	(1,072)	1,072	(3,995)
Other	489	—	—	—	489

Net cash (used in) provided by financing activities	(8,085)	(9,597)	(2,895)	1,072	(19,505)
Effect of exchange rate changes on cash	—	—	(4,026)	—	(4,026)

Net cash provided by continuing operations	5,263	901	1,334	—	7,498
Net cash used in discontinued operations	—	(1,065)	—	—	(1,065)

Net change in cash and cash equivalents	5,263	(164)	1,334	—	6,433
Cash and cash equivalents at beginning of year	5,754	(1,701)	3,529	—	7,582

Cash and cash equivalents at end of year	$11,017	$(1,865)	$4,863	$—	$14,015

18.    Business Segment Information

As a result of the way the Company manages the business, its reportable segments are strategic business units that offer products with different characteristics. The most defining characteristic is the extent of customized engineering required on a per-order basis. In addition, the segments serve different customer bases through differing methods of distribution. The Company has two reportable segments: Products and Solutions. The Company’s Products segment sells hoists, industrial cranes, chain, attachments, and other material handling products principally to third party distributors through diverse distribution channels, and to a lesser extent directly to manufacturers and other end-users. The Solutions segment sells engineered material handling systems such as conveyors, manipulators, and lift tables primarily to end-users in the consumer products, manufacturing, warehousing, and, to a lesser extent, the steel, construction, automotive, and other industrial markets. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are not significant. The Company evaluates performance based on operating earnings of the respective business units prior to the effects of amortization.

Segment information as of and for the years ended March 31, 2002, 2001, and 2000 is as follows:

	Year Ended March 31, 2002
	Products	Solutions	Total
	(In thousands)
Sales to external customers	$404,731	$75,297	$480,028
Operating income before restructuring charges and amortization	47,045	1,665	48,710
Depreciation and amortization	19,515	2,947	22,462
Total assets	438,294	64,504	502,798
Capital expenditures	3,904	849	4,753

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31, 2001
	Products	Solutions	Total
	(In thousands)
Sales to external customers	$478,898	$107,270	$586,168
Operating income before restructuring charges and amortization.	73,096	3,769	76,865
Depreciation and amortization	19,859	2,816	22,675
Total assets	487,551	71,305	558,856
Capital expenditures	9,889	290	10,179

	Year Ended March 31, 2000
	Products	Solutions	Total
	(In thousands)
Sales to external customers	$511,287	$97,891	$609,178
Operating income before restructuring charges and amortization.	75,371	7,826	83,197
Depreciation and amortization	19,843	3,092	22,935
Total assets	505,461	73,801	579,262
Capital expenditures	7,805	118	7,923

The following provides a reconciliation of operating income before restructuring charges and amortization to consolidated income before income tax expense:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Operating income before restructuring charges and amortization	$48,710	$76,865	$83,197
Restructuring charges of Products segment	(9,569)	—	—
Amortization of intangibles	(11,013)	(10,975)	(11,384)
Interest and debt expense	(29,381)	(36,329)	(33,451)
Other income and (expense)	(2,464)	2,160	1,320

(Loss) income from continuing operations before income tax expense	$(3,717)	$31,721	$39,682

Financial information relating to the Company’s operations by geographic area is as follows:

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Net sales:
United States	$374,070	$470,195	$482,658
Europe	70,097	71,967	71,076
Canada	29,340	36,635	49,716
Other	6,521	7,371	5,728

Total	$480,028	$586,168	$609,178

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
Assets:
United States	$388,669	$437,522	$452,234
Europe	92,541	94,908	95,601
Canada	17,071	21,936	27,130
Other	4,517	4,490	4,297

Assets of continuing operations	502,798	558,856	579,262
Assets of discontinued operations	21,497	163,532	152,575

Total	$524,295	$722,388	$731,837

19.     Selected Quarterly Financial Data (Unaudited)

As a result of the restatement related to the discontinued operations as discussed in Note 3, the quarterly information set forth below for net sales, gross profit, income from operations, and income (loss) from continuing operations does not agree to the amounts previously reported in the quarterly Form 10-Qs filed during fiscal year 2002.

As previously reported:

	Three Months Ended
	July 1, 2001	September 30, 2001	December 30, 2001
	(In thousands, except per share data)
Net sales	$175,905	$171,577	$137,747
Gross profit	34,958	32,974	31,988
Income from operations	3,084	8,371	9,228
Net (loss) income	$(4,661)	$(1,332)	$(92)

Net (loss) income per share—basic and diluted	$(0.32)	$(0.09)	$(0.01)

Restated to reflect discontinued operations presentation:

	Three Months Ended
	July 1, 2001	September 30, 2001	December 30, 2001	March 31, 2002
	(In thousands, except per share data)
Net sales	$129,086	$122,542	$113,922	$114,478
Gross profit	33,473	31,194	29,924	25,886
Income from operations	4,922	9,840	10,293	3,073
(Loss) income from continuing operations	(2,819)	268	1,244	(4,711)
Loss from discontinued operations	(1,842)	(1,600)	(1,336)	(3,095)
Loss on disposal of discontinued operations	—	—	—	(121,475)
Net (loss) income	$(4,661)	$(1,332)	$(92)	$(129,281)

Net (loss) income per share—basic and diluted:
Continuing operations	$(0.19)	$0.02	$0.09	$(0.34)
Discontinued operations	(0.13)	(0.11)	(0.10)	(0.21)
Loss on disposal of discontinued operations	—	—	—	(8.41)

Net loss (income)	$(0.32)	$(0.09)	$(0.01)	$(8.96)

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported:

	Three Months Ended
	July 2, 2000	October 1, 2000	December 31, 2000	March 31, 2001
	(In thousands, except per share data)
Net sales	$188,378	$188,994	$175,078	$143,141
Gross profit	47,214	44,990	39,534	40,919
Income from operations	20,378	18,680	13,672	16,949
Net income	$5,946	$4,388	$1,296	$3,879

Net income per share—basic and diluted	$0.42	$0.31	$0.09	$0.25

Restated to reflect discontinued operations presentation:

	Three Months Ended
	July 2, 2000	October 1, 2000	December 31, 2000	March 31, 2001
	(In thousands, except per share data)
Net sales	$152,499	$150,738	$139,790	$143,141
Gross profit	42,897	40,255	35,438	40,919
Income from operations	19,024	17,149	12,768	16,949
Income from continuing operation	5,682	4,037	1,329	3,879
Income (loss) from discontinued operations	264	351	(33)	(290)
Net income	$5,946	$4,388	$1,296	$3,589

Net income (loss) per share—basic and diluted:
Continuing operations	$0.40	$0.29	$0.09	$0.27
Discontinued operations	0.02	0.02	(0.00)	(0.02)

Net income	$0.42	$0.31	$0.09	$0.25

20.    Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	March 31,
	2002	2001
	(In thousands)
Net unrealized investment (losses) gains—net of tax	$2,069	$(99)
Derivatives qualifying as hedges—net of tax	(424)	—
Minimum pension liability adjustment—net of tax	(3,050)	(1,123)
Foreign currency translation adjustment	(12,589)	(12,805)

Accumulated other comprehensive loss	$(13,994)	$(14,027)

21.     Effects of New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 141, “Business Combinations” in June 2001. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the purchase accounting method. The elimination of the pooling-of-interests method is effective for transactions initiated after June 30, 2001. The adoption of this Statement did not have an impact on the consolidated financial statements.

The FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets” in June of 2001. SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 will apply to goodwill and intangible assets arising from transactions completed before and after the effective date. This statement, which will be effective for the Company’s fiscal year beginning on April 1, 2002, must be adopted at the beginning of the fiscal year. The Company is currently assessing the Statement and the impact that the requirement to assess impairment upon adoption will have on the fiscal 2003 consolidated financial statements. Upon adoption, the Company will stop amortizing goodwill which, based upon current levels of goodwill for continuing operations, would reduce amortization expense by approximately $11 million on an annual basis.

The FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” in June 2001. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement, which is effective for the Company’s fiscal year beginning April 1, 2003, may be adopted as of April 1, 2002. We are currently assessing the Statement and the impact, if any, that adoption will have on our fiscal 2003 consolidated financial statements.

The FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in August 2001. SFAS No. 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The statement, while retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, changes the criteria to be met to classify an asset as held-for-sale as well as the grouping of long-lived assets and liabilities that represent the unit of accounting for a long-lived asset to be held and used. SFAS No. 144 is effective for the Company’s fiscal year beginning April 1, 2002. We are currently assessing the Statement and the impact, if any, that adoption will have on our fiscal 2003 consolidated financial statements.

COLUMBUS McKINNON CORPORATION

SCHEDULE II—Valuation and Qualifying Accounts

March 31, 2002, 2001 and 2000
Dollars in thousands

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period
Year ended March 31, 2002:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,305	$1,399	$—		$1,367	(1)	$2,337
Slow-moving and obsolete inventory	3,787	3,331	(15	)(5)	2,484	(2)	4,619

Total	$6,092	$4,730	$(15)		$3,851		$6,956

Reserves on balance sheet:
Accrued general and product liability costs	$15,388	$2,563	$—		$1,938	(3)	$16,013

Year ended March 31, 2001:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,212	$1,207	$—		$1,114	(1)	$2,305
Slow-moving and obsolete inventory	3,956	1,373	—		1,542	(2)	3,787

Total	$6,168	$2,580	$—		$2,656		$6,092

Reserves on balance sheet:
Accrued general and product liability costs	$14,550	$2,356	$—		$1,518	(3)	$15,388

Year ended March 31, 2000:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,088	$980	$—		$856	(1)	$2,212
Slow-moving and obsolete inventory	4,066	1,776	112	(4)	1,998	(2)	3,956

Total	$6,154	$2,756	$112		$2,854		$6,168

Reserves on balance sheet:
Accrued general and product liability costs	$11,416	$3,368	$—		$234	(3)	$14,550

(1)	Uncollectible accounts written off, net of recoveries
(2)	Obsolete inventory disposals
(3)	Insurance claims and expenses paid
(4)	Reserves at date of acquisition of subsidiaries
(5)	Reserves at date of disposal of subsidiary

S-1

Report of Independent Auditors

We have audited the consolidated financial statements of Columbus McKinnon Corporation as of March 31, 2002 and 2001, and for each of the three years in the period ended March 31, 2002, and have issued our report thereon dated June 6, 2002 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/    ERNST & YOUNG LLP

Buffalo, New York
June 6, 2002

S-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than underwriter discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$5,022
NASD filing fee		5,958
Nasdaq National Market listing fee		22,500
Printing fees and expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 722 through 726 of the New York Business Corporation Law (“BCL”), grant New York corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; give a director or officer who successfully defends an action the right to be so indemnified; and permit a corporation to buy directors’ and officers’ liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of shareholders or otherwise.

Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its shareholders for breach of fiduciary duty as a director, provided that such provision may not eliminate the liability of a director (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) for any transaction from which the director receives an improper personal benefit or (iii) for any acts in violation of Section 719 of the BCL. Section 719 provides that a director who votes or concurs in a corporate action will be liable to the corporation for the benefit of its creditors and shareholders for any damages suffered as a result of an action approving (i) an improper payment of a dividend, (ii) an improper redemption or purchase by the corporation of shares of the corporation, (iii) an improper distribution of assets to shareholders after dissolution of the corporation without adequately providing for all known liabilities of the corporation or (iv) the making of an improper loan to a director of the corporation. Our certificate of incorporation provides that our directors shall not be liable to us or our shareholders for a breach of their duties to the fullest extent in which elimination or limitation of the liability of directors is permitted by the BCL. Our Restated Certificate of Incorporation includes the provision permitted by Section 402(b) of the BCL.

Our Restated Certificate of Incorporation provides that we shall indemnify, to the fullest extent permitted by the BCL, each person (and the heirs, executors, or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in, any civil or criminal action, suit or proceeding, by reason of the fact that such person is or was a director or officer of our company or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. We are also obligated to pay the cost of the expenses incurred by our officers and directors (including attorney’s fees) in defending themselves in such proceedings in advance of final disposition if the officer or director agrees to repay the amount advanced in the event it is ultimately determined that the officer or director was not entitled to be indemnified by us as authorized by our certificate of incorporation. We are not obligated to indemnify any director or officer (or his or her heirs, executors or administrators) in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by our Board of Directors. We have entered into indemnification agreements with each of our current directors to effectuate the indemnification provisions of our certificate of incorporation.

ITEM 15.    RECENT SALE OF UNREGISTERED SECURITIES

None.

ITEM 16.    EXHIBITS

(a) Exhibits:

Exhibit Number	Exhibit
*1.1	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).
3.2	Amended By-Laws of the Registrant (incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K dated May 17, 1999).
4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).
4.2
First Amendment and Restatement of Rights Agreement, dated as of October 1, 1998, between Columbus McKinnon Corporation and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4 to the Company’s Current Report on Form 8-K dated October 29, 1998).

4.3
Indenture among Columbus McKinnon Corporation, the guarantors named on the signature pages thereto and State Street Bank and Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 9, 1998).

4.4
Supplemental Indenture among LICO, Inc., Automatic Systems, Inc., LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products, Inc., Mechanical Products, Inc., Minitec Corporation and State Street Bank and Trust Company, N.A., as trustee, dated March 31, 1998 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on form 8-K dated April 9, 1998).

Exhibit Number	Exhibit
4.5
Second Supplemental Indenture among Abell-Howe Crane, Inc., LICO, Inc., Automatic Systems, Inc. LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of February 12, 1999 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

4.6
Third Supplemental Indenture among G.L. International, Inc., Gaffey, Inc., Handling Systems and Conveyors, Inc., Larco Material Handling Inc., Abell-Howe Crane, Inc., LICO, Inc., Automatic Systems, Inc., LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products, Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of March 1, 1999 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

4.7
Fourth Supplemental Indenture among Washington Equipment Company, G.L. International, Inc., Gaffey, Inc., Handling Systems and Conveyors, Inc., Larco Material Handling Inc., Abell-Howe Crane, Inc., Automatic Systems, Inc., LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products, Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of November 1, 1999 (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on form 10-Q for the quarterly period ended October 3, 1999).

4.8
Fifth Supplemental Indenture among Columbus McKinnon Corporation, Crane Equipment & Service, Inc., Automatic Systems, Inc., LICO Steel, Inc., Yale Industrial Products, Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of April 4, 2002 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

*5.1	Opinion of Hodgson Russ LLP.
10.1
Amended and Restated Term Loan Agreement by and among Fleet Bank of New York, Columbus McKinnon Corporation and Kenneth G. McCreadie, Peter A. Grant and Robert L. Montgomery, Jr., as Trustees under the Columbus McKinnon Corporation Employee Stock Ownership Trust Agreement, dated March 31, 1993 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

10.2
Amendment No. 1 to Amended and Restated Term Loan Agreement, dated March 31, 1993, by and among Fleet Bank of New York, Columbus McKinnon Corporation and Kenneth G. McCreadie, Peter A. Grant and Robert L. Montgomery, Jr. as trustees under the Columbus McKinnon Corporation Employee Stock Ownership Trust Agreement, dated October 27, 1994 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

10.3
Amendment No. 2 to Amended and Restated Term Loan Agreement by and among Fleet Bank, Columbus McKinnon Corporation and Kenneth G. McCreadie, Peter A. Grant and Robert L. Montgomery, Jr. under the Columbus McKinnon Corporation Employee Stock Ownership Trust Agreement, dated November 2, 1995 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

10.4
Amendment No. 3 to Amended and Restated Term Loan Agreement by and among Fleet Bank, Columbus McKinnon Corporation and Karen L. Howard, Timothy R. Harvey, and Robert L. Montgomery, Jr. as trustees under the Columbus McKinnon Corporation Employee Stock Ownership Trust Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

Exhibit Number	Exhibit
10.5
Amended and Restated Term Loan Agreement by and among Columbus McKinnon Corporation Employee Stock Ownership Trust, Columbus McKinnon Corporation and Marine Midland Bank, dated August 5, 1996 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

10.6
First Amendment to Amended and Restated Term Loan Agreement by and among Columbus McKinnon Corporation Employee Stock Ownership Trust, Columbus McKinnon Corporation and Marine Midland Bank, dated October 16, 1996 (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

10.7
Second Amendment to Amended and Restated Term Loan Agreement by and among Columbus McKinnon Corporation Employee Stock Ownership Trust, Columbus McKinnon Corporation and Marine Midland Bank, dated March 31, 1998 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

10.8
Third Amendment to Amended and Restated Term Loan Agreement by and among Columbus McKinnon Corporation Employee Stock Ownership Trust, Columbus McKinnon Corporation and Marine Midland Bank, dated November 30, 1998 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

10.9
Agreement by and among Columbus McKinnon Corporation Employee Stock Ownership Trust, Columbus McKinnon Corporation and Marine Midland Bank, dated November 2, 1995 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

10.10
Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank, and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated April 9, 1998).

10.11
First Amendment, dated as of September 23, 1998, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998).

10.12
Second Amendment, dated as of February 12, 1999, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as Borrower, the banks, financial institutions and other institutional leaders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

10.13
Third Amendment dated as of November 16, 1999, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 3, 1999).

Exhibit Number	Exhibit
10.14
Fourth Amendment and Waiver, dated as of February 15, 2000, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2000).

10.15
Fifth Amendment, dated as of September 28, 2000, to the Credit Agreement, dated as of March 31,1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2000).

10.16
Sixth Amendment, dated as of February 5, 2001, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).

10.17
Seventh Amendment, dated as of June 26, 2001, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001).

10.18
Eighth Amendment, dated as of November 21, 2001, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2001).

10.19
Ninth Amendment, dated as of February 12, 2002, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2001).

10.20
Tenth Amendment, dated as of April 16, 2002, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

Exhibit Number	Exhibit
10.21
Eleventh Amendment, dated as of June 6, 2002, to the Credit Agreement, dated as of March 31, 1998, among Columbus McKinnon Corporation, as the Borrower, the banks, financial institutions and other institutional lenders named therein, as Initial Lenders, Fleet National Bank, as the Initial Issuing Bank, Fleet National Bank, as the Swing Line Bank and Fleet National Bank, as the Administrative Agent (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

#10.22
Columbus McKinnon Corporation Employee Stock Ownership Plan Restatement Effective April 1, 1989 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.23
Amendment No. 1 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated March 2, 1995 (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.24
Amendment No. 2 to the Columbus McKinnon Corporation Employee Stock Ownership Plan, dated October 17, 1995 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997).

#10.25
Amendment No. 3 to the Columbus McKinnon Corporation Employee Stock Ownership Plan, dated March 27, 1996 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997).

#10.26
Amendment No. 4 of the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated September 30, 1996 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996).

#10.27
Amendment No. 5 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated August 28, 1997 (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998).

#10.28
Amendment No. 6 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated June 24, 1998 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998).

#10.29
Amendment No. 7 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated April 30, 2000 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000).

#10.30
Amendment No. 8 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated March 26, 2002 (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

#10.31
Columbus McKinnon Corporation Personal Retirement Account Plan Trust Agreement, dated April 1, 1987 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

Exhibit Number	Exhibit
#10.32
Amendment No. 1 to the Columbus McKinnon Corporation Employee Stock Ownership Trust Agreement (formerly known as the Columbus McKinnon Corporation Personal Retirement Account Plan Trust Agreement) effective November 1, 1988 (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.33
Amendment and Restatement of Columbus McKinnon Corporation 1995 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.34	Columbus McKinnon Corporation Restricted Stock Plan (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).
#10.35
Amendment and Restatement of Columbus McKinnon Corporation Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.36
Columbus McKinnon Corporation Thrift [401(k) Plan] 1989 Restatement Effective January 1, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).

#10.37
Amendment No. 1 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift 401(k) Plan, dated December 10, 1998 (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.38
Amendment No. 2 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift 401(k) Plan, dated June 1, 2000 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000).

#10.39
Amendment No. 3 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift 401(k) Plan, dated March 26, 2002 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

#10.40
Columbus McKinnon Corporation Thrift [401(k)] Plan Trust Agreement Restatement Effective August 9, 1994 (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.41
Columbus McKinnon Corporation Monthly Retirement Benefit Plan Restatement Effective April 1, 1998 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).

#10.42
Amendment No. 1 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated December 10, 1998 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.43
Amendment No. 2 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated May 26, 1999 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.44
Amendment No. 3 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated March 26, 2002 (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

Exhibit Number	Exhibit
#10.45
Columbus McKinnon Corporation Monthly Retirement Benefit Plan Trust Agreement effective as of April 1, 1987 (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.46
Form of Change in Control Agreement as entered into between Columbus McKinnon Corporation and each of Timothy T. Tevens, Robert L. Montgomery, Jr., Ned T. Librock, Karen L. Howard, Lois H. Demler, Timothy R. Harvey, John Hansen and Neal Wixson (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March, 31, 1998).

#10.47	Columbus McKinnon Corporation Corporate Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2001).
#10.48
Consulting Agreement dated as of October 1, 2001 between Columbus McKinnon Corporation and Herbert P. Ladds, Jr. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2001).

10.49
Asset Purchase Agreement dated as of May 10, 2002 by and among Automatic Systems, Inc., Columbus McKinnon Corporation and ASI Acquisition Corp (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 29, 2002).

**21.1	Subsidiaries of the Registrant.
*23.1	Consent of Hodgson Russ LLP (contained in Exhibit 5.1 to this registration statement).
**23.2	Consent of Ernst & Young LLP.
24.1	Power of Attorney (contained in Part II of this registration statement).

*	To be filed by amendment
**	Filed herewith
#	Indicates a Management contract or compensation plan or arrangement

(b) Financial Statement Schedules:

Schedule II—Valuation and qualifying accounts

ITEM 17.    UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the ‘‘Act’’) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) We hereby undertake that:

(i)  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(ii)  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(iii)  For the purpose of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Amherst, State of New York on June 11, 2002.

COLUMBUS McKINNON CORPORATION

By:	/s/ TIMOTHY T. TEVENS
Timothy T. Tevens President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy T. Tevens and Robert L. Montgomery, Jr., or either of them, as his attorney in fact, to sign any amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TIMOTHY T. TEVENS Timothy T. Tevens	President and Chief Executive Officer (Principal Executive Officer)	June 11, 2002

/s/ ROBERT L. MONTGOMERY, JR. Robert L. Montgomery, Jr.	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	June 11, 2002

/s/ HERBERT P. LADDS, JR. Herbert P. Ladds, Jr.	Chairman of the Board of Directors	June 11, 2002

/s/ L. DAVID BLACK L. David Black	Director	June 11, 2002

/s/ CARLOS PASCUAL Carlos Pascual	Director	June 11, 2002

/s/ RICHARD H. FLEMING Richard H. Fleming	Director	June 11, 2002